   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997.


                                       SECURITIES ACT REGISTRATION NO. 333-37167
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  VRB BANCORP
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             OREGON                            6022                          93-0892559
 (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)                 NO.)

    110 PINE ST., P.O. BOX 1046, ROGUE RIVER, OREGON 97537     541-582-4561
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          WILLIAM A. HADEN, PRESIDENT
                    110 PINE ST., ROGUE RIVER, OREGON 97537
                                  541-582-4561
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:

             KENNETH E. ROBERTS, ESQ.                           THOMAS P. PALMER, ESQ.
          FOSTER PEPPER & SHEFELMAN PLLC                         TONKON, TORP, GALEN,
          101 S.W. MAIN ST., 15TH FLOOR                           MARMADUKE & BOOTH
              PORTLAND, OREGON 97204                            888 S.W. FIFTH AVENUE
             COUNSEL FOR THE COMPANY                            PORTLAND, OREGON 97204
                                                             COUNSEL FOR THE UNDERWRITER

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:   As soon as practicable
after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
---------

     If this Form is a post-effective amendment filed pursuant to Rule 462 under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 1997
PROSPECTUS

                                1,000,000 SHARES

                                 [VRB BANCORP]

                                  VRB BANCORP

                                  COMMON STOCK


     VRB Bancorp ("VRB"), a bank holding company organized under the laws of the State of Oregon, is offering for sale 1,000,000 shares of common stock, no par value (the "Common Stock"). Prior to this offering there has been a limited public market for the Common Stock. The Common Stock is traded in the over-the-counter market through the Bulletin Board Service of the Nasdaq Stock Market. The closing bid price of the Common Stock was $9.50 on October 20, 1997, the most recent trading date prior to the date of this Prospectus. The public offering price of the Common Stock will be determined by negotiation between VRB and the Representative of the Underwriters. VRB has received approval for inclusion of the Common Stock in the Nasdaq National Market System under the symbol "VRBA," upon official notice of issuance.

                            ------------------------

      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------

     THE SHARES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================
                                                             UNDERWRITING
                                            PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                             PUBLIC         COMMISSIONS (1)      COMPANY (2)
-----------------------------------------------------------------------------------------------
Per Share..............................                 $                  $                  $
-----------------------------------------------------------------------------------------------
Total (3)..............................                 $                  $                  $
===============================================================================================

(1) VRB has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by VRB estimated at $250,000.

(3) VRB has granted to the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the certificates representing the Common Stock will be made against payment therefor at the offices of the agent of Black
& Company, Inc. in New York, New York on or about             , 1997.

                            ------------------------

                             BLACK & COMPANY, INC.
                  The date of this Prospectus is      , 1997.

                    Map of branch locations in Southern Oregon

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF VRB, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITY, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE TRANSACTIONS, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of information set forth in more detail elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. The number of shares and options outstanding and per share amounts reflect VRB's two-for-one stock split paid on September 17, 1997. References to "VRB" in this Prospectus mean VRB Bancorp and Valley of the Rogue Bank, its subsidiary, and references to the "Offering" mean the offering of 1,000,000 shares of Common Stock pursuant to this Prospectus.

                                  THE COMPANY

OVERVIEW

     VRB is the largest community bank in southern Oregon, currently operating nine full-service branches in the Rogue Valley. As of June 30, 1997, VRB had assets of $180 million and deposits of $156 million. VRB has entered into an agreement to acquire Colonial Banking Company ("Colonial"), which will add four branches and $101 million in deposits, increasing VRB's market share to over 15% of commercial bank deposits in the Rogue Valley. See "Colonial Banking Company Acquisition."

     VRB has delivered 29 consecutive years of profitability. During the most recent five years, it has increased earnings by an average of 18% per year and increased its return on average assets from 1.61% in 1992 to 1.99% in 1996. During the same period, VRB has achieved a return on average equity greater than 16% while sustaining high asset quality. VRB has consistently performed in the top quartile when comparing its return on average equity to its national peer group comprising over 900 banks with assets of between $100 and $300 million and multiple branches located in metropolitan areas.

     The consolidation of the banking industry in Oregon has had a positive effect on VRB. Major regional banks have chosen to focus on larger metropolitan markets and to de-emphasize personal service to achieve efficiencies. VRB continues to introduce new products while maintaining the personal service and local decision-making believed to be important to its customers. Its high level of demand deposit accounts (30% of total deposits at June 30, 1997) has significantly contributed to its consistently low cost of funds and high net interest margin. VRB's growing base of core deposits confirms its belief that its product delivery approach is attractive to a significant number of customers in its market.

     VRB offers a broad range of commercial banking services, primarily to small and medium-sized businesses, professionals, farmers and retail customers, including commercial, real estate and agricultural loans, accounts receivable and inventory financing, consumer installment loans, acceptance of deposits, and personal savings and checking accounts. A majority of VRB's loans are commercial loans collateralized with real estate.

BUSINESS STRATEGY

     VRB seeks significant growth in its earning assets while maintaining a high return on equity. VRB believes that this objective can be achieved by continuing to emphasize personalized, quality banking products and services to its customers. VRB intends to increase its market penetration in its existing markets and to expand into new markets through acquisitions. VRB's strategy consists of the following:

     - Provide a full range of banking products and personalized service. VRB believes offering products with a high level of personal service attracts and retains customers. VRB focuses on customer care by providing friendly, interactive service dedicated to meeting the needs of each individual customer. Although many of its customers desire personal banking services, VRB also has made a commitment to provide new technology-based services to attract a broader customer base. These products and services include 24-hour telephone account access, a recently developed debit card program and an expanded ATM network.

     - Increase market share in existing markets. VRB believes there is significant potential to increase its business with current customers and attract new customers in its existing market. Early in 1995, VRB embarked on a sales training program and in 1996 appointed a Corporate Sales Officer with responsibility for improving the business development skills of employees. VRB believes it can gain more customers within the Rogue Valley by continuing to distinguish itself from larger banks, all of which are headquartered in other states, have reduced personal service and have transferred lending decisions away from local branches. As of June 30, 1997, VRB's market share of commercial bank deposits in the Rogue Valley was 9.3%, up from 7.7% on December 31, 1995. VRB believes this increase of over 20% in an eighteen month period is a direct result of its increased marketing efforts and validates VRB's belief that personalized service is important to a significant segment of its market. The addition of Colonial's deposits is expected to increase VRB's total market share to over 15% of commercial bank deposits in the Rogue Valley.

     - Explore opportunistic acquisitions. After the integration of Colonial, VRB intends to explore acquisitions of other community banks in the Pacific Northwest. Although VRB is not currently engaged in any acquisition discussions, it believes that it will be able to supplement internal growth with complementary acquisitions.

     VRB Bancorp was organized in 1983 under Oregon law to become the holding company for Valley of the Rogue Bank, an Oregon state-chartered bank that commenced operations in 1968. VRB maintains its principal offices at 110 Pine St., Rogue River, Oregon 97537, and its telephone number is 541-582-4561.

                                  THE OFFERING

Common Stock offered by VRB..................  1,000,000 shares
Common Stock to be outstanding after the
  Offering...................................  8,188,090 shares(1)
Use of proceeds..............................  To fund a significant portion of the purchase price in connection with the acquisition of
                                               Colonial. See "Use of Proceeds" and "Colonial
                                               Banking Company Acquisition."
Proposed Nasdaq National Market symbol.......  VRBA

---------------

(1) Includes 21,960 shares issued upon exercise of stock options subsequent to June 30, 1997. Does not include an aggregate of 463,560 shares of Common Stock reserved for issuance under VRB's stock option plans, 162,500 of which are subject to outstanding options as of the date hereof. VRB's Board of Directors has approved effective with the Offering, grants of options to certain executive officers covering an additional 100,000 shares. See "Management -- Stock Option Plans."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents (1) summary historical financial data of VRB as of the dates and for the periods indicated and (2) summary pro forma financial data giving effect to the acquisition of Colonial and the Offering as though both transactions had occurred immediately prior to January 1, 1996, with respect to the Income Statement, and prior to June 30, 1997 with respect to the Balance Sheet. The summary pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had these events been consummated on such dates and should not be construed as representative of future operating results or financial position. The summary historical and pro forma financial data should be read in conjunction with the financial statements and related notes thereto of VRB and Colonial, and with the "Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------------   ---------------------------------
                                                                         PRO                                 PRO
                                               ACTUAL                 FORMA(1)           ACTUAL           FORMA(1)
                                  ---------------------------------   ---------   ---------------------   ---------
                                    1994        1995        1996        1996        1996        1997        1997
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
 (IN THOUSANDS EXCEPT PER SHARE
             DATA)                                                                (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA
  Interest income...............  $  10,551   $  11,973   $  13,187   $  20,381   $   6,297   $   7,153   $  11,561
  Interest expense..............      2,196       2,989       3,626       7,207       1,777       1,909       3,922
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net interest income...........      8,355       8,984       9,561      13,174       4,520       5,244       7,639
  Provision for loan losses.....         --          --         250         678          --          --         268
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net interest income after
    provision for loan losses...      8,355       8,984       9,311      12,496       4,520       5,244       7,371
  Noninterest income............      1,512       1,381       1,371       2,143         698         729       1,105
  Noninterest expense...........      6,022       6,062       5,829       9,166       2,879       3,280       5,027
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income before provision for
    income taxes................      3,845       4,303       4,853       5,473       2,339       2,693       3,449
  Provision for income taxes....      1,335       1,395       1,602       2,101         772         916       1,278
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net income....................  $   2,510   $   2,908   $   3,251   $   3,372   $   1,567   $   1,777   $   2,171
                                  =========   =========   =========   =========   =========   =========   =========
DIVIDENDS
  Cash..........................  $     473   $     559   $     953               $      --   $      --
  Ratio of dividends declared to
    net income..................      18.84%      19.22%      29.31%                     --%         --%
PER SHARE DATA
  Net income per common share...  $    0.36   $    0.41   $    0.46   $    0.42   $    0.22   $    0.25   $    0.27
  Cash dividends per common
    share.......................  $    0.07   $    0.08   $    0.13                      --          --
  Weighted average shares
    outstanding.................  6,942,201   6,942,610   7,015,780   8,015,780   6,980,599   7,023,847   8,023,847
BALANCE SHEET DATA (AT PERIOD
  END)
  Investment securities.........  $  34,589   $  38,117   $  41,404               $  43,929   $  40,970   $  40,329
  Loans, net....................  $  88,441   $  88,972   $  99,776               $  93,589   $ 107,929   $ 198,105
  Total assets..................  $ 141,537   $ 151,485   $ 177,107               $ 160,240   $ 179,580   $ 288,592
  Total deposits................  $ 125,472   $ 132,744   $ 155,569               $ 140,637   $ 156,448   $ 257,072
  Total shareholders' equity....  $  15,000   $  17,470   $  20,188               $  18,656   $  21,880   $  29,535
SELECTED RATIOS
  Return on average total
    assets......................       1.74%       2.02%       1.99%                   2.01%       2.01%
  Return on average total
    shareholders' equity........      17.69%      17.75%      17.26%                  17.35%      17.03%
  Net interest margin...........       6.67%       7.33%       7.00%                   6.62%       6.80%
  Efficiency ratio..............      61.03%      58.49%      53.32%                  55.17%      54.91%

                                             YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------------   ---------------------------------
                                                                         PRO                                 PRO
                                               ACTUAL                 FORMA(1)           ACTUAL           FORMA(1)
                                    1994        1995        1996        1996        1996        1997        1997
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
 (IN THOUSANDS EXCEPT PER SHARE
             DATA)                                                                (UNAUDITED) (UNAUDITED)
ASSET QUALITY RATIOS
  Reserve for loans losses to:
  Ending total loans............       1.57%       1.56%       1.61%                   1.46%       1.46%
  Nonperforming assets..........    1229.57%    1393.07%    2331.43%                1199.32%    3280.55%
  Nonperforming assets to ending
    total assets................       0.08%       0.07%       0.04%                   0.07%       0.03%
  Net loan charge-offs to
    average loans...............       0.05%       0.01%       0.03%                   0.02%       0.06%
CAPITAL RATIOS
  Average shareholders' equity
    to average assets...........       9.83%      11.37%      11.52%                  11.58%      11.83%
  Tier 1 capital ratio..........      13.90%      16.32%      16.08%                  16.78%      16.23%      15.55%
  Total risk-based capital
    ratio.......................      15.20%      17.57%      17.34%                  18.03%      17.48%      17.21%
  Leverage ratio................      10.60%      11.53%      11.40%                  11.27%      11.91%      10.76%

---------------
(1) For information regarding the pro forma adjustments made to VRB's historical financial data, see "Pro Forma Combined Financial Statements."

                       VRB CURRENT SUMMARY FINANCIAL DATA

     The following table presents unaudited summary financial data of VRB for the nine-month periods ended September 30, 1996 and 1997. Such information should be read in conjunction with "Summary Historical and Pro Forma Financial Data," the consolidated financial statements and related notes thereto of VRB, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in the Prospectus.

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                      -------------------------
                       (DOLLARS IN THOUSANDS)                            1996           1997
                                                                      ----------     ----------
INCOME STATEMENT DATA
  Interest Income...................................................  $    9,684     $   10,924
  Interest Expense..................................................       2,683          2,942
                                                                        --------     ----------
  Net interest income...............................................       7,001          7,942
  Provision for loan losses.........................................          --             --
                                                                        --------     ----------
  Net interest income after provision for loan losses...............       7,001          7,942
  Non-interest income...............................................       1,040          1,110
  Non-interest expense..............................................       4,376          4,990
                                                                        --------     ----------
  Income before provision for income taxes..........................       3,665          4,102
  Provision for income taxes........................................       1,220          1,312
                                                                        --------     ----------
  Net income........................................................  $    2,445     $    2,790
                                                                        ========     ==========

PER SHARE DATA
  Net income per common share.......................................  $     0.35     $     0.39
  Cash dividends per common share(1)................................  $     0.13     $     0.14
  Weighted average shares outstanding...............................   6,992,877      7,032,377

BALANCE SHEET DATA (AT PERIOD END)
  Investment securities.............................................  $   45,975     $   40,905
  Loans, net........................................................  $   96,525     $  113,162
  Total assets......................................................  $  166,949     $  191,033
  Total deposits....................................................  $  146,156     $  166,478
  Total shareholders' equity........................................  $   19,724     $   22,048

---------------

(1) VRB declared $0.13 and $0.14 per share cash dividends during September, 1996 and 1997, respectively.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. Prospective investors should carefully consider and evaluate all of the information set forth in this Prospectus, including the Risk Factors set forth below. This list of risk factors may not be exhaustive.

PENDING ACQUISITION OF COLONIAL BANKING COMPANY

     Although VRB has entered into an agreement which it expects will result in the acquisition of Colonial, closing of the acquisition, anticipated in January 1998, is subject to the satisfaction of certain conditions of closing, including regulatory and shareholder approval, and no assurance can be given that the acquisition will be consummated. See "Colonial Banking Company Acquisition."

     VRB believes that integration of the Colonial operations promptly following the acquisition is critical to the success of the transaction. Although VRB has completed four acquisitions, the most recent in 1993, Colonial is by far the largest and the first to involve more than one banking office. There can be no assurance that the integration of Colonial will be effected without loss of loan or deposit customers or that problems in combining the operations of the two banks will not be encountered.

     The principal use of the net proceeds from the Offering is to fund a significant portion of the Colonial acquisition. Should the acquisition not occur, VRB has no other current intended use or need for the offering proceeds and, pending application of such proceeds, VRB's return on equity and earnings per share would be adversely affected. No assurances can be given that such funds could be efficiently deployed in the future. See "Use of Proceeds."

     The acquisition of Colonial for cash, even after the application of the net proceeds of the Offering, will significantly reduce the capital-to-asset ratio of VRB. Had the acquisition been completed as of June 30, 1997, and based upon the anticipated net proceeds, VRB's total regulatory leverage ratio would have been reduced from 11.91% to 10.76%. Although the post-acquisition pro forma ratio is substantially above the regulatory minimum of 4.0%, and VRB would still qualify as "well capitalized," the reduction in the capital-to-asset ratio could limit VRB's future growth or ability to pursue other acquisition opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The acquisition of Colonial will result in the recognition of a significant amount of goodwill and a charge to operations of approximately $680,000 per year in each of the 15 years following the acquisition. See "Colonial Banking Company Acquisition."

EXPOSURE TO LOCAL ECONOMY

     VRB's performance is materially dependent upon and sensitive to the economy of its market area consisting of the Rogue Valley in Jackson and Josephine Counties of southern Oregon. Adverse economic developments may affect loan demand and the collectibility of existing loans, and have a negative effect on VRB's earnings and financial condition. The economy of the Rogue Valley depends primarily on retail trade, tourism, government, services, agriculture, forest products and other manufacturing industries. Particularly in the 1980's, VRB's market area experienced high unemployment as a result of the reduction in forest products manufacturing jobs. Subsequent developments have reduced the dependence of the local economy on forest products manufacturing and have increased the number of non-manufacturing jobs. There can be no assurance that future economic changes will not have a significant adverse effect on VRB. Although VRB has not noticed any material decrease in lending activity, home sales in its market area are down 26% during the first eight months of 1997 when compared to the corresponding period in 1996. See "Business -- Market Area."

COMPETITION

     In recent years, competition for deposits and loans has intensified. A new community bank has opened in Grants Pass and a second is being organized in Medford. In addition, two super-regional banks in VRB's market area have been acquired by even larger banks. Furthermore, competition from outside the traditional banking system from investment banking firms, insurance companies and related industries offering bank-like products has increased the competition for deposits and loans. The banking industry in VRB's primary market area is characterized by well-established branches of large banks which hold 75% of local deposits. These institutions have competitive advantages over VRB in that they have higher public visibility and are able to maintain advertising and marketing activities on a much larger scale than VRB can economically sustain. Single-borrower lending limits imposed by law are dependent on the capital of the financial institution, giving branches of larger banks an additional competitive advantage with respect to loan applications which are in excess of VRB's legal lending limits. See "Business -- Competition."

CREDIT RISK

     VRB, like other lenders, is subject to credit risk, which is the risk of losing principal and interest due to customers' failure to repay loans in accordance with their terms. Although VRB has established lending criteria and most loans are secured by collateral, a downturn in the economy or the real estate market in the Rogue Valley or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTEREST RATE RISK

     VRB's earnings are largely derived from net interest income, which is interest income and fees earned on loans and investment income, less interest expense paid on deposits and other borrowings. Interest rates are highly sensitive to many factors which are beyond the control of VRB's management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans) and liabilities (such as certificates of deposit), the effect on net interest income depends on the maturity of the asset or liability. Although VRB strives to minimize interest rate risk through asset/liability management policies, from time to time maturities are not balanced. Further, while rates have remained stable in recent periods, an unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     VRB's success is dependent on the services of William A. Haden, President and Chief Executive Officer, and Tom Anderson, Executive Vice President and Chief Operating Officer. The loss of the services of either of these executives, or of certain other key officers, could adversely affect VRB. No assurance can be given that replacement officers of comparable abilities could be found. VRB does not maintain key person life insurance on these individuals. See "Management."

OFFERING PRICE

     The price of the shares offered hereby will be determined by negotiation between VRB and the representative of the Underwriters. There can be no assurance that the market will sustain the offering price or that the offering price necessarily indicates the fair value of the Common Stock. See "Underwriting" and "Market Price of and Dividends on the Common Stock."

LIMITED MARKET FOR THE SHARES

     There is currently a limited market for VRB's shares. VRB's Common Stock currently trades on the Bulletin Board Service of the Nasdaq Stock Market under the symbol "VRB.A", but is not actively traded.

VRB has received approval for inclusion of the Common Stock in the Nasdaq National Market System on the effective date of the Offering, but no assurances can be made that an active public market will develop or be maintained for the shares. Moreover, the market price could be subject to significant fluctuations in response to variations in VRB's quarterly operating results, general conditions of the banking industry and other factors. In addition, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market. Even if an active market for the shares does develop, investors in this Offering cannot be assured of being able to resell shares purchased in the Offering at or above the offering price. See "Market Price of and Dividends on the Common Stock."


REGULATION

     VRB is subject to extensive regulations under federal and state laws. These laws and regulations are intended to protect depositors, not shareholders. VRB is subject to regulation and supervision by the Federal Deposit Insurance Corporation (the "FDIC") which insures bank deposits, and the Director of the Oregon Department of Consumer and Business Services (the "Oregon Director"). VRB is also subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Federal and state regulations place banks at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. Although VRB has been able to compete effectively in its market area in the past, there can be no assurance that it will be able to continue to do so. Further, future changes in federal and state banking regulations could adversely affect VRB's operating results and ability to continue to compete effectively. See "Supervision and Regulation."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of VRB without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. VRB has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock."

                      COLONIAL BANKING COMPANY ACQUISITION

     On July 24, 1997, VRB entered into a Stock Option Agreement with the shareholders of Investors Banking Corporation ("IBC") which owns approximately 81% of the outstanding stock of Colonial. Pursuant to the Stock Option Agreement, VRB has the right to acquire all of the outstanding shares of IBC for an aggregate purchase price equal to the number of Colonial shares held by IBC multiplied by $41.00. In addition, VRB entered into a Plan of Merger, as of September 30, 1997, with Colonial. Through a series of transactions (referred to herein as the "Acquisition"), VRB intends to acquire all the banking operations of Colonial which will be merged with those of VRB. The aggregate cash purchase price to be paid to the shareholders of IBC and Colonial is $15.7 million.

BACKGROUND AND REASONS FOR ACQUISITION

     In June 1997, conversations were held between principals of VRB and Colonial regarding Colonial's and IBC's willingness to entertain an acquisition proposal. Management of VRB was familiar with Colonial's operations as Colonial's banking offices are all within VRB's market area. Management believed that the acquisition of Colonial would substantially enhance VRB's market presence in the Rogue Valley and enhance shareholder value. Negotiations were commenced and a non-binding Letter of Intent with Colonial and the Stock Option Agreement with the IBC shareholders were executed effective July 23 and July 24, 1997, respectively. In the weeks that followed, VRB conducted due diligence with respect to the business, operations and financial condition of Colonial and negotiated the terms of the Plan of Merger.

COLONIAL BANKING COMPANY


     Colonial is an Oregon state-chartered bank organized in 1978. Colonial, headquartered in Grants Pass, Oregon, had $104 million in deposits at September 30, 1997, and operates five banking offices, two in Grants Pass and one each in Medford, Merlin and Rogue River, Oregon. In addition to these banking offices, Colonial has a loan production office located in Portland, Oregon. The loans generated by this office are geographically dispersed throughout the Portland metropolitan area and the State of Oregon.


     In recent years, Colonial has experienced substantial growth in deposits, loans and income. The following table sets forth certain information regarding Colonial at the date of or for the periods indicated.

                         SUMMARY FINANCIAL INFORMATION
                            COLONIAL BANKING COMPANY


                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                    1994           1995           1996           1997
                                                ------------   ------------   ------------   -------------
(IN THOUSANDS)                                                                                (UNAUDITED)
Assets........................................    $ 64,298       $ 83,634       $ 97,890       $ 111,754
Loans.........................................    $ 42,150       $ 54,608       $ 73,207       $  94,893
Deposits......................................    $ 58,090       $ 77,972       $ 91,541       $ 103,959
Net income....................................    $    270       $    860       $  1,093       $   1,380



     The key contribution to the recent growth in loans was the opening of the loan production office in Portland in early 1996. This office generated approximately 56% of Colonial's new loans in 1996 and 70% during the first nine months of 1997. In addition to substantially increasing loan totals and interest income for Colonial, the loans have contributed significantly to Colonial's fee income for each period. The senior loan officers that manage Colonial's Portland loan production office are not under long term contracts and have expressed a desire to renegotiate the terms of their employment. There can be no assurance that VRB will be able to retain these loan officers or attract replacements.


DESCRIPTION OF PLAN OF MERGER

     The Plan of Merger provides that on the effective date of the merger, each outstanding share of Colonial preferred and common stock, other than shares held by VRB or any dissenting shareholders, will be converted into the right to receive $43.36 in cash. Pending closing of the Acquisition, Colonial has agreed to continue to operate in accordance with past business practices and to preserve its business relationships and goodwill with its customers and employees. Further, the directors and executive officers of Colonial have agreed to not solicit or entertain offers to enter into any transaction that would interfere with or be inconsistent with consummation of the Acquisition.

     The Acquisition will be accounted for by the purchase method of accounting. Under the purchase method of accounting, assets and liabilities acquired or assumed will be restated at fair value and the excess of the purchase price over net assets will be recorded as goodwill. Anticipated goodwill of $10,202,000 will be capitalized when the transaction is completed and will be amortized over 15 years. See "Unaudited Pro Forma Combined Financial Statements."

     Completion of the Acquisition is anticipated in early 1998. Closing is conditioned upon the satisfaction of certain representations, warranties and covenants of Colonial and the receipt of regulatory and shareholder approval. Although all approvals are expected to be received, there can be no assurance that the Acquisition will be consummated.

INTEGRATION OF COLONIAL OPERATIONS

     Upon closing of the Acquisition, VRB will concentrate its efforts on integrating the operations of Colonial. With the exception of the Rogue River office of Colonial, which will be consolidated with the head office of VRB, VRB intends to continue to operate all of the offices of Colonial after the Acquisition. As soon as practicable, VRB will institute its pricing policies for deposits and loans and commence offering VRB's products to all Colonial customers and endeavor to provide the same services throughout its entire branch network. VRB has negotiated severance arrangements with the two senior executive officers of Colonial. It does not intend to replace these officers, but anticipates most other employees will continue to staff the Colonial offices after the Acquisition. However, there can be no assurance that the integration will be achieved in a timely and efficient manner.

     Colonial's cost of funds currently exceeds that of VRB. This higher cost is a function of the mix of Colonial's deposit liabilities (which consists of a higher percentage of interest bearing liabilities than that at VRB) and higher rates paid on certain interest bearing deposits. As rates on deposits offered by Colonial are reduced, it is anticipated that there will be some run-off of deposit liabilities. VRB currently has substantial liquidity with over $40 million in investment securities at June 30, 1997, and believes that any reduction in Colonial's deposits would be modest and would not adversely affect either VRB's performance or materially reduce its liquidity. Further, VRB's loan-to-deposit ratio of 69.0% at June 30, 1997, would permit an increase in loans without causing liquidity concerns, and such increase in loans should enhance earnings as funds currently invested in lower yielding securities are redeployed in higher yielding loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     The net proceeds to VRB from the sale of the Common Stock offered, at an assumed public offering price of $8.50 per share, are estimated to be $7,655,000 after deduction of underwriting discounts and commissions and expenses payable by VRB. Management expects to use the net proceeds of the Offering to fund a significant portion of the Colonial Acquisition. In the unanticipated event the Acquisition is not consummated, the net proceeds will be used for general corporate purposes, including other possible acquisitions. Prior to such use, the net proceeds will be invested in short-term, investment-grade securities. VRB has no agreements or understandings, and is not presently engaged in discussions, relating to any other possible acquisitions. See "Colonial Banking Company Acquisition."

     VRB currently exceeds all regulatory capital requirements and therefore is not required to raise additional capital to comply with such requirements. After the Acquisition, VRB expects to continue to exceed all regulatory capital requirements.

               MARKET PRICE OF AND DIVIDENDS ON THE COMMON STOCK


     Only a limited market for the Common Stock has existed prior to this Offering. The Common Stock has traded over-the-counter through the Bulletin Board Service of the Nasdaq Stock Market. VRB has received approval for inclusion of the Common Stock in the Nasdaq National Market System under the symbol "VRBA," upon official notice of issuance. The following table lists the bid prices at the end of each period obtained from the Nasdaq Stock Market, as adjusted for subsequent stock dividends and stock splits. Prices do not include retail mark-ups, mark-downs or commissions and may not represent actual transactions.


                                                              LOW BID
                                               HIGH BID        PRICE           CASH              STOCK
                                                PRICE           FOR          DIVIDENDS      DIVIDENDS/SPLITS
                                              FOR PERIOD       PERIOD       DECLARED(1)         DECLARED
                                              ----------     ----------     -----------     ----------------
1995
  First Quarter.............................    $ 4.50         $ 4.08              --               --
  Second Quarter............................      4.50           4.33              --               --
  Third Quarter.............................      5.33           4.00              --               --
  Fourth Quarter............................      4.33           4.33         $   .08                4%
1996
  First Quarter.............................    $ 4.33         $ 4.33              --               --
  Second Quarter............................      4.67           4.33              --               --
  Third Quarter.............................      5.00           4.33              --               --
  Fourth Quarter............................      5.50           5.50         $  0.13               50%
1997
  First Quarter.............................    $ 7.50         $ 5.50              --               --
  Second Quarter............................      8.00           7.50              --               --
  Third Quarter.............................     10.00           8.25         $  0.14              100%
  Fourth Quarter (through October 20).......      9.50           9.00              --               --

---------------

(1) Adjusted to reflect two-for-one stock split paid on September 17, 1997.

     On October 8, 1997, the Common Stock was held of record by 648 shareholders. On October 20, 1997, the most recent trading day prior to the date of this Prospectus, the closing bid price of the Common Stock was $9.50 per share.

     VRB Bancorp's ability to pay expenses and make cash dividend payments to shareholders is dependent on earnings generated by its subsidiary, Valley of the Rogue Bank. Oregon and federal banking laws and regulations place restrictions on the payment of dividends by a bank to its shareholders. See "Supervision and Regulation -- Dividends." The Board of Directors' dividend policy is to review VRB's financial performance, capital adequacy, regulatory compliance and cash resources and, if such review is favorable, to declare and pay a cash dividend to shareholders annually. Although VRB expects to continue to pay cash dividends, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of VRB at June 30, 1997 ("Actual"), (ii) the consolidated capitalization of VRB as of June 30, 1997 on a pro forma combined basis to give effect to the Colonial Acquisition ("Pro Forma Colonial Acquisition") and (iii) the consolidated capitalization of VRB as of June 30, 1997, on an as-adjusted basis giving effect to the Colonial Acquisition and the Offering at an assumed public offering price of $8.50 per share and application of net proceeds therefrom ("Pro Forma As Adjusted"). See "Use of Proceeds." This table should be read in conjunction with the historical and pro forma combined financial statements of VRB included elsewhere in this Prospectus.

                                                                        JUNE 30, 1997
                                                      -------------------------------------------------
                                                                       PRO FORMA           PRO FORMA
(DOLLARS IN THOUSANDS)                                ACTUAL      COLONIAL ACQUISITION   AS ADJUSTED(1)
                                                      -------     --------------------   --------------
SHAREHOLDERS' EQUITY:
Non-voting preferred stock, $5.00 par value
  Authorized 5,000,000 shares, none issued..........  $    --           $     --            $     --
Voting preferred stock, $5.00 par value
  Authorized 5,000,000 shares, none issued..........       --                 --                  --
Common Stock, no par value
  Authorized 10,000,000 shares;
  7,166,130 shares issued and outstanding...........    9,516              9,516                  --
  8,166,130 shares issued and outstanding, as
     adjusted.......................................                                          17,171
Retained earnings...................................   12,429             12,429              12,429
Unrealized loss on investment securities available
  for sale..........................................      (65)               (65)                (65)
                                                      -------            -------             -------
Total Shareholders' Equity..........................  $21,880           $ 21,880            $ 29,535
                                                      =======            =======             =======

CAPITAL RATIOS(2):
  Tier 1 capital ratio..............................    16.23%             11.88%              15.55%
     (Regulatory Minimum: 4.00%)
  Total risk-based capital ratio....................    17.48%             13.59%              17.21%
     (Regulatory Minimum: 8.00%)
  Leverage capital ratio............................    11.91%              8.21%              10.76%
     (Regulatory Minimum: 4.00%)

---------------
(1) Assumes the issuance of 1,000,000 shares of Common Stock in the Offering with net proceeds of $7.66 million. See "Use of Proceeds."

(2) Minimum ratios are established by FDIC and Federal Reserve regulations. See "Supervision and Regulation."

              VRB BANCORP PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited combined financial information of VRB gives effect to the Acquisition as well as the receipt of the net proceeds from the Offering.

     The pro forma combined balance sheet was prepared as if the Acquisition had occurred prior to June 30, 1997. The pro forma statements of income were prepared as if the Acquisition had occurred prior to the beginning of the fiscal year presented.

     The pro forma combined balance sheet and statements of income are not necessarily indicative of the consolidated financial position or results of operations as they might have been had the Acquisition actually occurred on the dates indicated. The pro forma combined balance sheet and statements of income should be read in conjunction with the financial statements of VRB and Colonial included elsewhere in this Prospectus.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996

                                                           COLONIAL      PRO FORMA         STOCK
                                                 VRB        BANKING     ACQUISITION      OFFERING       PRO FORMA
                                               BANCORP      COMPANY     ADJUSTMENTS     ADJUSTMENTS     COMBINED
                                              ---------    ---------    -----------     -----------     ---------
   (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                  AMOUNTS)                    (AUDITED)    (AUDITED)
INTEREST INCOME
  Interest and fees on loans................   $10,122      $ 6,061       $                $            $ 16,183
  Interest on investment securities:
    U.S. Treasury and agencies..............     1,229          787          (550)(A)                      1,466
    States and political subdivisions.......       964           44                                        1,008
    Corporate and other investments.........       482           64                                          546
  Federal funds sold........................       390          680          (314)(A)        422(B)        1,178
                                               -------       ------       -------           ----        ---------
         Total interest income..............    13,187        7,636          (864)           422          20,381
INTEREST EXPENSE
  Interest bearing demand deposits..........     1,990          516                                        2,506
  Savings deposits..........................       376          333                                          709
  Time deposits.............................     1,260        2,715                                        3,975
  Borrowed funds............................        --           17                                           17
                                               -------       ------       -------           ----        ---------
         Total interest expense.............     3,626        3,581            --                          7,207
         Net interest income................     9,561        4,055          (864)           422          13,174
                                               -------       ------       -------           ----        ---------
PROVISION FOR LOAN LOSSES...................       250          428            --             --             678
                                               -------       ------       -------           ----        ---------
         Net interest income after provision
           for loan losses..................     9,311        3,627          (864)           422          12,496
                                               -------       ------       -------           ----        ---------
NONINTEREST INCOME
  Service charges on deposit accounts.......       979          386                                        1,365
  Other operating income....................       392          286                                          678
  Gain on sale of mortgage loans............        --          100                                          100
                                               -------       ------       -------           ----        ---------
         Total noninterest income...........     1,371          772                                        2,143
NONINTEREST EXPENSES
  Salaries and benefits.....................     3,693        1,443                                        5,136
  Net occupancy.............................       630          509                                        1,139
  Communications............................       226           91                                          317
  Data processing...........................       148           33                                          181
  FDIC insurance premium....................         2           40                                           42
  Supplies..................................       171           53                                          224
  Professional fees.........................       144           35                                          179
  Goodwill amortization.....................                                  680(C)                         680
  Other expense.............................       815          453                                        1,268
                                               -------       ------       -------           ----        ---------
         Total noninterest expenses.........     5,829        2,657           680                          9,166
INCOME BEFORE INCOME TAXES..................     4,853        1,742        (1,544)           422           5,473
PROVISION FOR INCOME TAXES..................     1,602          649          (294)(D)        144(D)        2,101
                                               -------       ------       -------           ----        ---------
NET INCOME..................................   $ 3,251      $ 1,093       $(1,250)         $ 278        $  3,372
                                               =======       ======       =======           ====        =========
NET INCOME PER COMMON AND COMMON STOCK
  EQUIVALENT................................                                                            $   0.42
                                                                                                        =========
WEIGHTED AVERAGE SHARES OUTSTANDING.........                                                            8,016,000
                                                                                                        =========

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                      SIX MONTH PERIOD ENDED JUNE 30, 1997

                                                     COLONIAL       PRO FORMA        STOCK           PRO
                                         VRB          BANKING      ACQUISITION     OFFERING         FORMA
                                       BANCORP        COMPANY      ADJUSTMENTS    ADJUSTMENTS     COMBINED
                                     -----------    -----------    -----------    -----------    -----------
(DOLLARS IN THOUSANDS EXCEPT PER
SHARE AMOUNTS)                       (UNAUDITED)    (UNAUDITED)
INTEREST INCOME
  Interest and fees on loans........   $ 5,521        $ 4,086         $              $           $     9,607
  Interest on investment securities:
     U.S. Treasury and agencies.....       663            321          (275)(A)                          709
     States and political
       subdivisions.................       471             16                                            487
     Corporate and other
       investments..................        85             14                                             99
  Federal funds sold................       413            192          (157)(A)        211(B)            659
                                        ------         ------         -----           ----            ------
          Total interest income.....     7,153          4,629          (432)           211            11,561
INTEREST EXPENSE
  Interest bearing demand
     deposits.......................     1,104            313                                          1,417
  Savings deposits..................       167            150                                            317
  Time deposits.....................       638          1,542                                          2,180
  Borrowed funds....................        --              8                                              8
                                        ------         ------         -----           ----            ------
          Total interest expense....     1,909          2,013                                          3,922
          Net interest income.......     5,244          2,616          (432)           211             7,639
                                        ------         ------         -----           ----            ------
PROVISION FOR LOAN LOSSES...........        --            268                                            268
                                        ------         ------         -----           ----            ------
     Net interest income after
       provision for loan losses....     5,244          2,348          (432)           211             7,371
NONINTEREST INCOME
  Service charges on deposit
     accounts.......................       522            135                                            657
  Other operating income............       200            241                                            441
  Securities transactions...........         7             --                                              7
                                        ------         ------         -----           ----            ------
          Total noninterest
            income..................       729            376            --             --             1,105
NONINTEREST EXPENSES
  Salaries and benefits.............     2,032            796                                          2,828
  Net occupancy.....................       363            254                                            617
  Communications....................       115             45                                            160
  Data processing...................        88             17                                            105
  FDIC insurance premium............         9             19                                             28
  Supplies..........................       105             22                                            127
  Professional fees.................        77             17                                             94
  Goodwill Amortization.............        --             --           340(C)                           340
  Other expense.....................       491            237                                            728
                                        ------         ------         -----           ----            ------
          Total noninterest
            expenses................     3,280          1,407           340                            5,027
INCOME BEFORE INCOME TAXES..........     2,693          1,317          (772)           211             3,449
PROVISION FOR INCOME TAXES..........       916            437          (147)(D)         72(D)          1,278
                                        ------         ------         -----           ----            ------
NET INCOME..........................   $ 1,777        $   880         $(625)         $ 139       $     2,171
                                        ======         ======         =====           ====            ======
NET INCOME PER COMMON AND COMMON
  STOCK EQUIVALENT..................                                                             $      0.27
                                                                                                      ======
WEIGHTED AVERAGE SHARES
  OUTSTANDING.......................                                                               8,024,000
                                                                                                      ======

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                                 JUNE 30, 1997

                                    HISTORICAL
                            ---------------------------
                                             COLONIAL        PRO FORMA       PRO FORMA         STOCK          PRO
                                VRB           BANKING       ACQUISITION     ACQUISITION      OFFERING        FORMA
                              BANCORP         COMPANY       ADJUSTMENTS      COMBINED       ADJUSTMENTS     COMBINED
                            -----------     -----------     -----------     -----------     -----------     --------
(IN THOUSANDS)              (UNAUDITED)     (UNAUDITED)
ASSETS
  Cash and due from
    banks.................   $  11,527       $   2,876       $               $  14,403        $    --       $14,403
  Federal funds sold......      12,400           2,550          (5,708)(E)       8,098          7,655(H)     15,753
                                                                (1,144)(F)
                              --------        --------        --------        --------         ------       --------
    Total cash and cash
      equivalents.........      23,927           5,426          (6,852)         22,501          7,655        30,156
  Investments
    U.S. Treasury and
      agencies............      19,965           8,317              38(G)       18,320             --        18,320
                                                               (10,000)(E)
    States and political
      subdivisions........      18,468             186              --          18,654             --        18,654
    Corporate and other
      investments.........       1,376             406              --           1,782             --         1,782
  Federal Home Loan Bank
    stock.................       1,161             404               8(G)        1,573             --         1,573
  Loans, net of allowance
    for loan losses and
    unearned income.......     107,929          90,176              --         198,105             --       198,105
  Premises and equipment,
    net...................       4,511           1,674              97(G)        6,282             --         6,282
  Accrued interest and
    other assets..........       2,243           1,346             (71)(G)       3,518             --         3,518
  Goodwill................          --              --          10,285(E)       10,202             --        10,202
                                                                   (83)(G)
                              --------        --------        --------        --------         ------      --------
         Total assets.....   $ 179,580       $ 107,935       $  (6,578)      $ 280,937        $ 7,655      $288,592
                              ========        ========        ========        ========         ======      ========
LIABILITIES
  Deposits
    Demand deposits.......   $  46,449       $   9,399              --       $  55,848             --       $55,848
    Interest bearing
      demand deposits.....      69,637          24,703              --          94,340             --        94,340
    Savings deposits......      14,354          18,344              --          32,698             --        32,698
    Time deposits.........      26,008          48,178              --          74,186             --        74,186
                              --------        --------        --------        --------         ------       --------
         Total deposits...     156,448         100,624              --         257,072             --       257,072
  Borrowed funds..........          --             260              --             260             --           260
  Accrued interest and
    other liabilities.....       1,252             484             (11)(G)       1,725             --         1,725
                              --------        --------        --------        --------         ------       --------
         Total
           liabilities....     157,700         101,368             (11)        259,057             --       259,057
SHAREHOLDERS' EQUITY
  Preferred Stock.........          --           1,502          (1,502)(E)          --                           --
  Common Stock............       9,516           1,180          (1,180)(E)       9,516          7,655(H)     17,171
  Surplus.................          --           3,402          (3,402)(E)          --             --            --
  Unrealized loss on
    available for sale
    securities............         (65)             --              --             (65)            --           (65)
  Retained
    earnings/undivided
    profits...............      12,429             483             661(E)       12,429             --        12,429
                                                                (1,144)(F)
                              --------        --------        --------        --------         ------       --------
         Total
           shareholders'
           equity.........      21,880           6,567          (6,567)         21,880          7,655        29,535
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY....   $ 179,580       $ 107,935       $  (6,578)      $ 280,937        $ 7,655      $288,592
                              ========        ========        ========        ========         ======      ========

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(A) The amount represents estimated loss of earnings from funds used to purchase Colonial, assuming such funds would have earned a rate equivalent to the average federal funds and investment securities rates of 5.5% earned by VRB during the period of the pro forma income statements.

(B) The amount estimates earnings realized from the net proceeds raised from the Offering assuming such funds will earn a rate equivalent to the average federal funds rate of 5.5% earned by VRB during the period of the pro forma income statements.

(C) The amount represents amortization of goodwill created as a result of the Colonial Acquisition, assuming a 15 year amortization period.

(D) The estimated tax effect of the transactions described in Notes A and B have been computed at VRB's effective tax rate of 34%. The amortization of goodwill in Note C is not tax deductible.

(E) In accordance with the Plan of Merger and pursuant to the Stock Option Agreement, VRB will exercise an option to purchase all of the shares of IBC at an aggregate exercise price equal to $12.6 million determined by the product of $41.00 times the number of Colonial shares held by IBC. IBC will then liquidate into VRB and VRB will then acquire by merger the remaining common and preferred stock owned by the minority shareholders for $43.36 per share. The total purchase price of $15,708,000 is to be paid from the proceeds of this Offering, the liquidation of federal funds sold, and investment securities.

(F) In accordance with the Plan of Merger, prior to the acquisition, Colonial will cash out 47,599 common and preferred stock options at an amount equal to the difference between the weighted average exercise price of $10.61 and $43.36 per share, for a total payment of $1,029,000 net of tax effects. Colonial will also make severance payments to certain senior officers equivalent to one year's salary, or an aggregate of $115,000 net of estimated tax effects.

(G) The acquisition of Colonial will be accounted for using the purchase method of accounting under generally accepted accounting principles. Accordingly, the net assets of Colonial have been adjusted to their approximate fair values as of June 30, 1997 for a combined increase in assets of $83,000. IBC has no significant net assets other than its investments in Colonial.

(H) The amount represents the estimated proceeds from the sale of 1.0 million shares of VRB Common Stock assuming an Offering price of $8.50. Total proceeds have been reduced by 11%, representing the underwriting discounts and commissions and the estimated Offering expenses to be paid by VRB.

          VRB SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

     The following table sets forth certain information concerning the consolidated financial condition, operating results, and key operating ratios for VRB at the dates and for the periods indicated. The data for the six months ended June 30, 1996 and 1997 are derived from unaudited consolidated financial statements but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the data for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. This information does not purport to be complete, and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of VRB and Notes thereto included in this Prospectus.

                                                                                                          SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                              JUNE 30,
                                     --------------------------------------------------------------   -------------------------
                                        1992         1993         1994         1995         1996         1996          1997
                                     ----------   ----------   ----------   ----------   ----------   -----------   -----------
(IN THOUSANDS EXCEPT PER SHARE DATA)                                                                  (UNAUDITED)   (UNAUDITED)
INCOME STATEMENT DATA
Interest income....................  $    7,808   $    8,768   $   10,551   $   11,973   $   13,187   $    6,297    $    7,153
Interest expense...................       2,490        2,264        2,196        2,989        3,626        1,777         1,909
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
Net interest income................       5,318        6,504        8,355        8,984        9,561        4,520         5,244
Provision for loan losses..........         165           --           --           --          250           --            --
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
Net interest income after provision
  for loan losses..................       5,153        6,504        8,355        8,984        9,311        4,520         5,244
Noninterest income.................       1,292        1,632        1,512        1,381        1,371          698           729
Noninterest expense................       4,003        4,978        6,022        6,062        5,829        2,879         3,280
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
Income before provision for income
  taxes............................       2,442        3,158        3,845        4,303        4,853        2,339         2,693
Provision for income taxes.........         777        1,104        1,335        1,395        1,602          772           916
                                     ----------   ----------   ----------   ----------   ----------   ----------    ----------
Net income.........................  $    1,665   $    2,054   $    2,510   $    2,908   $    3,251   $    1,567    $    1,777
                                     ==========   ==========   ==========   ==========   ==========   ==========    ==========

DIVIDENDS
Cash...............................  $      359   $      412   $      473   $      559   $      953   $       --    $       --
Ratio of dividends declared to net
  income...........................       21.56%       20.06%       18.84%       19.22%       29.31%          -- %          -- %

PER SHARE DATA(1)
Net income per common share........  $     0.25   $     0.29   $     0.36   $     0.41   $     0.46   $     0.22    $     0.25
Cash dividends per common share....  $     0.06   $     0.06   $     0.07   $     0.08   $     0.13           --            --
Weighted average shares
  outstanding......................   6,907,025    6,932,094    6,942,201    6,942,610    7,015,780    6,980,599     7,023,847
BALANCE SHEET DATA (at period end)
Investment securities..............  $   29,416   $   38,824   $   34,589   $   38,117   $   41,404   $   43,929    $   40,970
Loans, net.........................      57,376       78,583       88,441       88,972       99,776       93,589       107,929
Total assets.......................     110,212      141,970      141,537      151,485      177,107      160,240       179,580
Total deposits.....................      98,459      127,998      125,472      132,744      155,569      140,637       156,448
Total shareholders' equity.........      11,312       12,973       15,000       17,470       20,188       18,656        21,880

SELECTED RATIOS
Return on average total assets.....        1.61%        1.62%        1.74%        2.02%        1.99%        2.01%         2.01%
Return on average total
  shareholders' equity.............       16.44%       16.97%       17.69%       17.75%       17.26%       17.35%        17.03%
Net interest margin................        6.04%        5.99%        6.67%        7.33%        7.00%        6.62%         6.80%
Efficiency ratio(2)................       60.56%       61.18%       61.03%       58.49%       53.32%       55.17%        54.91%

ASSET QUALITY RATIOS
Reserve for loans losses to:
Ending total loans.................        1.61%        1.82%        1.57%        1.56%        1.61%        1.46%         1.46%
Nonperforming assets...............      740.94%      504.51%     1229.57%     1393.07%     2331.43%     1199.32%      3280.55%
Nonperforming assets to ending
  total assets(3)..................        0.22%        0.31%        0.08%        0.07%        0.04%        0.07%         0.03%
Net loan chargeoffs to average
  loans............................       (0.04)%      (0.22)%       0.05%        0.01%        0.03%        0.02%         0.06%

CAPITAL RATIOS
Average shareholders' equity to
  average assets...................        9.80%        9.54%        9.83%       11.37%       11.52%       11.58%        11.83%
Tier 1 capital ratio(4)............       14.49%       12.67%       13.90%       16.32%       16.08%       16.78%        16.23%
Total risk-based capital
  ratio(5).........................       15.71%       13.92%       15.20%       17.57%       17.34%       18.03%        17.48%
Leverage ratio(6)..................       10.81%       10.29%       10.60%       11.53%       11.40%       11.27%        11.91%

---------------
(1) Per share data has been adjusted to reflect all stock dividends and stock splits to the date of the Prospectus.
(2) Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.
(3) Nonperforming assets consist of nonaccrual loans, loans contractually past due 90 days or more and other real estate owned.
(4) Tier 1 capital divided by risk-weighted assets.
(5) Total capital divided by risk-weighted assets.
(6) Tier 1 capital divided by average total assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes a discussion of certain significant business trends and uncertainties as well as other forward-looking statements and is intended to be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of VRB and accompanying notes included elsewhere in this Prospectus. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see "Risk Factors."

FINANCIAL HIGHLIGHTS

     VRB Bancorp and its wholly owned subsidiary, Valley of the Rogue Bank, an Oregon state chartered bank, serve customers in the Rogue Valley, consisting of Jackson and Josephine Counties in southern Oregon. VRB has had 29 consecutive years of profitability, and for 13 of the last 14 years, earnings have increased. Net income for the six months ended June 30, 1997 was $1.8 million, compared to $1.6 million for the first six months of 1996. VRB reported net income of $3.3 million for 1996, an increase of 11.8% over net income of $2.9 million in 1995. For the first six months of 1997, return on total average assets was 2.01% and net interest margin was 6.80%, continuing VRB's strong performance in a relatively stable interest rate environment.

     VRB has entered into an agreement to acquire Colonial, which will add four branches and $101 million in deposits. Completion of the Acquisition is anticipated in early 1998. See "Colonial Banking Company Acquisition."

RESULTS OF OPERATIONS

     For financial institutions, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Net Interest Margin is the ratio of net interest income to total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

     Average Balances and Average Rates Earned and Paid. The following table shows average balances and interest income or interest expense, with the resulting average yield or rates by category of earning assets or interest-bearing liabilities:

                                                                                                      SIX MONTHS ENDED
                            YEAR ENDED DECEMBER 31, 1995      YEAR ENDED DECEMBER 31, 1996             JUNE 30, 1997
                           ------------------------------    ------------------------------    ------------------------------
                                       INTEREST   AVERAGE                INTEREST   AVERAGE                INTEREST   AVERAGE
                                       INCOME     YIELDS                 INCOME     YIELDS                 INCOME     YIELDS
                           AVERAGE       OR         OR       AVERAGE       OR         OR       AVERAGE       OR         OR
                           BALANCE     EXPENSE     RATES     BALANCE     EXPENSE     RATES     BALANCE     EXPENSE     RATES
(IN THOUSANDS)             --------    -------    -------    --------    -------    -------    --------    -------    -------
Interest-earning assets:
  Loans..................  $ 92,268    $9,893      10.72%    $ 94,907   $10,122      10.67%    $104,816    $5,521      10.53%
  Investment securities
    Taxable securities...    18,275     1,256       6.87       22,328     1,711       7.66       22,521       748       6.64
    Nontaxable
      securities**.......    12,818       936       7.30       19,080     1,461       7.66       18,535       713       7.70
  Federal funds sold.....     3,614       206       5.71        7,419       390       5.26       15,591       413       5.30
                            -------    -------     -----     --------    -------     -----     --------    ------      -----
    Total interest
      earning assets*....   126,975    12,291       9.68      143,734    13,684       9.52      161,462     7,394       9.16

  Cash and due from
    Banks................    12,213                            14,788                             9,785
  Fixed assets...........     3,900                             3,957                             4,350
  Loan loss allowance....    (1,423)                           (1,396)                           (1,627)
  Other assets...........     2,425                             2,444                             2,352
                            -------                          --------                          --------
    Total assets.........  $144,090                          $163,527                          $176,324
                            =======                          ========                          ========
Interest-bearing
  liabilities:
  Interest-bearing
    checking and savings
    accounts.............  $ 70,167    $1,983       2.83%    $ 79,256    $2,367       2.99%    $ 85,544    $1,271       2.97%
  Time deposits..........    19,043       938       4.93       24,436     1,261       5.16       26,782       638       4.76
  Borrowed funds.........     1,091        69       6.29           --                   --           --        --         --
                            -------    -------     -----     --------    -------     -----     --------    ------      -----
    Total
      interest-bearing
      liabilities........    90,301     2,990       3.31      103,692     3,628       3.50      112,326     1,908       3.40
  Non-interest-bearing
    deposits.............    36,310                            39,836                            41,937
  Other liabilities......     1,092                             1,166                             1,200
                            -------                          --------                          --------
    Total liabilities....   127,703                           144,694                           155,462
Shareholders' equity.....    16,387                            18,833                            20,861
                            -------                          --------                          --------
    Total liabilities and
      shareholders'
      equity.............  $144,090                          $163,527                          $176,324
                            =======                          ========                          ========
Net interest income**....              $9,301                           $10,056                            $5,486
                                       =======                          =======                            ======
Net interest spread......                           6.37%                             6.02%                             5.76%
                                                   =====                             =====                             =====
Average yield on earning
  assets**...............                           9.68%                             9.52%                             9.16%
                                                   =====                             =====                             =====
Interest expense to
  earning assets*........                           2.35%                             2.52%                             2.36%
                                                   =====                             =====                             =====
Net interest income to
  earning assets**.......                           7.33%                             7.00%                             6.80%
                                                   =====                             =====                             =====

---------------
 * Non-accrual loans are included in the average balance.

** Tax-exempt income has been adjusted to a tax-equivalent basis at 34%.

     Analysis of Changes in Interest Differential. The following table shows the dollar amount of the increase (decrease) in VRB's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate/volume variances have been allocated proportionally between rate and volume changes:


                                                                                              SIX MONTHS ENDED JUNE 30,
                                         1995 OVER 1994               1996 OVER 1995                1997 OVER 1996
                                   --------------------------    --------------------------   --------------------------
                                   INCREASE (DECREASE) DUE TO    INCREASE (DECREASE) DUE TO   INCREASE (DECREASE) DUE TO
                                   --------------------------    --------------------------   --------------------------
                                                        NET                          NET                           NET
                                   VOLUME     RATE     CHANGE    VOLUME    RATE     CHANGE    VOLUME     RATE     CHANGE
                                   ------    ------    ------    ------    -----    ------    ------     ----     ------
         (IN THOUSANDS)
Interest-earning assets:
  Loans..........................  $ 863     $  669   $1,532     $ 283     $ (53)   $ 230     $ 667      $(20)    $ 647
  Investment securities
    Taxable securities...........   (303)       347       44       279       153      432        29        58        87
    Nontaxable securities*.......     66         13       79       457        45      502        (1)       11        10
  Federal funds sold.............   (255)        53     (202)      217       (16)     201       112         2       114
                                   -----     ------    ------    ------    -----    ------    -----      ----     -----
        Total*...................    371      1,082    1,453     1,236       129    1,365       807        51       858
                                   -----     ------    ------    ------    -----    ------    -----      ----     -----
Interest-bearing liabilities:
  Interest-bearing checking and
    savings accounts.............    117       (535)    (418)     (257)     (112)    (369)     (147)       22      (125)
  Time deposits..................    (58)      (249)    (307)     (266)      (44)    (310)      (43)       37        (6)
  Borrowed funds.................    (68)        (6)     (74)       69        --       69        --        --        --
                                   -----     ------    ------    ------    -----    ------    -----      ----     -----
        Total....................     (9)      (790)    (799)     (454)     (156)    (610)     (190)       59      (131)
                                   -----     ------    ------    ------    -----    ------    -----      ----     -----
Net increase (decrease) in net
  interest income................  $ 362     $  292    $ 654     $ 782     $ (27)   $ 755     $ 617      $110     $ 727
                                   =====     ======    ======    ======    =====    ======    =====      ====     =====

---------------
 * Tax-exempt income has been adjusted to a tax equivalent basis at a 34% rate.

NET INTEREST INCOME

  For the Six Months Ended June 30, 1996 and 1997

     Net interest income for the six months ended June 30, 1997 was $5,244,000, an increase of $727,000 over the corresponding period in 1996. The increase in net interest income is attributable to $858,000 in income earned from interest-earning assets, offset by $131,000 additional expense from interest-bearing liabilities. Interest expense increased 7.4% to $1.9 million for the first six months of 1997 compared to $1.8 million for the corresponding period in 1996. The increase in interest expense was primarily a result of the growth of interest-bearing checking and savings accounts.

     Total interest-earning assets averaged $161,462,000 for the six months ended June 30, 1997, compared to $143,725,000 for the corresponding period in 1996. Most of the increase was due to an increase in loans. The average yield on interest earning assets, when adjusted to reflect the tax benefits on certain types of investments, increased to 9.16% during the first six months of 1997, compared to 9.10% for the corresponding period 1996.

     Interest bearing liabilities averaged $112,326,000 and $100,618,000 during the first six months of 1997 and 1996, respectively. The average cost of these liabilities decreased in the first six months of 1997 to 3.40% from 3.53% in the first six months of 1996. The average cost of total interest bearing liabilities and non-interest bearing deposits declined to 2.47% during the first six months of 1997 compared to 2.57% during the first six months of 1996.

  For the Years Ended December 31, 1994, 1995 and 1996

     Net interest income for the year ended December 31, 1996, was $9,561,000, an increase of $577,000 or 6.4% compared to net interest income of $8,984,000 in 1995, which was $629,000 or 7.52% higher than the $8,355,000 reported in 1994. The overall tax-equivalent earning asset yield was 9.52% in 1996 compared to

9.68% in 1995, and 8.37% in 1994. These results were primarily due to flat market interest rates in 1996 and a modest upturn in interest rates in 1994. Further, the decline in yield in 1996 compared to 1995 was caused by growth in the proportion of relatively lower-yielding investments to earning assets. Loans, which generally carry a higher yield than investment securities and other earning assets, comprised 66.0% of average earning assets during 1996, compared to 72.7% in 1995 and 64.5% in 1994. During the same periods, average yields on loans were 10.67% in 1996, 10.72% in 1995, and 10.00% in 1994. Investment
securities comprised 28.8% of average earning assets in 1996, which was up from 24.5% in 1995, after a decrease from 28.0% in 1994. The increased portfolio of investment securities in 1996 compared to 1995 reflects improved yields on investments funded by an increase in deposit liabilities during a period when loan demand had stabilized. The decrease in the portfolio of investment securities in 1995 compared to 1994 reflects the declining yields realized from these investments during 1994 and the greater yield opportunity recognized in growing VRB's loan portfolio. Tax-equivalent interest yields on investment securities have ranged from 7.66% in 1996 to 7.05% in 1995 and 5.71% in 1994.

     Interest cost as a percentage of earning assets increased to 2.52% in 1996 compared to 2.35% in 1995 and 1.69% in 1994. Local competitive pricing conditions and funding needs for VRB's investments in loans were the primary determinants of rates paid for deposits during 1996, 1995 and 1994.

PROVISION FOR LOAN LOSSES

  For the Six Months Ended June 30, 1996 and 1997

     VRB's loan loss reserve was $1,602,000 and $1,391,000 for the periods ended June 30, 1997 and 1996. This equates to 1.46% of total loans for both periods as management adjusts the reserve to keep pace with the growth in VRB's overall loan portfolio. Losses on loans charged to the reserve during the first six months of 1997 and 1996 amounted to $49,000 and $22,000, respectively. Such charge-offs have been partially offset by loan recoveries of $19,000 and $6,000 for the same periods.

  For the Years Ended December 31, 1994, 1995 and 1996

     The loan loss provision increased in 1996 compared to 1995 as a result of the increased loan volume and management's desire to maintain the reserve at an adequate level relative to total loans. Management believes the loan loss provision maintains the reserve for loan losses at an appropriate level. The reserve for loan losses was $1,632,000 at December 31, 1996, as compared to $1,407,000 at December 31, 1995 and $1,414,000 at December 31, 1994. VRB's ratio of reserve for loan losses to total loans was 1.61% at December 31, 1996, compared to 1.56% at December 31, 1995 and 1.57% at December 31, 1994.

     Recoveries have been nearly equivalent to or have exceeded charge-offs over the past three-year period. Net chargeoffs for 1996 were approximately $25,000 which compares to net charge-offs of approximately $7,000 in 1995 and $39,000 in 1994. Loans on nonaccrual status have been insignificant. At December 31, 1996, nonaccrual loans totaled $58,000 compared to $52,000 at December 31, 1995 and $7,000 at the end of 1994. Management believes this loan loss experience is a result of the stringent underwriting and collection practices employed by VRB, the strength in the local economy and the quality of the loan portfolio. When a charge to the loan loss provision is recorded, the amount is based on past charge-off experience, a careful analysis of the current portfolio, and evaluation of future economic trends in VRB's market area. Management continues to closely monitor the loan quality of new and existing relationships. Net loan losses and recoveries in 1997 are expected to approximate VRB's recent historical experience.

NON-INTEREST INCOME

  For the Six Months Ended June 30, 1996 and 1997

     Non-interest income, primarily consisting of services charges and related fees, increased $31,000 or 4.5% for the six-month period ended June 30, 1997 compared to the six months ended June 30, 1996. The increase was the result of increasing deposit volumes and related service fees. Service charges were $522,000 for the six months ended June 30, 1997 compared to $489,000 for the six months ended June 30, 1996. VRB realized a gain of $7,000 on the sale of investment securities for the six months ended June 30, 1997, but did not recognize any gains on security transactions as of June 30, 1996.

  For the Years Ended December 31, 1994, 1995 and 1996

     Total non-interest income has declined through year-end 1996 from 1994. Over the three year period non-interest income has ranged from $1,371,000 in 1996 and $1,381,000 in 1995 to $1,512,000 in 1994. While service charges on deposit accounts have remained stable from 1994 through 1996, other operating income, which includes earnings from VRB's real estate mortgage processing activities, declined after 1994. Closure of VRB's manufactured housing lending division early in 1995 significantly affected other operating income levels. Other operating income was approximately $392,000 in 1996 compared to nearly $370,000 in 1995 and $480,000 in 1994. VRB does not actively trade or sell investment securities and, consequently, has received no material income from such transactions during the period from 1994 to 1996.

NON-INTEREST EXPENSE

  For the Six Months Ended June 30, 1996 and 1997

     Other operating expenses consist principally of employees' salaries and benefits, occupancy costs, data processing and communication expenses, FDIC insurance premiums, professional fees, and other noninterest expenses. A measure of VRB's ability to contain noninterest expenses is the efficiency ratio. This statistic is derived by dividing total noninterest expenses by total net interest income and noninterest income. For the six months ended June 30, 1997, the ratio had remained steady at 55.2% compared to 54.9% for the corresponding period of 1996. The efficiency ratio reflects management's emphasis on closely monitoring and controlling noninterest expenses.

     Non-interest expense increased $401,000 or 13.9% to $3,289,000 for the six months ended June 30, 1997 from $2,879,000 in the corresponding period in 1996, primarily due to an increase in staffing costs, as well as increases in other key operating costs such as occupancy expense and supplies.

  For the Years Ended December 31, 1994, 1995 and 1996

     Non-interest expense decreased $233,000 or 3.8% to $5,829,000 for the year ended December 31, 1996 from $6,062,000 for the year ended December 31, 1995. The decline was attributed to a drop in deposit insurance premiums of $141,000 and salary expense of $148,000 partially offset by increases in occupancy, communications and data processing expenses.

     Salary and benefit expense of $3,693,000 in 1996 represented a decrease of $148,000 from the $3,841,000 reported in 1995 which was $205,000 or 5.6% higher than the $3,636,000 reported in 1994. As of December 31, 1996, VRB had 116 fulltime equivalent employees which compares to 107 and 111 as of December 31, 1995 and 1994, respectively.

     Net occupancy expenses consist of depreciation on premises and equipment, maintenance and repair expenses, utilities and related expenses. VRB's net occupancy expense in 1996 of $630,000 was $22,000 or 3.6% higher than the $608,000 reported in 1995, which was $78,000 or 11.4% less than the $686,000 reported in 1994. At the close of 1995, VRB embarked upon a three year plan to upgrade its data processing systems. The result will increase operating efficiencies, but may also cause increases to net occupancy expenses during future years.

     Advertising and communication expenses have increased consistently from 1994 through 1996 as VRB continues to promote and advertise its products and services to the communities it serves. In 1996, communication expenses of $226,000 were 10.8% higher than 1995 which were 7.3% greater than 1994. Expenditures relating to advertising and communication are important for VRB to realize its market share and growth goals for the future.

     FDIC insurance premiums are a function of outstanding deposit liabilities and through 1994 increased consistent with VRB's growth in deposits. However, insurance expense decreased nearly $139,000 in 1995 when VRB received a premium refund from the FDIC after the Bank Insurance Fund was recapitalized. Because the Bank Insurance Fund is adequately capitalized, VRB was required to make only nominal premium payments in 1996. For the three years ended December 31, 1996, VRB has been rated to pay only a nominal $2,000, the lowest premium available for its deposit insurance coverage.

     All other noninterest expenses, as a percentage of total revenues, declined in 1996 compared to both 1995 and 1994. In 1996, all other noninterest expenses were 8.8% of total revenues while in 1995 and 1994 these items were 9.5% and 10.2%, respectively, of total revenues. Cost controls and careful management of expenses have contributed to reduction in other noninterest expenses.

INCOME TAXES

     The provision to income taxes for the six month period ended June 30, 1997 was $916,000 representing an effective tax rate of 34%, compared to $772,000 or 33% for the six month period ended June 30, 1996.

     The provision for income taxes amounted to $1,602,000, $1,395,000, and $1,335,000 for 1996, 1995, and 1994, respectively. The provision resulted in effective combined federal and state tax rates of 33% in 1996 and 32% and 35% in 1995 and 1994, respectively. Effective tax rates differ from combined estimated statutory rates of 38% principally due to the effects of nontaxable interest income which is recognized for book but not for tax purposes. In addition, during 1995, VRB's state income tax rate was reduced 50% from 6.6% to 3.3% as a result of surplus revenues received by the State of Oregon.

LOAN LOSSES AND RECOVERIES

     Although management recorded a $250,000 provision for loan losses in 1996 to support loan portfolio growth, the quality of the loan portfolio remains strong. At June 30, 1997, the allowance for loan losses of $1,602,000 was considered sufficient to absorb possible losses on loans which may become uncollectible based on evaluations by management.

     The amount of the allowance for loan losses is assessed by management on a regular basis to ensure that it is sufficient to cover potential future loan losses. Management does not specifically allocate the reserve for loan losses by loan category. The reserve balance and amount of provision charged to operations is based primarily on management's evaluation of the entire portfolio. This analysis includes review of the following factors: (a) the volume and mix of the existing loan portfolio, including the volume and severity of nonperforming loans and adversely classified credits, as well as analysis of net charge-offs experienced on previously classified loans; (b) the extent to which loan renewals and extensions are used to maintain loans on a current basis and the degree of risk associated with such loans; (c) the trend in loan growth, including any rapid increase in loan volume within a relatively short period of time; (d) general and local economic conditions affecting the collectibility of VRB's loans; (e) the relationship and trend over the past several years of recoveries as a percentage of previous years' charge-offs; and (f) available outside information of a comparable nature regarding the loan portfolios of other banks, including peer group banks.

     The following table shows VRB's loan loss performance for the periods indicated:


                                                      YEARS ENDED DECEMBER 31,    SIX MONTHS ENDED
                                                      ------------------------        JUNE 30,
                                                        1995           1996             1997
                                                       -------       --------     ----------------
(IN THOUSANDS)
Loans outstanding at end of year, net of unearned
  interest income....................................  $90,379       $101,408         $109,531
Average loans outstanding, net of unearned interest
  income.............................................   92,268         94,907          104,816
Reserve balance, beginning of year...................    1,414          1,407            1,632
Loans charged off:
  Commercial.........................................       31             29               27
  Real estate........................................       --             --               --
  Consumer...........................................       14              9               22
                                                       -------       --------         --------
     Total loans charged-off.........................       45             38               49
Recoveries:
  Commercial.........................................       20             10               13
  Real estate........................................       --             --               --
  Consumer...........................................       18              3                6
                                                       -------       --------         --------
     Total recoveries................................       38             13               19
Provision charged to operations......................       --            250               --
Reserve balance, end of year.........................  $ 1,407       $  1,632         $  1,602
                                                       =======       ========         ========
Ratio of net loans charged-off to average loans
  outstanding........................................     0.01%          0.03%            0.06%
Ratio of reserve for loan losses to loans at
  year-end...........................................     1.56%          1.61%            1.46%

     As the table illustrates, during 1995 and 1996 and for the six months ended June 30, 1997, charge-offs exceeded recoveries by a nominal amount. At June 30, 1997, VRB had nonperforming assets of $49,000 compared to $70,000 at December 31, 1996. The majority of these assets are comprised of commercial and consumer-based transactions. Management believes it is reasonable to expect a significant portion of such amounts may be charged against the reserve in the future.

FINANCIAL CONDITION

                             SUMMARY BALANCE SHEETS

                               DECEMBER 31,                       INCREASE (DECREASE)                         INCREASE (DECREASE)
                      ------------------------------   -----------------------------------------   JUNE 30,   -------------------
                        1994       1995       1996     12/31/94 - 12/31/95   12/31/95 - 12/31/96     1997     12/31/96 - 6/30/97
                      --------   --------   --------   -------------------   -------------------   --------   -------------------
(DOLLARS IN
THOUSANDS)                                             (DOLLARS) (PERCENT)   (DOLLARS) (PERCENT)              (DOLLARS) (PERCENT)
ASSETS
  Federal Funds
    Sold............. $  6,800   $  4,500   $ 11,300   $(2,300)   (33.8)%    $ 6,800     151.1%    $ 12,400   $ 1,100       9.7%
  Investments........   34,589     38,117     41,404     3,528     10.2 %      3,287       8.6%      40,970      (434)     (1.0)%
  Loans..............   88,441     88,972     99,776       531      0.6 %     10,804      12.1%     107,929     8,153       8.2%
  Other Assets.......   11,707     19,896     24,627     8,189      7.0 %      4,731      23.8%      18,281    (6,346)    (25.8)%
                      --------   --------   --------   -------      -----    -------     -----     --------   -------     -----
    Total assets..... $141,537   $151,485   $177,107   $ 9,948      7.0 %    $25,622      16.9%    $179,580   $ 2,473       1.4%
                      ========   ========   ========   =======               =======               ========   =======
LIABILITIES
 Non-interest-bearing
    deposits......... $ 38,148   $ 38,098   $ 41,746   $   (50)    (0.1)%    $ 3,648       9.6%    $ 46,449   $ 4,703      11.3%
  Interest-bearing
    deposits.........   87,324     94,646    113,823     7,322      8.4 %     19,177      20.3%     109,999    (3,824)     (3.4)%
                      --------   --------   --------   -------      -----    -------     -----     --------   -------     -----
    Total deposits...  125,472    132,744    155,569     7,272      5.8 %     22,825      17.2%     156,448       879       0.6%
Other liabilities....    1,065      1,271      1,350       207     19.5 %         79       6.2%       1,252       (98)     (7.3)%
                      --------   --------   --------   -------      -----    -------     -----     --------   -------     -----
    Total
      liabilities....  126,537    134,015    156,919     7,478      5.9 %     22,904      17.1%     157,700       781       0.5%
SHAREHOLDERS'
  EQUITY.............   15,000     17,470     20,188     2,470     16.5 %      2,718      15.6%      21,880     1,692       8.4%
                      --------   --------   --------   -------      -----    -------     -----     --------   -------     -----
    Total liabilities
      and
      shareholder's
      equity......... $141,537   $151,485   $177,107   $ 9,948      7.0 %    $25,622      16.9%    $179,580   $ 2,473       1.4%
                      ========   ========   ========   =======               =======               ========   =======

  Investments

     At June 30, 1997, VRB's portfolio of investment securities totaled $39,809,000, a $476,000 or 1.18% decrease when compared to a December 31, 1996 securities portfolio of $40,285,000. Investments in federal funds sold (an overnight investment) and Federal Home Loan Bank stock were $12,400,000 and $1,161,000, respectively at June 30, 1997. The balance of federal funds sold is influenced by cash demands, customer deposit levels, loan activity, and other investment transactions.

     Investment securities held at December 31, 1996, totaled $40,285,000, representing a $3,204,000 or 8.6% increase when compared to $37,081,000 at December 31, 1995. Total investment securities at December 31, 1995 were 8.57% lower than those reported in 1994. Increases or decreases in the investment portfolio are primarily a function of loan demand and changes in VRB's deposit structure.

     VRB follows a financial accounting principle which requires the identification of investment securities as held-to-maturity or available-for-sale. Securities designated as held-to-maturity are those that VRB has the intent and ability to hold until they mature or are called rather than those that management may sell if liquidity requirements dictate or alternative investment opportunities arise. The mix of available-for-sale and held-to-maturity investment securities is considered in the context of VRB's overall asset-liability policy and illustrates management's assessment of the relative liquidity of VRB. At June 30, 1997, the investment portfolio consisted of 54.0% available-for-sale securities and 46.0% held-to-maturity investments, comparable to December 31, 1996, and 57.3% available-for-sale securities and 42.7% held-to-maturity investments at December 31, 1995. This mix provides VRB greater investment flexibility than it had during 1994 when the portfolio was 15.8% available-for-sale securities and 84.2% in held-to-maturity securities at December 31, 1994. See Note 2 to VRB's Consolidated Financial Statements.

     At June 30, 1997, VRB's investment portfolio had total net unrealized gains of approximately $164,000. This compares to net unrealized gains of approximately $269,000 at December 31, 1996, $280,000 at December 31, 1995, and unrealized losses of $1,201,000 at December 31, 1994. Unrealized gains and losses reflect changes in market conditions and do not represent the amount of actual profits or losses VRB may ultimately realize. Actual realized gains and losses occur at the time investment securities are sold or redeemed.

     Federal funds sold are short term investments which often mature on a daily basis. VRB invests in these instruments to provide for additional earnings on excess available cash balances. Because of their short maturities, the balance of federal funds sold fluctuates dramatically on a day-to-day basis. The balance on any one day is influenced by cash demands, customer deposit levels, loan activity and other investment transactions. Investments in federal funds sold totaled $12,400,000 at June 30, 1997, compared to $11,300,000 at December 31, 1996, $4,500,000 at December 31, 1995 and $6,800,000 at December 31, 1994.

     In 1994, VRB became a member and stockholder in the Federal Home Loan Bank of Seattle. At December 31, 1996, the Bank held $1,120,000 in Federal Home Loan Bank stock. VRB's relationship and stock investment with the Federal Home Loan Bank provides, in addition to dividend earnings, a borrowing source for meeting liquidity requirements.

     The following table provides the book value of VRB's portfolio of investment securities as of December 31, 1996 and June 30, 1997:

                                                                DECEMBER 31,     JUNE 30,
                                                                    1996           1997
                                                                ------------     --------
        (IN THOUSANDS)
        Investments available-for-sale:
          U.S. Treasury and agencies..........................    $ 20,093       $ 19,965
          Corporate and other investments.....................       1,556          1,376
                                                                   -------        -------
                                                                  $ 21,649       $ 21,341
                                                                   =======        =======
        Investments held-to-maturity:
          States and political subdivisions...................    $ 18,636       $ 18,468
                                                                   =======        =======

     Investment securities at the dates indicated consisted of the following:

                         DECEMBER 31, 1995                      DECEMBER 31, 1996                        JUNE 30, 1997
                -----------------------------------    -----------------------------------    -----------------------------------
                AMORTIZED    APPROXIMATE       %       AMORTIZED    APPROXIMATE       %       AMORTIZED    APPROXIMATE       %
                  COST       MARKET VALUE    YIELD*      COST       MARKET VALUE    YIELD*      COST       MARKET VALUE    YIELD*
                ---------    ------------    ------    ---------    ------------    ------    ---------    ------------    ------
(IN
THOUSANDS)
U.S.
  Treasuries
  and
  agencies:
  One year or
    less.....    $ 7,487       $  7,479       5.70%     $10,002       $  9,942       6.16%     $ 9,354       $  9,297       5.87%
  One to five
    years....     12,008         12,075       6.14        9,993         10,150       7.12       10,397         10,078       5.86
  Five to ten
    years....         --             --         --           --             --         --           --             --         --

Obligations
  of states
  and
  political
subdivisions:
  One year or
    less.....      1,906          1,916       6.03          215            216       7.05          373            375       7.30
  One to five
    years....      3,036          3,050       6.12        6,106          6,169       7.33        4,586          4,468       6.10
  Five to ten
    years....      4,351          4,402       7.13       11,749         11,848       8.08        4,594          4,235       7.17
  Over ten
    years....      6,551          6,712       8.09          566            589       8.41        3,010          2,793       8.49

Corporate and
  other:
  One year or
    less.....        128            126       5.35        1,569          1,555       6.04          224            213       5.77
  One to five
    years....      1,570          1,557       6.04           --             --         --        1,705          1,582       6.00
  Five to ten
    years....         --             --         --           --             --         --           --             --         --
  Over ten
    years....         --             --         --           --             --         --           --             --         --
                 -------        -------       ----      -------        -------       ----      -------        -------       ----
                 $37,037       $ 37,317       6.50%     $40,200       $ 40,469       7.17%     $34,243       $ 33,041       6.32%
                 =======        =======                 =======        =======                 =======        =======

---------------
* Weighted average yields are stated on a federal tax-equivalent basis at a 34% rate.

  Loans

     Outstanding loans totaled $107,929,000 at June 30, 1997, representing an increase of $8,153,000 or 8.2% compared to $99,776,000 at December 31, 1996.
Loan commitments (principally real estate construction notes) grew to $21.8 million at June 30, 1997, representing the highest level of undisbursed loan funds for the year. Loan commitments amounted to $16.0 million at December 31, 1996 and $9.5 million at June 30, 1996.

     Reflective of VRB's customer base, as well as trends within the local economy, 77.2% of VRB's net loan portfolio consists of loans secured by real estate. This percentage is consistent with previous reporting periods such as December 31, 1996 and June 30, 1996 when 75.5% and 74.5% of all loans were within this category. Loans secured by real estate include loans made for purposes other than financing purchases of real property, such as inventory financing and equipment purchases, where the collateral provided to VRB is in the form of real property.

     The following table presents the composition of VRB's loan portfolio at the dates indicated:

                                                     DECEMBER 31, 1996             JUNE 30, 1997
                                                  -----------------------     -----------------------
                                                   AMOUNT      PERCENTAGE      AMOUNT      PERCENTAGE
                                                  --------     ----------     --------     ----------
(IN THOUSANDS)
Commercial......................................  $ 13,181        13.21%      $ 13,511        12.52%
Real estate construction........................     9,112         9.14%        13,850        12.83%
Real estate mortgage............................    66,210        66.36%        69,423        64.32%
Consumer and other..............................    12,906        12.93%        12,747        11.81%
                                                  --------       ------       --------       ------
                                                   101,408       101.64%       109,531       101.48%
Allowance for loan losses.......................    (1,632)       (1.64)%       (1,602)       (1.48)%
                                                  --------       ------       --------       ------
Net loans.......................................  $ 99,776       100.00%      $107,929       100.00%
                                                  ========       ======       ========       ======

     The following table shows the maturities and sensitivity of VRB's loans to changes in interest rates at the dates indicated:

                                       DECEMBER 31, 1996                                        JUNE 30, 1997
                      ----------------------------------------------------   ----------------------------------------------------
                                     DUE AFTER ONE                                          DUE AFTER ONE
                       DUE IN ONE    YEAR THROUGH    DUE AFTER     TOTAL      DUE IN ONE    YEAR THROUGH    DUE AFTER     TOTAL
(IN THOUSANDS)        YEAR OR LESS    FIVE YEARS     FIVE YEARS    LOANS     YEAR OR LESS    FIVE YEARS     FIVE YEARS    LOANS
                      ------------   -------------   ----------   --------   ------------   -------------   ----------   --------
Commercial loans.....   $  5,122        $ 7,061       $    998    $ 13,181     $  3,822        $ 7,254       $  2,435    $ 13,511
Real estate
  construction.......      5,571          2,127          1,414       9,112        5,508          3,075          5,267      13,850
Real estate
  mortgage...........      5,087         16,397         44,726      66,210        5,155         15,559         48,709      69,423
Consumer and other...      1,205          7,519          4,182      12,906        1,801          7,133          3,813      12,747
                         -------        -------        -------    --------      -------        -------        -------    --------
                        $ 16,985        $33,104       $ 51,320    $101,409     $ 16,286        $33,021       $ 60,224    $109,531
                         =======        =======        =======    ========      =======        =======        =======    ========
Loans with fixed
  interest rates.....                                             $ 43,104                                               $ 44,456
Loans with floating
  interest rates.....                                               58,305                                                 65,075
                                                                  --------                                               --------
                                                                  $101,409                                               $109,531
                                                                  ========                                               ========

     The following table presents information with respect to nonperforming assets:

                                                                         DECEMBER 31,     JUNE 30,
(IN THOUSANDS)                                                               1996           1997
                                                                         ------------     --------
Loans on nonaccrual status.............................................       $58           $ 46
Loans past due greater than 90 days but not on nonaccrual status.......        12              3
Troubled debt restructurings...........................................        --             --
                                                                             ----           ----
          Total nonperforming assets...................................       $70           $ 49
                                                                             ====           ====
Percentage of nonperforming assets to total assets.....................      0.04%          0.03%

  Deposits

     The following table sets forth the average balances of VRB's interest-bearing liabilities, interest expense and average rates paid for the periods indicated:

                                 YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                           1995                             1996                             1997
                               ----------------------------     ----------------------------     ----------------------------
                               AVERAGE    INTEREST  AVERAGE     AVERAGE    INTEREST  AVERAGE     AVERAGE    INTEREST  AVERAGE
                               BALANCE    EXPENSE    RATE       BALANCE    EXPENSE    RATE       BALANCE    EXPENSE    RATE
                               --------   -------   -------     --------   -------   -------     --------   -------   -------
(IN THOUSANDS)
Interest-bearing checking....  $ 49,858   $1,520      3.05%     $ 63,028   $1,991      3.16%     $ 70,836   $1,104      3.12%
Savings......................    20,309      463      2.28%       16,228      376      2.32%       14,708      166      2.27%
Time deposits................    19,043      938      4.93%       24,436    1,261      5.16%       26,782      638      4.76%
Borrowed funds...............     1,091       69      6.29%           --       --      0.00%           --       --      0.00%
                               --------   ------      ----      --------   ------      ----      --------   ------      ----
    Total interest-bearing
      liabilities............    90,301   $2,990      3.31%      103,692   $3,628      3.50%      112,326   $1,908      3.40%
                                          ======      ====                 ======      ====                 ======      ====
    Total noninterest-bearing
      liabilities............    36,310                           39,836                           41,937
                               --------                         --------                         --------
    Total interest and
      noninterest-bearing
      liabilities............  $126,611                         $143,528                         $154,263
                               ========                         ========                         ========

     Deposit growth has slowed from December 31, 1996 to June 30, 1997 , increasing by $879,000 or 0.6%. This slower growth was caused primarily by management's decision to discontinue its competitive rates on deposits at a time when VRB had no need for additional liquidity. Non-interest bearing deposits continue to be a reliable and substantial portion of VRB's deposit base accounting for 29.7% of total deposits at June 30, 1997.

     At December 31, 1996, total deposits were $155,569,000, an increase of $22,825,000, or 17.2%, from $132,744,000 at December 31, 1995. Total deposits in
1995 increased by 5.8% over 1994. Deposit growth in 1996 was due to management's decision to promote an attractive pricing strategy, increased marketing, and increased emphasis on implementing a sales culture within the branches. The growth in deposit accounts has primarily been in money market checking accounts and non-interest-bearing checking accounts. Nonvolatile, non-interest-bearing demand deposits, also referred to as core deposits, continued to represent a significant percentage of VRB's deposit base. To the extent that VRB is able to fund operations with non-interest-bearing core deposits, net interest spread, the difference between interest income and interest expense, will improve. At December 31, 1996, these non-interest-bearing demand deposits accounted for 26.8% of total deposits which was down slightly from 28.7% as of December 31, 1995. Nevertheless, average outstanding core deposit balances improved in 1996 over 1995 by approximately $3,500,000 to $39,836,000.

     Interest bearing deposits consist of NOW, money market, savings and time certificate accounts. By their nature, interest bearing account balances will tend to grow or decline as VRB reacts to changes in competitors' pricing and interest payment strategies. At December 31, 1996, total interest-bearing deposit accounts of $113,823,000 increased $19,177,000 or 20.3% from December 31, 1995. Significant growth in interest-bearing demand deposits ($15,774,000 or 29.6% for the year ended December 31, 1996) and time deposits ($5,461,000 or 22.9%) was more than sufficient to offset a decline in savings deposits ($2,060,000 or 11.8%). Management's analysis of the shifts in interest bearing deposit mix indicates that a significant number of VRB's savings account customers shifted into higher earning time deposit accounts during the year.

     In 1994 and early 1995, management purposely held down interest paid on time deposits as it was unwilling to aggressively compete for such deposits when no need for additional liquidity existed. This allowed VRB to improve its net interest margin by keeping down the interest paid on deposit accounts. As a result, however, increased competition from local financial institutions and other investment sources attracted depositors away from VRB. As competition eased for time deposit accounts and interest rates paid for such accounts became more favorable in 1995 and 1996, VRB became more aggressive in pricing its time deposit products resulting in the deposit growth in 1995 and 1996.

     VRB, by policy, does not depend on brokered deposits nor high-priced time deposits. At June 30, 1997, time certificates of deposits in excess of $100,000 totaled $5,581,000 or 21.4% of total outstanding time deposits, compared to $7,051,000 or 24.1% of total outstanding time deposits at December 31, 1996, and 12.1% and 13.0% as of December 31, 1995 and 1994, respectively.

     The following table sets forth by time remaining to maturity, all time certificates of deposit accounts outstanding at June 30, 1997:

        (IN THOUSANDS)
        Three months or less...............................................  $  8,194
        Three through six months...........................................     7,816
        Six months through twelve months...................................     6,461
        One year through five years........................................     3,328
        Over five years....................................................       209
                                                                              -------
                                                                             $ 26,008
                                                                              =======

  Asset-Liability Management/Interest Rate Sensitivity

     The principal purpose of asset-liability management is to manage VRB's sources and uses of funds to maximize net interest income under different interest rate conditions with minimal risk. A part of asset-liability management involves interest rate sensitivity, the difference between repricing assets and repricing liabilities in a specific time period. This analysis provides an indication of VRB's earnings risk due to future interest rate changes. At June 30, 1997, the analysis indicated that the earnings risk was within VRB's policy guidelines.

     A key component of the asset-liability management is the measurement of interest-rate sensitivity. Interest-rate sensitivity refers to the volatility in earnings resulting from fluctuations in interest rates, variability in spread relationships, and the mismatch of repricing intervals between assets and liabilities. Interest-rate sensitivity management attempts to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends.

     Management reviews VRB's interest-rate sensitivity position on an ongoing basis, and prepares strategies to adjust that sensitivity, as appropriate. Consideration is given and strategies are developed to minimize the effect of any compression on net interest income which may arise from earlier repricing of loans at lower rates or earlier repricing of deposits at higher rates. As of June 30, 1997, management believes its strategies are sufficient to offset any compression on net interest income that may arise from asset and liability repricing in the near term.

     The table below presents interest-rate sensitivity data as of June 30, 1997. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of the Company's interest rate view in subsequent periods. Active management dictates that longer-term economic views are balanced against the prospects of short-term interest rate changes in all repricing intervals.

                                                                BY REPRICING INTERVAL
                                      -------------------------------------------------------------------------
                                                                                              NON-
                                                                                            INTEREST
                                       0 - 3      3 - 6      6 - 12     1 - 5     OVER 5    BEARING
JUNE 30, 1997                          MONTHS     MONTHS     MONTHS     YEARS      YEARS     FUNDS      TOTAL
------------------------------------  --------   --------   --------   --------   -------   --------   --------
           (IN THOUSANDS)
ASSETS
Federal funds sold..................  $ 12,400   $     --   $     --   $     --   $    --   $     --   $ 12,400
Securities available for sale.......        --      2,030      5,059     14,252        --         --     21,341
Securities held to maturity.........        18         --        870      4,405    13,175         --     18,468
Loans...............................    27,065      3,673     37,284     26,710    13,197         --    107,929
Non-interest earning assets and
  allowance for credit losses.......        --         --         --         --        --     19,442     19,442
                                       -------    -------    -------     ------    ------    -------   --------
  Total.............................    39,483      5,703     43,213     45,367    26,372     19,442    179,580
                                       -------    -------    -------     ------    ------    -------   --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing demand deposits....    69,637         --         --         --        --         --     69,637
Savings deposits....................    14,354         --         --         --        --         --     14,354
Time deposits.......................     8,194      7,816      6,461      3,328       209         --     26,008
Non-interest bearing liabilities and
  common stock......................        --         --         --         --        --     69,581     69,581
                                       -------    -------    -------     ------    ------    -------   --------
    Total...........................    92,185      7,816      6,461      3,328       209     69,581    179,580
                                       -------    -------    -------     ------    ------    -------   --------
INTEREST RATE SENSITIVITY GAP.......   (52,702)    (2,113)    36,752     42,039    26,163    (50,139)
                                       -------    -------    -------     ------    ------    -------   --------
CUMULATIVE INTEREST RATE SENSITIVITY
  GAP...............................  $(52,702)  $(54,815)  $(18,063)  $ 23,976   $50,139   $     --   $     --
                                       =======    =======    =======     ======    ======    =======   ========

     The table illustrates that VRB is liability-sensitive for the 12 month period following June 30, 1997, and asset-sensitive thereafter. In an environment of increasing interest rates, the theoretical net interest margins of VRB would be adversely affected for the 12 months following June 30, 1997, and favorably affected thereafter. Conversely, in a declining interest-rate environment, VRB's theoretical net interest margins would be favorably affected for the 12 month period following June 30, 1997, and adversely thereafter.

  Shareholders' Equity

     Shareholders' equity increased $1,692,000 during the first half of 1997. Shareholders' equity at June 30, 1997 amounted to $21,880,000 compared to $20,188,000 at December 31, 1996. The increase in equity reflects consolidated earnings of $1,777,000 and the proceeds from the exercise of stock options (8,383 shares for a total of $36,000). These additions to equity were partially offset by a change in the value of the "available for sale" portion of the investment portfolio. The unrealized gain/loss on this portion of the portfolio is reflected in shareholders' equity. The current value of this segment of VRB's investment portfolio declined $121,000 when comparing June 30, 1997 to December 31, 1996.

  Return on Equity and Assets

     Net income for the six months ended June 30, 1997, totaled $1,777,000 for an annualized return on average shareholders' equity of 17.03% and an annualized return on average outstanding assets of 2.01%. These returns compare to a 17.35% return on average equity and 2.01% return on average assets for the corresponding period in 1996.

     Return on daily average assets and equity and certain other ratios for the periods indicated are presented below:

                                                                                SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,              JUNE 30,
                                          --------------------------------    --------------------
                                            1994        1995        1996        1996        1997
                                          --------    --------    --------    --------    --------
  (IN THOUSANDS EXCEPT PER SHARE DATA)
Net income............................... $  2,510    $  2,908    $  3,251    $  1,567    $  1,777
Average assets........................... $144,379    $144,090    $163,527    $155,920    $176,324
RETURN ON AVERAGE ASSETS.................     1.74%       2.02%       1.99%       2.01%       2.01%

Net income............................... $  2,510    $  2,908    $  3,251    $  1,567    $  1,777
Average equity........................... $ 14,190    $ 16,387    $ 18,833    $ 18,063    $ 20,861
RETURN ON AVERAGE EQUITY.................    17.69%      17.75%      17.26%      17.35%      17.03%

Cash dividends paid per share............ $   0.07    $   0.08    $   0.14    $     --    $     --
Net income per share..................... $   0.36    $   0.41    $   0.46    $   0.22    $   0.25
DIVIDEND PAYOUT RATIO....................    18.84%      19.22%      29.31%         --%         --%

Average equity........................... $ 14,190    $ 16,387    $ 18,833    $ 18,063    $ 20,861
Average assets........................... $144,379    $144,090    $163,527    $155,920    $176,324
AVERAGE EQUITY TO ASSET RATIO............     9.83%      11.37%      11.52%      11.58%      11.83%

LIQUIDITY

     Liquidity represents the ability to meet cash flow requirements and financial commitments at a reasonable cost, while retaining the flexibility to take advantage of business opportunities. Management has always placed a high priority on maintaining a high liquidity through a moderate loan-to-deposit ratio and a conservative investment portfolio. As of June 30, 1997, VRB's loan-to-deposit ratio was a moderate 69.0%. Additionally, although no balances were outstanding at June 30, 1997, VRB has borrowing agreements with the Federal Home Loan Bank of Seattle for cash advances of $8.5 million and long-term borrowings of up to $9.1 million, as well as approximately $12.4 million in federal funds sold to meet potential liquidity needs. As of June 30, 1997, approximately $9,883,000 or 24.8% of the securities portfolio matures within one year. Management believes these factors are indicative of the emphasis placed upon maintaining sufficient liquidity for VRB.

     The Colonial Acquisition is expected to have a modest effect on VRB's liquidity. The net proceeds of the Offering will be used to fund a significant portion of the purchase price of approximately $15.7 million. See "Use of Proceeds." In addition, Colonial has historically had a higher cost of funds than VRB, resulting from a higher proportion of deposits held in interest-bearing accounts and higher rates paid on certain of those interest-bearing liabilities compared to VRB, which has a significant portion of its deposit liabilities in non-interest-bearing accounts. VRB management anticipates that as the interest rates paid on Colonial deposits are reduced, some depositors will withdraw their funds, decreasing VRB's liquidity. VRB management believes that VRB has ample cash and cash-equivalent resources to fund the Colonial Acquisition and any anticipated deposit run-off without restricting VRB's growth or materially compromising its liquidity. See "Colonial Banking Company Acquisition."

CAPITAL

     The primary source of VRB's capital has historically been from the retention of net profits. VRB's profitability has allowed it to enjoy a strong capital position and to consistently pay dividends to its shareholders, as evidenced by the dividend payout ratios of 29.3%, 19.2% and 18.8% for the years ended December 31, 1996, 1995 and 1994, respectively.

     In 1989, banking regulators adopted risk-based capital guidelines under which one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. VRB is required to maintain minimum amounts of capital to "risk weighted" assets, as defined by banking regulators. At June 30, 1997, VRB was required to have Tier 1 and Total Capital ratios of 4.0% and 8.0%, respectively. VRB's actual ratios at that date were 16.2% and 17.5%, respectively.

     Management seeks to attain a level of capital consistent with appropriate business risk and an ongoing need for financial flexibility. Adequacy of capital depends on the assessment of a number of factors such as stability of earnings, asset quality, liquidity and economic conditions. The primary capital-to-asset leverage ratio was 11.9% at June 30, 1997. With a strong equity-to-assets ratio, VRB enjoys greater financial flexibility and less dependence upon its deposit base to support loan and investment activities.

     The proposed cash acquisition of Colonial will significantly reduce the capital ratios for VRB, particularly its Tier 1 capital ratio, as goodwill incurred as a result of the acquisition is deducted from VRB's capital. As a result of the Acquisition, VRB's management anticipates that the pro forma Tier 1 capital ratio for June 30, 1997 would drop from 16.2% to 11.9%, excluding the effects of the proposed stock offering. Although VRB would exceed all capital requirements, raising additional capital is deemed prudent by management and would ensure that VRB will continue to qualify as "well-capitalized" under applicable regulatory guidelines. See "Colonial Banking Company Acquisition."

                                    BUSINESS

INTRODUCTION

     VRB is the largest community bank in southern Oregon, currently operating nine full-service branches in the Rogue Valley. As of June 30, 1997, VRB had assets of $180 million and deposits of $156 million. VRB has entered into an agreement to acquire Colonial which will add four branches and $101 million in deposits, increasing VRB's market share to over 15% of commercial bank deposits in the Rogue Valley. See "Colonial Banking Company Acquisition."

     VRB has delivered 29 consecutive years of profitability. During the most recent five years, it has increased earnings by an average of 18% per year and increased its return on average assets from 1.61% in 1992 to 1.99% in 1996. During the same period, VRB has achieved a return on average equity greater than 16% while sustaining high asset quality. VRB has consistently performed in the top quartile when comparing its return on average equity to its national peer group comprising over 900 banks with assets of between $100 and $300 million and multiple branches located in metropolitan areas.

     The consolidation of the banking industry in Oregon has had a positive effect on VRB. Major regional banks have chosen to focus on larger metropolitan markets and to de-emphasize personal service to achieve efficiencies. VRB continues to introduce new products while maintaining the personal service and local decision-making believed to be important to its customers. Its high level of demand deposit accounts (30% of total deposits at June 30, 1997) has significantly contributed to its consistently low cost of funds and high net interest margin. VRB's growing base of core deposits confirms its belief that its product delivery approach is attractive to a significant number of customers in its market.

     VRB offers a broad range of commercial banking services, primarily to small and medium-sized businesses, professionals, farmers and retail customers, including commercial, real estate and agricultural loans, accounts receivable and inventory financing, consumer installment loans, acceptance of deposits, and personal savings and checking accounts. A majority of VRB's loans are commercial loans collateralized with real estate.

INDUSTRY OVERVIEW

     The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers' funds and, in many cases, alternative sources from which to borrow to meet their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products. Despite the expanded products and services offered by banks, the percentage of financial transactions handled by commercial banks has dropped steadily. In addition, although the dollar amount of bank deposits has remained steady, such deposits represent less than 20% of household financial assets compared to over 35% 25 years ago. This trend represents a continuing shift to investments in stocks, bonds, mutual funds and retirement accounts. To improve competitiveness, commercial banks are reducing costs through operating efficiencies gained by consolidation and implementation of alternative ways of providing bank products. Although new banks continue to be organized, bank mergers substantially outnumber new bank formations. In the last dozen years, the number of commercial banks nationwide has dropped from 14,000 to 9,500. However, in recent years, relatively stable interest rates and a growing economy have permitted the remaining segments of the banking industry to improve net interest margins and returns on assets, resulting in stronger balance sheets and earnings.

     To more effectively and efficiently deliver its products, banks are opening branches located inside retail stores, installing more ATMs, and investing in technology to facilitate telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the differences between larger super-regional banks and community banks. The super-regional banks are committed to becoming regional "brands" providing a broad selection of products at low cost with advanced technology. Community banks provide most of the same products, but with a greater commitment to personal service and to maintaining local ties to the communities they serve.

BUSINESS STRATEGY

     VRB seeks significant growth in its earnings assets while maintaining a high return on equity. VRB believes that this objective can be achieved by continuing to emphasize personalized, quality banking products and services to its customers. VRB intends to increase its market penetration in its existing markets and to expand into new markets through acquisitions. VRB's strategy consists of the following:

     - Provide a full range of banking products and personalized service. VRB believes offering products with a high level of personal service attracts and retains customers. VRB focuses on customer care by providing friendly, interactive service dedicated to meeting the needs of each individual customer. Although many of its customers desire personal banking services, VRB also has made a commitment to provide new technology-based services to attract a broader customer base. These products and services include 24-hour telephone account access, a recently developed debit card program and an expanded ATM network.

     - Increase market share in existing markets. VRB believes there is significant potential to increase its business with current customers and attract new customers in its existing market. Early in 1995, VRB embarked on a sales training program and in 1996 appointed a Corporate Sales Officer with responsibility for improving the business development skills of employees. VRB also believes it can gain more customers within the Rogue Valley by continuing to distinguish itself from larger banks, all of which are headquartered in other states and have reduced personal service and transferred lending decisions away from local branches. As of June 30, 1997, VRB's market share of commercial bank deposits in the Rogue Valley was 9.3%, up from 7.7% on December 31, 1995. VRB believes this increase of over 20% in an eighteen month period is a direct result of its increased marketing efforts and validates VRB's belief that personalized service is important to a significant segment of its market. The addition of Colonial's deposits is expected to increase VRB's total market share to 15% of commercial bank deposits in the Rogue Valley.

     - Explore opportunistic acquisitions. After the integration of Colonial, VRB intends to explore acquisitions of other community banks in the Pacific Northwest. Although VRB is not currently engaged in any acquisition discussions, it believes that it will be able to supplement internal growth with complementary acquisitions.

PRODUCTS AND SERVICES

     VRB offers a broad portfolio of products and services tailored to meet the banking requirements of targeted customers in its market area. These include:

     Deposit Products. VRB has an array of deposit products for customers, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. VRB does not pay brokerage commissions to attract deposits. It strives to establish customer relations to attract core deposits in non-interest-bearing transactional accounts and thus to reduce its cost of funds.

     Loan Products. VRB attempts to maintain sound loan underwriting standards with written loan policies, conservative individual and branch limits and reviews by the Loan Committee. Further, in the case of particularly large loan commitments or loan participations, loans are reviewed by the Board of Directors. Underwriting standards are designed to achieve a high-quality loan portfolio, compliance with lending regulations and the desired mix of loan maturities and industry concentrations. Management seeks to minimize credit losses by closely monitoring the financial condition of its borrowers and the value of collateral.

          Commercial Loans. VRB offers specialized loans for its business and commercial customers, including equipment and inventory financing operating lines of credit, SBA loans for qualified businesses and accounts receivable financing. Commercial lending is the primary focus of VRB's lending activities, and a significant portion of its loan portfolio consists of commercial loans. For regulatory reporting purposes, a substantial portion of VRB's commercial loans are designated as real estate loans, as the loans are secured by mortgages and trust deeds on real property, although the loans may be made for purposes of financing commercial activities, such as accounts receivable, equipment purchases and inventory or other working capital needs. Lending decisions are based on careful evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. Commercial loans secured by real property are limited to 75% of the value of the collateral. In some cases, VRB may require personal guarantees and secondary sources of repayment.

          Real Estate Loans. Real estate loans are available for construction, purchasing and refinancing residential owner-occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. Real estate loans reflected in the loan portfolio are in large part loans made to commercial customers that are secured by real property. VRB provides customers access to long-term conventional real estate loans through its mortgage loan department which processes applications for a variety of real estate lenders.

          Payments on loans are often dependent on the successful operation and management of the properties securing the loans, and are therefore strongly affected by the conditions of the local real estate market. Fluctuating land values and local economic conditions make loans secured by real property difficult to evaluate and monitor. VRB seeks to mitigate risks associated with real estate loans by lending to customers who have been pre-qualified for long-term financing and, in the case of construction or development loans, are using contractors approved by VRB.

          Consumer Loans. VRB provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit, motor vehicle loans, and student loans. Consumer loans can carry significantly greater risks than other loan products, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are dependent on borrowers' continuing financial stability, and are sensitive to job loss, illness and other personal factors. VRB attempts to manage the risks inherent in consumer lending by following strict credit guidelines and conservative underwriting practices.

     The following table sets forth certain information about VRB's loan portfolio at September 30, 1997, classified by distribution among types of borrowers:

                                                                             TOTAL           PERCENT OF
           BORROWER CLASSIFICATION(1)              NUMBER OF LOANS       LOAN BALANCE        TOTAL LOANS
-------------------------------------------------  ---------------     -----------------     -----------
(DOLLARS IN THOUSANDS)
Finance, Insurance & Real Estate.................         201              $  26,985             23.6%
Services.........................................         378                 21,326             18.7%
Construction.....................................         264                 16,231             14.2%
Retail Trade.....................................         209                 10,456              9.2%
Manufacturing....................................          95                  5,788              5.1%
Transportation, Communications, Electric, Gas &
  Sanitary Services..............................         113                  4,574              4.0%
Agriculture, Forestry & Fishing..................          56                  1,659              1.5%
Wholesale Trade..................................          53                  1,377              1.2%
Mining...........................................           2                     62                *
Personal Loans (including primary residential
  mortgages).....................................       1,610                 25,801             22.5%
                                                        -----               --------            -----
          Total..................................       2,981              $ 114,259            100.0%
                                                        =====               ========            =====

---------------
 *  Less than 1.0%

(1) Based on SIC Industry Codes

     Other Banking Services. In support of its focus on personalized service, VRB offers additional products and services for the convenience of its customers. These include a recently introduced debit card program, automated teller machines located at each of VRB's offices, and a telephone banking service that allows customers to speak directly with a customer service representative during normal banking hours and 24-hour access to their accounts. VRB does not currently charge for these services.

MARKET AREA

     VRB primarily accepts deposits and makes loans in Jackson and Josephine Counties (the Rogue Valley) in Oregon. As a community bank, VRB has certain competitive advantages because of its local focus, but VRB is also more closely tied to the local economy than competitors who serve a number of geographic markets.

     VRB's market area has become increasingly popular as a family community and retirement area, and has seen an increase in the population of approximately 14.5% during the period from 1990 to 1996. The Rogue Valley had a 1996 population of approximately 240,000. About half of the population of each county is in an urbanized area: Medford and Ashland in Jackson County and Grants Pass in Josephine County.

     Over the past 10 years, the employment base of the Rogue Valley has undergone significant change. In an area that has previously been dependent upon timber manufacturing, employment within this sector has dropped from 30% of total wages in the early 1970s to just under 12% in 1995. The region's largest employers have diversified and include in addition to timber and non-timber manufacturers, municipalities, higher education, and medical industries. Further, commercial development and retail growth has created approximately 3,000 jobs since 1992 as the service sector responds to the influx of new residents into the region. Although much improved from the high unemployment levels experienced during the recession years of 1985 through 1992, unemployment remains above Oregon and U.S. averages in both counties. Tourism has become increasingly important. Agriculture, although a small industry in terms of employment, remains a significant economic factor. This diverse industry base is strengthening the Rogue Valley economy and creating new growth opportunities.

     The region's non-farm employment is anticipated to grow in excess of 20% over the next 10 years, adding almost 20,000 jobs. The largest growth (estimated at over 40%) is expected in the services sector. Wages, in real terms, have declined as retail and service jobs supplant manufacturing employment. As of September 1997, average weekly wages were 83.9% and 76.5% for Jackson and Josephine County, respectively, of the state average.

     A significant change in the makeup of the population in the two counties has occurred with the emigration of working families and the influx of retirees. With these population shifts, a high percentage of personal income is now derived from sources other than wages and salaries, particularly in Josephine County where 51% of personal income is from non-wage or salary sources, compared to 40% in Jackson County and approximately 35% statewide. Transfer payments account for approximately 20% of personal income in Jackson County, and approximately 28% in Josephine. Management believes that the segments of the population experiencing the highest growth are those that are more likely to desire the personal services and banking conveniences offered by VRB.

MARKETING

     VRB's ability to increase its share of the financial services market in the Rogue Valley is driven by a marketing plan consisting of several key components. A principal objective is to create and foster a sales culture in each office. Employees are trained to cross-sell, offering appropriate products and services to existing customers and attempting to increase the business relationships VRB shares with these customers. VRB regularly examines the desirability and profitability of adding new products and services to those currently offered. VRB promotes specific products by media advertising but relies primarily on direct contacts for new business. VRB recognizes the importance of community service and supports employee involvement in community activities. This participation allows VRB to make a contribution to the communities it serves as well as to increase VRB's visibility in its market area and thereby increase business opportunities.

MANAGEMENT INFORMATION SYSTEMS

     VRB recently created a Director of Information Technology position to oversee all areas of technology within VRB, such as data processing and electronic banking. VRB hired an experienced individual with extensive technology and operations experience in financial institutions to fill this role on November 1, 1997.

     VRB maintains an "in house" system for processing all core banking applications. The system utilizes Information Technology Systems, Inc. ("ITI") software and Unisys hardware. VRB converted to "in house" processing in 1991 to gain control over quality and the cost of such services. In addition, VRB utilizes ITI software for investment securities accounting, 24-hour telephone banking and maintaining shareholder records.

     VRB maintains a Disaster Recovery Plan for its data center operations and network of branches, and subscribes to a service which will provide on-site processing within 48 hours of a disaster. VRB maintains insurance to fund the expense of the service. Management has acknowledged and is evaluating the well-publicized potential problem relating to the impact on computer systems of the date change on January 1, 2000, known as the "Year 2000" issue. Management expects no difficulties or extraordinary expense in successfully addressing the issue.

COMPETITION

     The geographic market area served by VRB is highly competitive with respect to both deposits and loans. VRB competes principally with commercial banks, savings and loan associations, credit unions, mortgage companies, and other financial institutions. The major commercial bank competitors are super-regional institutions headquartered outside the state of Oregon, and their deposits represent approximately 79% of statewide commercial bank deposits as of June 30, 1997. Within the Rogue Valley, these institutions hold approximately 75% of the deposits. The major banks have the advantage of offering their customers services and statewide banking facilities that VRB does not offer.

     VRB's primary competition for deposits comes from commercial banks, savings and loan associations, credit unions, and money market funds, some of which may offer higher rates than VRB can or is willing to offer. Secondary competition for funds comes from issuers of corporate and government securities, insurance companies, mutual funds, and other financial intermediaries. Other than with respect to large certificates of deposit, VRB competes for deposits by offering a variety of deposit accounts at rates generally competitive with similar financial institutions in the area.

     VRB's competition for loans comes principally from commercial banks, savings and loan associations, mortgage companies, finance companies, insurance companies, and other institutional lenders. Many of its competitors have substantially higher single borrower lending limits than those of VRB. VRB competes for loan originations through the level of interest rates and loan fees charged, the variety of commercial and mortgage loan products, and the efficiency and quality of services provided to borrowers. Lending activity can also be affected by the availability of lendable funds, local and national economic conditions, current interest rate levels, and loan demand. As described above, VRB competes with the larger commercial banks by emphasizing a community bank orientation and efficient personal service to local customers. See
"-- Business Strategy."

PROPERTIES

     VRB's main office is located in Rogue River, Oregon. VRB conducts its business through nine full service branches throughout the Rogue Valley. All of the branches have drive-up facilities and automated teller machines. Additionally, VRB maintains a satellite automated teller machine in Medford, Oregon. All but two premises are owned by VRB and VRB has options to extend existing leases on the leased facilities. VRB's nine offices range in size from approximately 1,100 square feet to slightly more than 8,000 square feet. In three branches, excess space is leased to others. The following sets forth certain information regarding VRB's branches as of June 30, 1997.

        CITY                    LOCATION             TOTAL DEPOSITS
--------------------    -------------------------    ---------------
                                                     (IN THOUSANDS)
Jackson County
     Rogue River        110 Pine Street                 $  31,170
     Medford            2400 Poplar Drive                  11,120
     Medford            220 E. 10th Street                 16,437
     Medford            809 Steward Avenue                  6,341
     Ashland            250 Pioneer Street                 15,903
     Talent             201 S. Pacific Highway              9,129
     Phoenix            4000 S. Pacific Highway            11,633

Josephine County
     Grants Pass        1040 Rogue River Highway           27,506
     Grants Pass        100 N.E. Midland                   27,209
                                                         --------
                                                        $ 156,448
                                                         ========

EMPLOYEES

     As of the date of this Prospectus, VRB had a total of 116 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement. VRB considers its relationship with its employees to be good.

LEGAL PROCEEDINGS

     VRB is from time to time a party to various legal actions arising in the normal course of business. Management believes that there is no threatened or pending proceedings against VRB, which, if determined adversely, would have a material effect on the business or financial position of VRB.

                                   MANAGEMENT

     The following table sets forth summary information about the directors and executive officers of VRB. Positions are held at both VRB Bancorp and Valley of the Rogue Bank.

                                                                                    YEAR ELECTED OR
               NAME                  AGE              POSITION WITH VRB                APPOINTED
-----------------------------------  ---     -----------------------------------    ---------------
William A. Haden...................  48      Director, President and Chief                1996
                                             Executive Officer
Tom Anderson.......................  46      Director, Executive Vice President           1996
                                             and Chief Operating Officer
Brad Copeland......................  48      Senior Vice President and Credit             1997
                                               Administrator
Felice Belfiore....................  27      Vice President and Chief Financial           1997
                                               Officer
James D. Coleman...................  58      Chairman of the Board                        1987
John O. Dunkin.....................  58      Vice-Chairman of the Board                   1986
Michael Donovan....................  46      Director                                     1997
April Sevcik.......................  50      Director                                     1997
Gary Lundberg......................  58      Director                                     1993
Robert J. DeArmond.................  66      Director                                     1990
Larry L. Parducci..................  46      Director                                     1994

     The business experience of each of the directors and executive officers for the past five years has been as follows:

     WILLIAM A. HADEN has served as Director, President and Chief Executive Officer of VRB since January, 1996. He served as Senior Vice President of VRB from July, 1993 until he was appointed President. Prior to that time, Mr. Haden served as President of Family Bank of Commerce from 1985 until its merger into VRB in 1993.

     TOM ANDERSON has served as Director, Executive Vice President and Chief Operating Officer of VRB since January 1996. He served as Senior Vice President and Cashier of VRB from 1983 to 1996, and as Vice President and Cashier of VRB from 1979 to 1983. Prior to joining VRB in 1977 he was employed by Bank of America in the San Francisco, California market.

     BRAD COPELAND was hired in 1996 and was appointed as Senior Vice President of VRB to succeed Virgil Syverson who retired as Senior Vice President and Credit Administrator in June, 1997. Prior to that time, Mr. Copeland served as Senior Vice President and Senior Credit Officer for Bank of America Alaska from 1987 to 1996.

     FELICE BELFIORE was hired in June 1997 as Chief Financial Officer for VRB. Ms. Belfiore, a Certified Public Accountant, is a 1992 graduate of Oregon State University and holds degrees in Accounting and International Finance. Prior to joining VRB, she was employed five years with Moss Adams LLP where she specialized in community bank auditing.

     JAMES D. COLEMAN has served as a Director of VRB since 1987 and currently serves as the Chairman of the Board of Directors. Mr. Coleman was previously a Director with Medford State Bank, which VRB acquired in 1987. Mr. Coleman is the President and owner of Crater Lake Motors, a Ford and Mercedes automobile dealership in Medford, Oregon.

     JOHN O. DUNKIN has served as a Director of VRB since 1986 and currently serves as the Vice-Chairman of the Board of Directors. Mr. Dunkin is Chief Executive Officer of Grants Pass Moulding, Rogue Valley Sash & Door and Pacific Lumber, all located in Grants Pass, Oregon. Mr. Dunkin served as Chairman of the Finance Committee for Oregon Economic Development, and served as Chairman of the Board of Directors of Josephine General Hospital in Grants Pass, Oregon.

     MICHAEL DONOVAN was elected a Director of VRB in 1997. He is Co-Owner of Chateaulin Restaurant & Wine Shoppe in Ashland, Oregon. Mr. Donovan is the current President of the Oregon Shakespeare Festival and served as a Director and is past President of the Ashland Community Hospital Foundation.

     APRIL SEVCIK was elected a Director of VRB in 1997. Ms. Sevcik is the owner and President of General Credit Service Inc. in Medford, Oregon. She is also currently President of the Jackson County Chamber of Commerce, President of the Medford Rotary Foundation, and serves on the Boards of Directors of the American Red Cross and Medford YMCA.

     GARY LUNDBERG has served as a Director of VRB since 1993. Mr. Lundberg was employed eight years with First Interstate Bank of Oregon (now Wells Fargo Bank) in various credit positions. He is now retired and was formerly an owner of Lundberg's Funeral Home in Grants Pass, Oregon.

     ROBERT J. DEARMOND has served as a Director of VRB since 1990. Mr. DeArmond previously served (22 years) as a Director of Mountain States Savings Bank in Coeur d'Alene, Idaho and as Chairman of the Board of Idaho Forest Products until his retirement in 1995. He currently serves on the Board of Directors of North Pacific Lumber Company in Portland, Oregon.

     LARRY L. PARDUCCI has served as a Director of VRB since 1994. Mr. Parducci is the owner/operator of Holiday RV Park in Phoenix, Oregon. Mr. Parducci also serves on the Phoenix City Council.

     The Board of Directors of VRB has established the number of directors at nine, as provided in the by-laws.

COMMITTEES OF THE BOARD OF DIRECTORS

     VRB has established a Compensation Committee consisting of outside Directors John O. Dunkin (Chairman), Michael Donovan, Robert J. DeArmond, James
D. Coleman and Larry L. Parducci.

     VRB has also established an Audit Committee charged with selecting and reviewing the reports of VRB's independent public accountants. Reports of examinations, regulatory or otherwise, are reviewed with the entire Board of Directors. The Audit Committee consists of directors Robert J. DeArmond (Chairman), April Sevcik and Gary Lundberg.

DIRECTOR COMPENSATION

     Effective January 1, 1997, monthly fees paid to non-employee directors were increased to $750 ($800 for the Chairman). Non-employee directors also participate in VRB's 1994 Amended Non-Discretionary Stock Option Plan. The Plan provides for granting of options to directors on an annual basis. The number of shares granted to the directors is determined by dividing the total compensation paid each director during the year, by the most recent year-end book value per share. Grants are made in January of each year, based on the preceding years compensation and service. Directors are required to serve for one full calendar year before becoming eligible to participate in the Plan.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid by VRB during the last three calendar years to William A. Haden and Tom Anderson. No other director or executive officer of VRB received salary and bonuses during the year ended December 31, 1996 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION
                                           ----------------------------------------
                                                                     OTHER ANNUAL          ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS(1)     COMPENSATION(2)      COMPENSATION
--------------------------------  -----    -------     --------     ---------------     ---------------
William A. Haden................   1996    $90,000     $67,500            --              $ 16,050(3)
  President and                    1995    $80,000     $66,524            --              $ 12,885(3)
  Chief Executive Officer          1994    $80,000     $48,719            --              $ 11,520(3)
Tom Anderson....................   1996    $90,000     $67,500            --              $ 15,111(4)
  Exec. Vice President and         1995    $85,000     $70,675            --              $ 14,383(4)
  Chief Operating Officer          1994    $85,000     $51,760            --              $ 13,210(4)

---------------
(1) Includes bonuses paid or to be paid during the subsequent year but attributable to the year indicated.

(2) Perquisites and other personal benefits, if any, did not exceed the lesser of $50,000 or 10 percent of total annual salary and bonus for the named executive officer for any of the periods indicated.

(3) Includes life insurance premiums (1996 only) of $1,050 for $350,000 face amount insurance above company group insurance and the Company's contribution to match employees' salary deferral under the Company's 401(k) Profit Sharing Plan.

(4) Includes life insurance premiums ($511 for 1996 and $711 for 1995 and 1994) for $350,000 face amount insurance above Company group coverage and the Company's contribution to match employees salary deferral under the Company's 401(k) Profit Sharing Plan.

EXECUTIVE COMPENSATION PLANS

  Incentive Based Bonus Plan

     VRB's Incentive Based Bonus Plan for executive officers provides for establishment of a pool of funds equal to 11.25% of net profits in excess of a one percent return on average assets. The pool is limited to no more than seventy-five percent of the executive officers' annual base salary. The pool is then divided between the three highest paid executive officers according to base salary paid during the preceding year. The executive must be employed at the time the pool is distributed in order to participate. Distribution normally occurs during the first quarter of each year. The Board reserves the right to modify or terminate the plan at its discretion.

     For the year ending December 31, 1996, profits generated by VRB amounted to $3,251,000. These earnings equaled a return on average assets of 1.99% and a return on average shareholder equity of 17.26%. Based on the performance of VRB and the Incentive Based Bonus Plan in place for 1996, a bonus pool of $195,000 was established for payment of bonuses to executive officers. Pursuant to the Plan, the Board awarded incentive bonus payments of $67,500 to each of Messrs. Haden and Anderson during February 1997.

  Employment and Change of Control Agreements

     VRB has entered into special agreements with certain executive officers. These agreements are intended to motivate the executives to remain in the employ of VRB.

     WILLIAM HADEN

     VRB entered into an agreement with President and Chief Executive Officer, William Haden, to provide at VRB's expense a term life insurance policy on Mr. Haden's life in the amount of $350,000, through the year 2002 and at $150,000 thereafter. The ownership and right to name the beneficiary under the policy is reserved to Mr. Haden. The cost of providing this policy is estimated to be less than $1,000 during 1996. The policy was not in place during 1995.

     The agreement with Mr. Haden additionally provides for a payment equal to his base salary plus any cash bonuses or other compensation paid to or for his benefit, during the fiscal year preceding a merger, sale of substantially all of the assets of VRB, or any other transaction that would result in less than 50% of current VRB shareholders remaining as shareholders of the resulting entity ("Change in Control"). Further, if Mr. Haden leaves VRB following a Change in Control, VRB will, at its expense, provide COBRA benefits to Mr. Haden for no longer than 18 months following a Change in Control, provided he is eligible for such benefits.

     TOM ANDERSON

     VRB has an agreement with Tom Anderson, Executive Vice President, to provide at VRB's expense a term life insurance policy on Mr. Anderson's life in the amount of $350,000, through the year 2002, and at $150,000 thereafter. The ownership and right to name the beneficiary under said policy is reserved to Mr. Anderson. VRB has also provided an additional policy for $25,000 of death benefits on Mr. Anderson's life. The premiums paid by VRB are included as taxable compensation income to Mr. Anderson and are reported as such. The cost of providing these additional two policies was less than $1,000 during 1996. This benefit is in addition to group life insurance provided to all employees.

     The agreement with Mr. Anderson additionally provides for a "Change in Control" payment equal to his base salary plus any cash bonuses or other compensation paid to or for his benefit, during the fiscal year preceding any Change in Control. Further, if Mr. Anderson leaves VRB following a Change in Control, VRB will, at its expense, provide COBRA benefits to Mr. Anderson for no longer than 18 months following a Change in Control, provided he is eligible for such benefits.

STOCK OPTION PLANS

     VRB has two non-qualified stock option plans which were approved by the shareholders during 1991, and amended in 1994. The plans reserved an aggregate of 725,492 shares of VRB's unissued Common Stock for grants to employees and non-employee Directors. The purchase price of the optioned shares is equal to not less than the book value of a share of stock as of the end of the most recently completed fiscal year. Options granted are exercisable for ten years from the date of grant, with shares fully vested after six months for Directors and up to a ten year period for employees.

     The purpose of these plans is to advance the interests of VRB and its shareholders by enabling VRB to attract and retain the services of people with training, experience and ability to serve as outside Directors and employees, and to provide additional incentive to key employees and Directors of VRB by giving them an opportunity to participate in the ownership and growth of VRB.

     During 1996, 10,500 options were contractually committed to employees for the purchase of VRB Common Stock under the 1994 Amended Non-Qualified Stock Option Plan for employees. No grants were awarded to any of the named executive officers in 1996.

     Option covering 21,260 shares were awarded to Directors in January, 1996 under the 1994 Amended Non-Discretionary Stock Option Plan for Non-Employee Directors.

     VRB's Board of Directors has approved grants of options to the named executive officers effective with the Offering. Each option will have an exercise price per share equal to the public offering price, and will first become exercisable as to 20% of the shares each year beginning one year from the date of grant. Mr. Haden will be granted options covering 40,000 shares, and Mr. Anderson will be granted options covering 30,000 shares.

     The following chart reflects options exercised in the last fiscal year and the number and value of unexercised options at December 31, 1996.

                  AGGREGATED OPTION EXERCISES LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                          NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                       SHARES                            UNDERLYING UNEXERCISED                 IN-THE-MONEY
                     ACQUIRED ON                          OPTIONS AT FY-END (#)           OPTIONS AT FY-END ($)(2)
                      EXERCISE          VALUE         -----------------------------     -----------------------------
       NAME              (#)         REALIZED ($)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------  -----------     ------------     -----------     -------------     -----------     -------------
William A. Haden...       None             None           None            18,720            None          $ 148,800
Tom Anderson.......     12,270         $ 80,170(3)        None             2,920            None          $  18,367

---------------
(1) All share amounts have been adjusted to reflect subsequent stock dividends and stock splits through the date of this Prospectus.

(2) On December 31, 1996 the market price of VRB's Common Stock was $5.88 per share. For purposes of the foregoing table, all stock options have an exercise price less than that amount and are therefore considered to be "in-the-money" and have a value equal to the difference between $5.88 and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

(3) On October 17, 1996, the date of exercise, the market price of VRB's Common Stock was $6.53 per share.

                  SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

     The following table sets forth the shares of VRB Common Stock beneficially owned as of October 1, 1997 by each director and each named executive officer, the directors and officers as a group, the Bank's Employee 401(k) Plan, individual employees (through the Plan) and all employees (through the Plan), directors and officers as a group. As of that date, VRB is not aware of anyone who owns more than five percent of its shares either beneficially or of record.

                                                               NUMBER OF SHARES
                           NAME                              BENEFICIALLY OWNED(1)     PERCENT OF CLASS
-----------------------------------------------------------  ---------------------     ----------------
James D. Coleman...........................................         108,876(2)               1.51%(2)
John Dunkin................................................          45,248(3)             *
Michael Donovan............................................               0                    --
April Sevcik...............................................           2,000                *
Gary Lundberg..............................................          14,010(4)             *
Robert DeArmond............................................         106,660(5)               1.48%(5)
Larry Parducci.............................................          13,776(6)             *
Tom Anderson...............................................         251,940(7)               3.52%(7)
William Haden..............................................         172,550(8)               2.40%(8)
All directors and executive officers as a group............         556,988(9)               7.65%(9)
Valley of the Rogue Bank Employee 401(k) Plan..............         161,966                  2.25%
Employees (excluding executive officers and directors).....          53,108(10)                 *(10)

---------------
  *  Less than 1.0%

 (1) Shares held directly with sole vesting and sole investment power, unless otherwise indicated. Also includes options exercisable within 60 days.

 (2) Includes 55,106 shares held jointly with his spouse, and includes 14,278 shares covered by options exercisable within 60 days.

 (3) Includes 2,208 shares held for Christopher Dunkin with John Dunkin as custodian and 23,152 shares held in the JCLS Ltd Partnership of which Mr. Dunkin is the general partner and includes 19,888 shares covered by options exercisable within 60 days.

 (4) Includes 6,266 shares held jointly with his spouse and includes 5,658 shares covered by options exercisable within 60 days.

 (5) Includes 2,654 shares covered by options exercisable within 60 days.

 (6) Includes 8,120 shares held jointly with his spouse and includes 2,654 shares covered by options exercisable within 60 days.

 (7) Includes 7,162 shares held jointly with his spouse and 82,812 shares held by VRB's Employees 401(k) Profit Sharing Plan in a segregated self-directed account for the benefit of Tom Anderson. Also includes 161,966 shares held by VRB's 401(k) Profit Sharing Plan in a pooled account for which Mr. Anderson is a trustee and has or shares voting and investment power as to those shares.

 (8) Includes 10,584 shares held by VRB's Employees 401(k) Profit Sharing Plan in a segregated self-directed account for the benefit of William Haden and 161,966 shares held in the 401(k) Plan pooled account for which Mr. Haden is a trustee and has or shares voting and investment power as to these shares.

 (9) Includes 45,132 shares covered by options exercisable within 60 days, and 161,966 shares held by VRB's 401(k) Profit Sharing Plan in a pooled account for which certain directors and executive officers are trustees and have or share voting and investment power as to those shares.

(10) Includes shares held by VRB's Employee 401(k) Profit Sharing Plan in segregated self-directed accounts.

RELATED TRANSACTIONS WITH DIRECTORS AND OFFICERS

     Some of the directors and officers of VRB and members of their immediate families and firms and corporations with which they are associated have been parties to transactions with VRB, including borrowings and investments in time deposits. All such loans and investments in time deposits have been made in the ordinary course of business, have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. As of June 30, 1997, the aggregate outstanding amount of all loans to officers and directors was approximately $1,409,000, which represented approximately 6.5% of VRB's consolidated shareholders' equity at that date. All such loans are currently in good standing and are being paid in accordance with their terms.

                           SUPERVISION AND REGULATION

GENERAL

     VRB is extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of VRB. The operations of VRB may be affected by legislative changes and by the policies of various regulatory authorities. VRB cannot accurately predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, or new federal or state legislation may have in the future.

FEDERAL BANK HOLDING COMPANY REGULATION

     VRB Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and as such, it is subject to regulation, supervision and examination by the Federal Reserve. VRB Bancorp is required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as the Federal Reserve may require.

     The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantial anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

     With certain exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency in resources, which can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit VRB Bancorp's ability to obtain funds from Valley of the Rogue Bank for its cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the Federal Reserve Act and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Valley of the Rogue Bank may not generally require a customer to obtain other services from it or VRB Bancorp, and may not require that the customer promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.

FEDERAL AND STATE BANK REGULATION

     Valley of the Rogue Bank, as a state chartered bank with deposits insured by the FDIC, is subject to the supervision and regulation of the Oregon Director and of the FDIC. These agencies may prohibit the banks from engaging in what they believe constitute unsafe or unsound banking practices.

     The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Valley of the Rogue Bank's current CRA rating is "Satisfactory."

     Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

     Under the Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management believes that Valley of the Rogue Bank meets all the standards, and therefore does not believe that these regulatory standards materially affect VRB's business operations.

DEPOSIT INSURANCE

     The deposits of VRB are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. VRB is required to pay semiannual deposit insurance premium assessments to the FDIC.

     The FDICIA included provisions to reform the Federal deposit insurance system, including the implementation of risk-based deposit insurance premiums. The FDICIA also permits the FDIC to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. Pursuant to the FDICIA, the FDIC implemented a risk-based insurance premium system on January 1, 1993. Generally, under this system, banks are assessed insurance premiums according to how much risk they are deemed to present to BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or involving a higher degree of supervisory concern. The premium range is from $.00, for the highest-rated institutions (subject to a statutory minimum assessment of $2,000), to $.27 per $100 of domestic deposits. The Bank has a current FDIC premium rate of $.00 per $100 of domestic deposits.

DIVIDENDS

     The principal source of VRB's cash revenues is dividends received from Valley of the Rogue Bank. Under the Oregon Bank Act, the bank is subject to restrictions on the payment of cash dividends to its shareholders. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, the amount of the dividend may not be greater than its net unreserved retained earnings, after first deducting (i) to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months; (ii) all other assets charged off as required by the Oregon Director or state or federal examiner; and (iii) all accrued expenses, interest and taxes of the bank. The Bank has been paying regular dividends to VRB, which has in turn been paying regular dividends to its shareholders, although no assurances can be given that dividends will continue to be paid. See "Market Price of and Dividends on Common Stock."

     In addition, the appropriate regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. VRB and is not currently subject to any regulatory restrictions on their dividends other than those noted above.

CAPITAL ADEQUACY

     The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open facilities.

     The FDIC and Federal Reserve have adopted risk-based capital guidelines for banks and bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital.

     Tier 1 capital for bank holding companies includes common shareholders' equity, qualifying perpetual preferred stock (up to 25% of total Tier 1 capital, if cumulative; under a Federal Reserve rule, redeemable perpetual preferred stock may not be counted as Tier 1 capital unless the redemption is subject to the prior approval of the Federal Reserve) and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above. Tier 2 capital includes: (i) the allowance for loan losses of up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock which exceeds the amount which may be included in Tier 1 capital; (iii) hybrid capital instruments (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations, capital instruments and investments in unconsolidated subsidiaries.

     Banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets.

     Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given 100% conversion factor. The transaction-related contingencies such as bid bonds, other standby letters of credit and undrawn commitments, including commercial credit lines with an initial maturity of more than one year, have a 50% conversion factor. Short-term, self-liquidating trade contingencies are converted at 20%, and short-term commitments have a 0% factor.

     The Federal Reserve also has implemented a leverage ratio, which is Tier 1 capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

     The FDICIA created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. VRB does not believe that these regulations have any material effect on its operations.

EFFECTS OF GOVERNMENT MONETARY POLICY

     The earnings and growth of VRB are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on VRB cannot be predicted with certainty.

CHANGING REGULATORY STRUCTURE OF THE BANKING INDUSTRY

     The laws and regulations affecting banks and bank holding companies are currently undergoing significant changes. Bills are now pending or expected to be introduced in the United States Congress that contain proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Some of these bills would reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, alter the extent to which Banks would be permitted to engage in securities activities, and realign the structure and jurisdiction of various financial institution regulatory agencies. Whether or in what form any such legislation may be adopted or the extent to which the business of VRB might be affected thereby cannot be predicted with certainty.

     Of particular note is legislation enacted by Congress in 1995, permitting interstate banking and branching, which allows banks to expand nationwide through acquisition, consolidation or merger. Under this law, an adequately capitalized bank holding company may acquire banks in any state if permitted by state law. In addition, banks may merge across state lines if permitted by state law. Further, banks may establish and operate branches in any state subject to the restrictions of applicable state law. Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank in located permits such merger. Branches may not be acquired or opened separately, but once an out-of-state bank has acquired branches in Oregon, either through a merger with or acquisition of substantially all the assets of an Oregon bank, the bank may open additional branches.

                          DESCRIPTION OF CAPITAL STOCK

     The Articles of Incorporation of VRB Bancorp authorize the issuance of up to 10 million shares of Common Stock with no par value. As of June 30, 1997, there were 7,166,130 shares of Common Stock issued and outstanding. Subject to the rights of holders of any preferred stock which may be outstanding, the holders of the Common Stock are entitled to receive dividends if and when declared by the Board of Directors from any funds legally available therefor. Each outstanding share of Common stock has the same relative rights and preferences as each other share of Common Stock, including the rights to the net assets of the corporation upon liquidation. Each share is entitled to one vote on matters submitted to a vote of shareholders. Holders of Common Stock are not entitled to preemptive rights and may not cumulate votes in the election of directors.

     The Articles of Incorporation authorize the issuance of up to 5 million shares of voting preferred stock and up to 5 million shares of non-voting preferred stock. As of June 30, 1997, there were no outstanding shares of either class of preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Under the Oregon Business Corporation Act, a corporation's Articles of Incorporation may provide for limitation of liability of directors and indemnification of directors and officers under certain circumstances. In accordance with Oregon law, VRB's Articles of Incorporation provide that directors are not personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for (i) any breach of a director's duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to shareholders which is unlawful, or (iv) any transaction from which the director received an improper personal benefit.

     The Articles of Incorporation also provide for indemnification of any person who is or was a party, or is threatened to be made a party, to any civil, administrative or criminal proceeding by reason of the fact that the person is or was a director or officer of the corporation or any of its subsidiaries, or is or was serving at the request of the corporation as a director, officer, partner, agent or employee of another corporation or entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by that person if (i) the person acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the corporation, or (ii) the act or omission giving rise to such action or proceeding is ratified, adopted or confirmed by the corporation, or the benefit thereof was received by the corporation. Indemnification is available under this provision of the Articles of Incorporation in the case of derivative actions, unless the person is adjudged to be liable for gross negligence or deliberate misconduct in the performance of the person's duty to the corporation. To the extent a director, officer, employee or agent (including an attorney) is successful on the merits or otherwise in defense of any action to which this provision is applicable, the person is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with that defense.

ANTI-TAKEOVER PROVISIONS

     VRB is subject to the Oregon Control Share Act (Oregon Revised Statutes Sections 60.801-60.816)(the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by VRB's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. The foregoing vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%, respectively. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a Control Share Acquisition.

     The Acquiring Person may, but is not required to, submit to VRB an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans with respect to VRB. The Acquiring Person Statement may also request that VRB call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

     VRB is also subject to the Oregon Business Combination Act (Oregon Revised Statutes Sections 60.825-60.845)(the "Business Combination Act"). The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock, and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers, and certain employee benefit plans), (ii) the Board of Directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

     The Control Share Act and the Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with VRB's Board of Directors and will also discourage certain potential acquirors unwilling to comply with its provisions. A corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. VRB has not adopted such a provision and does not currently intend to do so. The law may make VRB less attractive for takeover, and thus shareholders may not benefit from a rise in the price of the Common Stock that a takeover could cause. The limitations of the Acts are in addition to regulatory restrictions on acquisitions of stock of banks and bank holding companies under the BHCA. See "Supervision and Regulation -- Federal Bank Holding Company Regulation."

     In addition to the statutory provisions discussed above, VRB's articles of incorporation contain certain provisions that could make more difficult the acquisition of VRB by means of a tender offer, proxy contest, merger or otherwise. The articles of incorporation authorize the issuance of up to 5,000,000 shares of voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by Management to make more difficult uninvited attempts to acquire control of VRB by, for example, diluting the ownership interest of a substantial shareholder, increasing the consideration necessary to effect an acquisition, or selling authorized but unissued shares to a friendly third party. In addition, the articles of incorporation authorize the issuance of warrants, rights, options or other obligations convertible into, or entitling the holder thereof, to purchase shares of any class of stock, the issuance of which may also have the effect of diluting the ownership interest of a shareholder or increasing the consideration necessary to effect an acquisition of a controlling interest in the Company.

     Finally, the Company is subject to the reporting requirements of, and its common stock is registered under, the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any person who acquires the VRB Common Stock, and after giving effect to such acquisition, holds more than 5% of the outstanding shares, is required to report such acquisition to the Securities and Exchange Commission (the "Commission") under section 13 of the Securities Exchange Act. Thus, a person contemplating acquiring control will be obligated to make public such person's intentions, even prior to being required to report such transactions to the Federal Reserve under the BHCA. See "Supervision and Regulation."

TRANSFER AGENT

     The transfer agent and registrar of the Common Stock is Valley of the Rogue Bank.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for which Black & Company, Inc. is acting as representative (the "Representative"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from VRB the number of shares of Common Stock indicated below opposite their respective names:

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        Black & Company, Inc..............................................

                                                                            ---------
                  Total...................................................  1,000,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriters' over-allotment option which may be exercised by the Underwriters in whole or in part).

     The Representative has advised VRB that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. After the Offering, the public
offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     Prior to this Offering, there has been only a limited public market for the Common Stock. Accordingly, the public offering price has been determined by negotiation between VRB and the Representative. Among the factors considered in determining the public offering price will be the recent bid prices quoted by market makers in the Common Stock, VRB's present and historical results of operations, VRB's current financial condition, estimates of the business potential and prospects of VRB, economic conditions in VRB's market area, the experience of VRB's management, the economics of the industry in general, the general condition of the equity markets at the time of the Offering and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock, that purchasers in the Offering will be able to sell their shares at or above the Offering price, or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

     VRB has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from VRB. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby.

     The Underwriting Agreement provides that VRB has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

     All of VRB's executive officers and directors have agreed that, for a period of 180 days after the day on which the Registration Statement becomes effective by order of the Commission, they will not, without the prior written consent of Black & Company, Inc. directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, transfer, assign or otherwise dispose of any shares of VRB's Common Stock or securities exchangeable for or convertible into shares of VRB's Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing.

     During and after the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate share positions involve the sale of the Underwriters of a greater number of shares of Common Stock than they are required to purchase from VRB in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Representative has advised VRB that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.


     VRB has received approval for inclusion of the Common Stock in the Nasdaq National Market under the symbol "VRBA," upon official notice of issuance.


     The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the form of Underwriting Agreement has been filed as an exhibit to the Registration Statement.

                                    EXPERTS

     The consolidated financial statements of VRB as of December 31, 1996, 1995 and 1994, and for each of the years then ended, and the financial statements of Colonial Banking Company as of December 31, 1996 and 1995, and for each of the years then ended, included in this Prospectus and in the Registration Statement have been included in reliance upon the reports of Moss Adams LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of VRB's Common Stock being offered hereby will be passed upon for VRB by Foster Pepper & Shefelman PLLC, Portland, Oregon. Certain legal matters will be passed upon for the Underwriters by Tonkon, Torp, Galen, Marmaduke & Booth, Portland, Oregon.

                             AVAILABLE INFORMATION

     VRB is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. VRB has filed a registration statement on Form S-1 (the "Registration Statement") with the Commission under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus is part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to VRB and the Common Stock offered hereby, reference is made to the Registration Statement, as well as reports and proxy statements filed under the Exchange Act, and other information filed by VRB with the Commission. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained from the website that the Commission maintains at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in such instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
VRB BANCORP
Independent Auditor's Report..........................................................   F-2
Consolidated Financial Statements
  Balance sheets......................................................................   F-3
  Statements of income................................................................   F-4
  Statements of changes in shareholders' equity.......................................   F-5
  Statements of cash flows............................................................   F-6
  Notes to consolidated financial statements..........................................   F-7
COLONIAL BANKING COMPANY
Independent Auditor's Report..........................................................  F-23
  Balance sheets......................................................................  F-24
  Statements of income................................................................  F-25
  Statements of changes in shareholders' equity.......................................  F-26
  Statements of cash flows............................................................  F-27
  Notes to financial statements.......................................................  F-28

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
  and Shareholders of VRB Bancorp

We have audited the accompanying consolidated balance sheets of VRB Bancorp as of December 31, 1995 and 1996, and the related statements of income, changes in shareholders' equity, and cash flows for each of the years ended December 31, 1994, 1995, and 1996. These financial statements are the responsibility of VRB Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VRB Bancorp as of December 31, 1995 and 1996, and the results of its operations and cash flows for each of the years ended December 31, 1994, 1995, and 1996, in conformity with generally accepted accounting principles.

                                          MOSS ADAMS LLP

Portland, Oregon
January 7, 1997, except for Note 19,
  as to which the date is September 25, 1997

                                  VRB BANCORP

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                DECEMBER 31,           JUNE 30,
                                                            ---------------------     -----------
                                                              1995         1996          1997
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
                                     ASSETS
Cash and cash equivalents:
  Cash and due from banks.................................  $ 13,600     $ 17,917      $  11,527
  Federal funds sold......................................     4,500       11,300         12,400
                                                            --------     --------       --------
          Total cash and cash equivalents.................    18,100       29,217         23,927
                                                            --------     --------       --------
Investment securities available-for-sale..................    21,237       21,649         21,341
Investment securities held-to-maturity (estimated fair
  value of $16,080, $18,820, and $18,668 in 1995, 1996,
  and 1997, respectively).................................    15,844       18,636         18,468
Federal Home Loan Bank stock..............................     1,036        1,120          1,161
Loans, net of allowance for loan losses and unearned
  income..................................................    88,972       99,776        107,929
Premises and equipment, net...............................     3,882        4,093          4,511
Accrued interest and other assets.........................     2,414        2,616          2,243
                                                            --------     --------       --------
          Total assets....................................  $151,485     $177,107      $ 179,580
                                                            ========     ========       ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Deposits:
     Demand deposits......................................  $ 38,098     $ 41,746      $  46,449
     Interest bearing demand deposits.....................    53,308       69,082         69,637
     Savings deposits.....................................    17,508       15,448         14,354
     Time deposits........................................    23,830       29,293         26,008
                                                            --------     --------       --------
          Total deposits..................................   132,744      155,569        156,448
  Accrued interest and other liabilities..................     1,271        1,350          1,252
                                                            --------     --------       --------
          Total liabilities...............................   134,015      156,919        157,700
                                                            --------     --------       --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred stock, voting, $5 par value; 5,000,000 shares
     authorized and unissued..............................        --           --             --
  Preferred stock, nonvoting, $5 par value; 5,000,000
     shares authorized and unissued.......................        --           --             --
  Common stock, no par value; 10,000,000 shares authorized
     with 2,333,019, 3,574,682, and 7,166,130, issued and
     outstanding in 1995, 1996, and 1997, respectively....     9,085        9,480          9,516
  Retained earnings.......................................     8,355       10,652         12,429
  Unrealized gain (loss) on available-for-sale securities,
     net of taxes.........................................        30           56            (65)
                                                            --------     --------       --------
          Total shareholders' equity......................    17,470       20,188         21,880
                                                            --------     --------       --------
          Total liabilities and shareholders'.............  $151,485     $177,107      $ 179,580
                                                            ========     ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  VRB BANCORP

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                          SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,            ---------------------------
                                           -------------------------------------      JUNE 30,        JUNE 30,
                                             1994          1995          1996        -----------     -----------
                                           ---------     ---------     ---------        1996            1997
                                                                                     -----------     -----------
                                                                                     (UNAUDITED)     (UNAUDITED)

INTEREST INCOME
  Interest and fees on loans.............   $ 8,364       $ 9,893       $10,122        $ 4,874         $ 5,521
  Interest on investment securities:
    Nontaxable interest on investment
      securities.........................     1,213         1,256         1,711            660             748
    Taxable interest on investment
      securities.........................       566           618           964            464             471
  Interest on federal funds sold.........       408           206           390            299             413
                                            -------       -------       -------         ------          ------
         Total interest income...........    10,551        11,973        13,187          6,297           7,153
                                            -------       -------       -------         ------          ------
INTEREST EXPENSE
  Interest-bearing demand deposits.......     1,001         1,519         1,990            954           1,104
  Savings deposits.......................       564           463           376            192             167
  Time deposits..........................       631           938         1,260            631             638
  Federal Home Loan Bank borrowings......        --            69            --             --              --
                                            -------       -------       -------         ------          ------
         Total interest expense..........     2,196         2,989         3,626          1,777           1,909
                                            -------       -------       -------         ------          ------
         Net interest income.............     8,355         8,984         9,561          4,520           5,244
                                            -------       -------       -------         ------          ------
PROVISION FOR LOAN LOSSES................        --            --           250             --              --
                                            -------       -------       -------         ------          ------
         Net interest income after
           provision for loan losses.....     8,355         8,984         9,311          4,520           5,244
                                            -------       -------       -------         ------          ------
NONINTEREST INCOME
  Service charges on deposit accounts....     1,032         1,007           979            489             522
  Other service charges and fees.........       480           374           392            209             207
                                            -------       -------       -------         ------          ------
         Total noninterest income........     1,512         1,381         1,371            698             729
                                            -------       -------       -------         ------          ------
NONINTEREST EXPENSES
  Salaries and employee benefits.........     3,636         3,841         3,693          1,802           2,032
  Net occupancy..........................       686           608           630            319             363
  Advertising and communications.........       190           204           226            113             115
  Data processing........................        91            97           148             72              88
  Deposit insurance premiums and
    assessments..........................       282           143             2              1               9
  Supplies...............................       146           159           171             83             105
  Professional fees......................       153           180           144             76              77
  Other real estate expense..............         9            --            --             --               1
  Other expenses.........................       829           830           815            413             490
                                            -------       -------       -------         ------          ------
         Total noninterest expenses......     6,022         6,062         5,829          2,879           3,280
                                            -------       -------       -------         ------          ------
INCOME BEFORE INCOME TAXES...............     3,845         4,303         4,853          2,339           2,693
PROVISION FOR INCOME TAXES...............     1,335         1,395         1,602            772             916
                                            -------       -------       -------         ------          ------
NET INCOME...............................   $ 2,510       $ 2,908       $ 3,251        $ 1,567         $ 1,777
                                            =======       =======       =======         ======          ======
NET INCOME PER COMMON SHARE..............   $  0.36       $  0.41       $  0.46        $  0.22         $  0.25
                                            =======       =======       =======         ======          ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  VRB BANCORP

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                  NET
                                                                              UNREALIZED
                                              COMMON STOCK                  (LOSS) GAIN ON        TOTAL
                                            ----------------    RETAINED    AVAILABLE-FOR-     SHAREHOLDERS'
                                            SHARES    AMOUNT    EARNINGS    SALE SECURITIES       EQUITY
                                            ------    ------    --------    ---------------    ------------
BALANCE, December 31, 1993................. 1,427     $6,874    $  6,100         $  --           $ 12,974
Stock options exercised....................     8         56          --            --                 56
3 for 2 stock split........................   715         --          --            --                 --
Payments for fractional shares related to 3
  for 2 stock split........................    --         --          (2)           --                 (2)
Cash dividends ($.22 per share)............    --         --        (473)           --               (473)
4% stock dividend..........................    86        986        (986)           --                 --
Payments for fractional shares related to
  stock dividend...........................    --         --          (3)           --                 (3)
Changes in unrealized loss on
  available-for-sale securities, net of
  taxes....................................    --         --          --           (62)               (62)
Net income.................................    --         --       2,510            --              2,510
                                            ------    ------      ------          ----            -------
BALANCE, December 31, 1994................. 2,236      7,916       7,146           (62)            15,000
Stock options exercised....................     8         32          --            --                 32
Cash dividends ($.25 per share)............    --         --        (559)           --               (559)
4% stock dividend..........................    89      1,137      (1,137)           --                 --
Payments for fractional shares related to
  stock dividend ($12.75 per share)........    --         --          (3)           --                 (3)
Changes in net unrealized gain on
  available-for-sale securities, net of
  taxes....................................    --         --          --            92                 92
Net income.................................    --         --       2,908            --              2,908
                                            ------    ------      ------          ----            -------
BALANCE, December 31, 1995................. 2,333      9,085       8,355            30             17,470
Stock options exercised....................    50        304          --            --                304
Income tax benefit from exercise of stock
  options..................................    --         91          --            --                 91
Cash dividend ($.40 per share).............    --         --        (953)           --               (953)
3 for 2 stock split........................ 1,192         --          --            --                 --
Payments for fractional shares related to
  stock split..............................    --         --          (1)           --                 (1)
Change in net unrealized gain on
  available-for-sale securities, net of
  taxes....................................    --         --          --            26                 26
Net income.................................    --         --       3,251            --              3,251
                                            ------    ------      ------          ----            -------
BALANCE, December 31, 1996................. 3,575      9,480      10,652            56             20,188
Stock options exercised....................     8         36          --            --                 36
2 for 1 stock split........................ 3,583         --          --            --                 --
Changes in net unrealized loss on
  available-for-sale securities, net of
  tax......................................    --         --          --          (121)              (121)
Net income.................................    --         --       1,777            --              1,777
                                            ------    ------      ------          ----            -------
BALANCE, June 30, 1997 (Unaudited)......... 7,166     $9,516    $ 12,429         $ (65)          $ 21,880
                                            ------    ------      ------          ----            -------

  The accompanying notes are an integral part of these consolidated financial statements.

                                  VRB BANCORP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                       YEARS ENDED DECEMBER 31,      -------------------------
                                                     -----------------------------    JUNE 30,      JUNE 30,
                                                       1994      1995       1996        1996          1997
                                                     --------   -------   --------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
CASH FLOWS RELATING TO OPERATING ACTIVITIES
  Net income.......................................  $  2,510   $ 2,908   $  3,251    $   1,567      $ 1,777
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization..................       505       430        433          227          244
    Provision for loan losses......................        --        --        250           --           --
    Loss (gain) on sales of assets.................       (10)       --          1           --           (7)
    Write-down on other real estate owned..........         9        --         --           --           --
    FHLB stock dividend............................       (10)      (55)       (83)         (40)         (41)
    Deferred taxes.................................       104        13          6           --           --
  Change in cash due to changes in certain assets
    and liabilities:
    Increase in accrued interest and other
      assets.......................................        (5)      (90)      (227)         110          321
    Decrease in accrued interest and other
      liabilities..................................        65       192        126         (324)         (97)
                                                     --------   --------   -------     --------     --------
         Net cash provided by operating
           activities..............................     3,168     3,398      3,757        1,540        2,197
                                                     --------   --------   -------     --------     --------
CASH FLOWS RELATING TO INVESTING ACTIVITIES
  Purchases of investment securities
    held-to-maturity...............................   (14,356)   (3,686)    (8,205)      (4,705)          --
  Proceeds from maturities and calls of investment
    securities held-to-maturity....................    16,937     7,896      5,390          395          165
  Proceeds from sales and maturities of
    available-for-sale securities..................     2,000     2,000      6,118        3,060        3,190
  Purchases of investment securities
    available-for-sale.............................    (9,035)   (6,491)    (4,994)      (3,000)
  Purchases of Federal Home Loan Bank stock........      (427)     (544)        --           --           --
  Net loan originations............................    (9,858)     (531)   (11,053)      (4,616)      (8,153)
  Purchase of premises and equipment...............       (96)     (250)      (513)        (222)        (604)
  Sale of premises and equipment...................         4         4         --           --           --
  Proceeds from sale of other real estate owned....       146        --         --           --           --
                                                     --------   --------   -------     --------     --------
         Net cash used in investing activities.....    (5,650)   (4,146)   (14,754)     (11,082)      (8,402)
                                                     --------   --------   -------     --------     --------
CASH FLOWS RELATING TO FINANCING ACTIVITIES
  Net increase (decrease) in deposits..............    (2,525)    7,272     22,824        7,892          879
  Cash dividends and fractional share payments.....      (477)     (562)      (954)          --           --
  Net proceeds from exercise of common stock
    options........................................        56        32        244           84           36
                                                     --------   --------   -------     --------     --------
         Net cash provided by (used in)
           financing activities....................    (2,946)    6,742     22,114        7,976          915
                                                     --------   --------   -------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................    (5,428)    5,994     11,117       (1,566)      (5,290)
CASH AND CASH EQUIVALENTS, beginning of year.......    17,534    12,106     18,100       18,100       29,217
                                                     --------   --------   -------     --------     --------
CASH AND CASH EQUIVALENTS, end of year.............  $ 12,106   $18,100   $ 29,217    $  16,534      $23,927
                                                     ========   ========   =======     ========     ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
  Cash paid for interest...........................  $  2,206   $ 2,919   $  3,635    $   1,805      $ 1,920
                                                     ========   ========   =======     ========     ========
  Cash paid for taxes..............................  $  1,442   $ 1,456   $  1,607    $     568      $   571
                                                     ========   ========   =======     ========     ========
SCHEDULE OF NONCASH ACTIVITIES
  Stock dividends declared.........................  $    986   $ 1,137   $     --    $      --      $    --
                                                     ========   ========   =======     ========     ========
  Unrealized gain (loss) on available-for-sale
    securities, net of tax.........................  $    (62)  $    91   $     26    $    (465)     $  (121)
                                                     ========   ========   =======     ========     ========
  Income tax benefit of stock options exercised....  $     --   $    --   $     91    $      --      $    --
                                                     ========   ========   =======     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  VRB BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1994, 1995, AND 1996

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS -- The accompanying consolidated financial statements include the accounts of VRB Bancorp (VRB), a bank holding company, and its wholly-owned subsidiary, Valley of the Rogue Bank (the Bank). Substantially all activity of VRB Bancorp is conducted through its subsidiary bank and all significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

     The Bank is a state-chartered institution authorized to provide banking services by the State of Oregon. With its headquarters in Rogue River, Oregon, it also has branch operations in Josephine and Jackson County, Oregon. The Bank conducts a general banking business. Its activities include the usual deposit functions of a commercial bank: commercial, real estate, installment and mortgage loans; checking and savings accounts; automated teller machines (ATM's); collection services; and safe deposit facilities. Both VRB Bancorp and Valley of the Rogue Bank are subject to the regulations of certain Federal and State agencies and undergo periodic examinations by those regulatory authorities.

     MANAGEMENT'S ESTIMATES AND ASSUMPTIONS -- In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.

     INVESTMENT SECURITIES -- The Bank is required to specifically identify under generally accepted accounting principles its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1995 and 1996, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

          Securities available-for-sale -- Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in the security's prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Fair values for investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

          Securities held-to-maturity -- Bonds, notes, and debentures for which the Bank has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The

                                  VRB BANCORP
allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the reserve based on their judgment of information available to them at the time of their examinations.

     Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan.

     PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Depreciation is based on useful lives of 3 to 25 years for furniture and equipment; 15 to 40 years for buildings and components; and, 15 to 20 years for leasehold improvements.

     OTHER REAL ESTATE -- Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. The Bank had no other real estate at December 31, 1995 and 1996.

     INTANGIBLE ASSETS -- Intangible assets consist of purchased goodwill of $898,025 and $819,385 at December 31, 1995 and 1996, respectively, which are from the previous acquisition of financial institutions. These assets are being amortized over periods which do not exceed 15 years. Amortization expense was $78,640 for each of the years ended December 31, 1994, 1995 and 1996.

     INCOME TAXES -- Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     STATEMENT OF CASH FLOWS -- Cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, and federal funds sold.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit as well as commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     The Financial Accounting Standards Board (FASB) issued Statement No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" which became effective for the Bank for the year ending December 31, 1995. This pronouncement requires that banks holding derivative

                                  VRB BANCORP
financial instruments disclose quantitative and qualitative information about the instruments. As of December 31, 1995 and 1996, and for the years then ended, the Bank held no derivative financial instruments.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

          Cash and cash equivalents -- The carrying amounts of cash and short-term instruments approximate their fair value.

          Held-to-maturity and available-for-sale securities -- Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

          Loans receivable -- For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Deposit liabilities -- The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit
     (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Short-term borrowings -- The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          Long-term debt -- The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          Accrued interest -- The carrying amounts of accrued interest approximate their fair values.

          Off-balance-sheet instruments -- The Bank's off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

     ADVERTISING -- Advertising costs are charged to expense during the year in which they are incurred.

     STOCK OPTIONS -- In October 1995 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair-value based method of accounting for an employee stock option or similar equity instrument.

     This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or by continuing to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement were elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the

                                  VRB BANCORP
new measurement criteria. The Bank has elected to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement has had no effect on the Bank's financial position or results of operations.

     UNAUDITED INTERIM FINANCIAL DATA -- The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of results to be anticipated for the year ending December 31, 1997.

     RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which the Bank is required to adopt for the year ended December 31, 1997. SFAS No. 125 requires that the Bank recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The Bank's management has determined that the adoption of this statement will not have a material impact on its consolidated financial statements.

     In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share" which the Bank is required to adopt for both interim and annual periods ending after December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements of earnings per share. Management has determined that the effect of the adoption of this statement on the consolidated earnings per share calculation for the Bank, will not be material.

     In February 1997, the FASB issued SFAS No. 129 "Disclosure of Information about Capital Structure" which requires that the Bank describe, in the financial statements, the pertinent rights and privileges of the various securities outstanding. This will become effective for the year ended December 31, 1998, and will have no significant impact on disclosures to the consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which the Bank is required to adopt for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. When adopted, the unrealized gain or loss on available-for-sale securities will be recognized as a component of comprehensive income.

     Other issued but not yet required FASB statements are not currently applicable to the Bank's operations.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform with current year presentations.

                                  VRB BANCORP

NOTE 2 -- INVESTMENT SECURITIES

     The amortized cost and estimated market values of investment securities at December 31, 1995 and 1996, are as follows (in thousands):

                                                                   GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                       COST        GAINS        LOSSES      VALUE
                                                     ---------   ----------   ----------   -------
    DECEMBER 31, 1995
    Available-for-sale securities:
      U.S. Treasuries and agencies.................   $19,496       $ 87         $(28)     $19,555
      Corporate and other securities...............     1,697         --          (15)       1,682
                                                      -------       ----         ----      -------
                                                      $21,193       $ 87         $(43)     $21,237
                                                      =======       ====         ====      =======
    Held-to-maturity securities:
      Obligations of state and political
         subdivisions..............................   $15,844       $262         $(26)     $16,080
                                                      =======       ====         ====      =======
    DECEMBER 31, 1996
    Available-for-sale securities:
      U.S. Treasuries and agencies.................   $19,995       $167         $(69)     $20,093
      Corporate and other securities...............     1,569         --          (13)       1,556
                                                      -------       ----         ----      -------
                                                      $21,564       $167         $(82)     $21,649
                                                      =======       ====         ====      =======
    Held-to-maturity securities:
      Obligations of state and political
         subdivisions..............................   $18,636       $227         $(43)     $18,820
                                                      =======       ====         ====      =======

     The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   HELD-TO-MATURITY         AVAILABLE-FOR-SALE
                                                      SECURITIES                SECURITIES
                                                 ---------------------     ---------------------
                                                 AMORTIZED      FAIR       AMORTIZED      FAIR
                                                   COST         VALUE        COST         VALUE
                                                 ---------     -------     ---------     -------
    Due in one year or less....................   $   215      $   215      $ 3,087      $ 3,096
    Due after one year through five years......     2,809        2,827       16,477       16,521
    Due after five years through ten years.....     5,453        5,533        2,000        2,032
    Due after ten years........................    10,159       10,245           --           --
                                                  -------      -------      -------      -------
                                                  $18,636      $18,820      $21,564      $21,649
                                                  =======      =======      =======      =======

     Proceeds from maturities and calls of held-to-maturity investment securities during 1995 and 1996, were $7,896,000 and $5,390,000, respectively. Proceeds from the sales and maturities of available-for-sale securities were $2,000,000 and $6,118,000 in 1995 and 1996, respectively.

     During 1995, pursuant to implementation guidance on accounting for certain investments in debt and equity securities issued in a Special Report by the Financial Accounting Standards Board, the Bank reassessed the appropriateness of its classifications for investment securities. Accordingly, securities with an amortized cost of $16,238,000 were transferred from the held-to-maturity category to the available-for-sale category. This resulted in the recognition of an unrealized loss on available-for-sale securities, net of tax, of $133,000 at the time of transfer.

                                  VRB BANCORP

     At December 31, 1995 and 1996, investment securities with an amortized cost of $4,174,000 and $5,189,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

     The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB. The FHLB stock is not actively traded but is redeemable by FHLB at its current book value.

NOTE 3 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     The composition of loans at December 31, 1995 and 1996, was as follows (in thousands):

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                       1995         1996
                                                                      -------     --------
    Real estate:
      Construction..................................................  $ 8,225     $  9,112
      Mortgage......................................................   59,804       66,209
    Installment.....................................................   12,806       12,808
    Commercial......................................................    9,440       13,181
    Other loans.....................................................      104           98
                                                                      -------     --------
                                                                       90,379      101,408
    Less allowance for loan losses..................................   (1,407)      (1,632)
                                                                      -------     --------
                                                                      $88,972     $ 99,776
                                                                      =======     ========

     The following is an analysis of the changes in the allowance for possible loan losses (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
    Balance, beginning of year...............................  $1,453     $1,414     $1,407
    Provision for loan losses................................      --         --        250
    Loans charged-off........................................     (90)       (45)       (38)
    Recoveries of loans previously charged-off...............      51         38         13
                                                               ------     ------     ------
    Balance, end of year.....................................  $1,414     $1,407     $1,632
                                                               ======     ======     ======

     Impaired loans of $52,000 and $58,000 at December 31, 1995 and 1996, respectively, have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118. The average recorded investment and total allowance for loan losses related to impaired loans was equal to their recorded investment at December 31, 1995 and 1996. No interest income was accrued on the impaired loans or included in the results of operations for the years ended December 31, 1994, 1995, and 1996. Management estimates that in 1994, approximately $542 of interest income was not recognized on impaired loans carried on nonaccrual status, compared with approximately $3,000 in 1995 and $4,000 in 1996.

                                  VRB BANCORP

NOTE 4 -- BANK PREMISES AND EQUIPMENT

     Bank premises, furniture, and equipment consisted of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Land.....................................................  $ 1,323     $ 1,323
        Buildings................................................    2,942       3,147
        Furniture and equipment..................................    2,300       2,544
                                                                   -------     -------
                                                                     6,565       7,014
        Less accumulated depreciation............................   (2,683)     (2,921)
                                                                   -------     -------
                                                                   $ 3,882     $ 4,093
                                                                   =======     =======

NOTE 5 -- OTHER ASSETS

     Other assets consisted of the following (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995       1996
                                                                     ------     ------
        Accrued interest receivable................................  $  937     $1,162
        Prepaid expenses...........................................     162        136
        Deferred taxes.............................................     132        126
        Intangible and other assets................................   1,183      1,192
                                                                     ------     ------
                                                                     $2,414     $2,616
                                                                     ======     ======

NOTE 6 -- TIME DEPOSITS

     Time certificates of deposit in excess of $100,000 aggregated approximately $2,882,000 and $8,151,000 at December 31, 1995 and 1996, respectively.

     At December 31, 1996, the scheduled maturities for time deposits is as follows (in thousands):

                1997.............................................    $25,498
                1998.............................................      2,135
                2009.............................................      1,064
                2000.............................................        469
                2001 and thereafter..............................        127
                                                                     -------
                                                                     $29,293
                                                                     =======

NOTE 7 -- INCOME TAXES

     The provision for income taxes consisted of the following (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1994       1995       1996
                                                           ------     ------     ------
        Current..........................................  $1,231     $1,382     $1,596
        Deferred.........................................     104         13          6
                                                           ------     ------     ------
        Provision for income taxes.......................  $1,335     $1,395     $1,602
                                                           ======     ======     ======

                                  VRB BANCORP

     Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. Deferred income taxes, according to the timing differences which caused them, were as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                           ---------------------------
                                                           1994       1995       1996
                                                           ----       ----       -----
        Accounting loan loss provision in excess of tax
          provision .....................................  $ 43       $ --       $(100)
        Accounting depreciation less than (in excess of)
          tax depreciation...............................    (4)        (6)         19
        Deferred compensation............................   (16)       (14)         (8)
        Accounting loan fees in excess of tax loan
          fees...........................................    86         17          56
        Federal Home Loan Bank stock dividends...........    --         19          24
        Other differences................................    (5)        (3)         15
                                                           ----       ----       -----
                                                           $104       $ 13       $   6
                                                           ====       ====       =====

     The net deferred tax benefits included in other assets in the accompanying consolidated balance sheets include the following components (in thousands):

                                                                       DECEMBER 31,
                                                                      ---------------
                                                                      1995      1996
                                                                      -----     -----
        Deferred tax assets:
          Loan loss reserve.........................................  $ 234     $ 334
          Deferred compensation.....................................     74        82
          Other.....................................................     29        14
                                                                      -----     -----
                                                                        337       430
                                                                      -----     -----
        Deferred tax liabilities:
          Accumulated depreciation..................................    (78)      (97)
          Deferred loan fees........................................   (103)     (159)
          Federal Home Loan Bank stock dividends....................    (24)      (48)
                                                                      -----     -----
                                                                       (205)     (304)
                                                                      -----     -----
        Net deferred tax asset......................................  $ 132     $ 126
                                                                      =====     =====

     The exercise of stock options which have been granted under VRB Bancorp's stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Bank for federal and state income tax purposes. Such compensation results from increases in the fair market value of VRB Bancorp's common stock subsequent to the date of grant of the applicable exercised stock options and, accordingly, in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are taken directly to common stock. The compensation deductions arising from the exercise of stock options were not material in 1994 and 1995. In the year ended December 31, 1996, such deductions resulted in federal and state tax deductions increasing common stock.

     Management believes, based upon the Bank's historical performance, net deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

     The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments. The 1995 provision for income taxes reflects a reduction in the state income tax rate from 6.6% to 3.3%.

                                  VRB BANCORP

     A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1994       1995       1996
                                                           ------     ------     ------
        Federal income taxes at statutory rate...........  $1,307     $1,463     $1,650
        State income tax expense, net of federal income
          tax benefit....................................     167         94        211
        Effect of nontaxable interest income.............    (179)      (191)      (298)
        Other............................................      40         29         39
                                                           ------     ------     ------
                                                           $1,335     $1,395     $1,602
                                                           ======     ======     ======
        Effective tax rate...............................      35%        32%        33%
                                                           ======     ======     ======

NOTE 8 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that a majority of loan commitments are drawn upon by customers. While most commercial letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include cash, accounts receivable, inventory, premises and equipment, and income-producing commercial properties.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank did not incur any losses on its commitments during 1994, 1995, or 1996.

                                  VRB BANCORP

     A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 1996, follows (in thousands):

        Commitments to extend credit.......................................  $16,014
        Commercial and standby letters of credit...........................      479
                                                                             -------
                                                                             $16,493
                                                                             =======

NOTE 9 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following table estimates the fair values and the related carrying values of the Bank's financial instruments (in thousands):

                                                DECEMBER 31, 1995         DECEMBER 31, 1996
                                              ---------------------     ---------------------
                                              CARRYING       FAIR       CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT       VALUE
                                              --------     --------     --------     --------
    Financial assets:
      Cash and due from banks...............  $ 13,599     $ 13,599     $ 17,917     $ 17,917
      Federal funds sold....................  $  4,500     $  4,500     $ 11,300     $ 11,300
      Investment securities
         available-for-sale.................  $ 21,237     $ 21,237     $ 21,649     $ 21,649
      Investment securities
         held-to-maturity...................  $ 15,843     $ 16,080     $ 18,636     $ 18,820
      Federal Home Loan Bank stock..........  $  1,036     $  1,036     $  1,120     $  1,120
      Loans, net of allowance for loan
         losses.............................  $ 88,972     $ 87,444     $ 99,776     $ 99,544

    Financial liabilities:
      Demand and savings deposits...........  $108,914     $108,914     $126,276     $126,276
      Time deposits.........................  $ 23,830     $ 23,090     $ 29,292     $ 29,373

     While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1995 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1995 and 1996, should not necessarily be considered to apply at subsequent dates.

     In addition, other assets and liabilities of the Bank that are not defined as financial instruments, such as premises and equipment, are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 10 -- CONCENTRATIONS OF CREDIT RISK

     All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities involve government entities also within the Bank's geographical region. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1996. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of a total of $200,000 without approval from the Board of Directors.

                                  VRB BANCORP

NOTE 11 -- BORROWING AGREEMENTS

     The Bank has borrowing agreements with the Bank of America and Wells Fargo Bank for $2,000,000 and $3,000,000, respectively. There is no stated rate of interest on these borrowings. As of December 31, 1996, there were no borrowings outstanding under these agreements.

     The Bank also participates in the Cash Management Advance Program with the Federal Home Loan Bank of Seattle (FHLB). Under the program, the Bank may borrow to a maximum of $6,900,000 with interest at the FHLB's cash management rate. There were no borrowings outstanding at December 31, 1996.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Bank becomes involved in various litigation arising from normal banking activities. In the opinion of management, the ultimate disposition of these actions will not have a material adverse effect on the consolidated financial position or results of operations.

     The Bank leases certain branch premises and equipment. The following is a schedule of future minimum lease payments under operating leases in effect as of December 31, 1996 (in thousands):

                              YEARS ENDING DECEMBER 31,
                ------------------------------------------------------
                  1997................................................  $ 90
                  1998................................................    90
                  2009................................................    78
                  2000................................................    14
                                                                        ----
                          Total minimum payments required.............  $272
                                                                        ====

     Rental expense for all operating leases was approximately $79,000, $92,000, and $94,000 in 1994, 1995, and 1996, respectively.

NOTE 13 -- STOCK OPTION PLANS

     The Bank has two stock option plans which were approved by the shareholders during 1991 and amended in 1994. The Plans provide for unissued common stock to be granted to key employees and nonemployee directors. The 1994 amendment removed the requirement for a five-year vesting schedule for any future grants from the Employees' Plan, thus leaving the setting of any vesting schedule to the discretion of the Board of Directors. The Directors' Plan was amended to extend the time in which options may be exercised following resignation or retirement.

     With the exception of certain options granted to nonemployee directors, all options granted and outstanding under both the Directors' and Employees' Plans are noncompensatory and exercisable at purchase prices which approximate fair value on the date of grant. Because certain options granted to the Bank's directors were based on purchase prices below the fair value of the stock as of the grant date, they are considered compensatory transactions and give rise to the recognition of compensation expense. Accordingly, the Bank has recognized $20,000, $39,000, and $45,000 as compensation expense relating to 5,000, 7,000, and 7,000 shares of common stock optioned to its directors during 1994, 1995, and 1996, respectively.

                                  VRB BANCORP

     The following summarizes options available and outstanding under both the Directors' and Employees' Plans as of December 31, 1996, after the effect of the current year's stock split (in thousands with the exception of the exercise price):

                                                                                               COMBINED
                                                 DIRECTORS' PLAN         EMPLOYEES' PLAN        PLANS
                                               -------------------     -------------------     --------
                                                          WEIGHTED                WEIGHTED
                                                          AVERAGE                 AVERAGE
                                                          EXERCISE                EXERCISE
                                               SHARES      PRICE       SHARES      PRICE        SHARES
                                               ------     --------     ------     --------     --------
Options outstanding at December 31, 1993...       36       $ 1.22        174       $ 1.13         210
Options granted in 1994....................       16       $ 1.65         52       $ 1.83          68
Options exercised in 1994..................      (18)      $ 1.22         (4)      $ 1.13         (22)
Options forfeited..........................        0       $              (6)      $               (6)
                                                 ---         ----        ---         ----         ---
Options outstanding at December 31, 1994...       34       $ 1.44        216       $ 1.48         250
                                                 ===         ====        ===         ====         ===
Options exercisable at December 31, 1994...       34       $ 1.37         76       $ 1.13         110
                                                 ===         ====        ===         ====         ===
Options reserved at December 31, 1994......      202                     224                      426
                                                 ===                     ===                      ===
Options outstanding at December 31, 1994...       34       $ 1.65        216       $ 1.83         250
Options granted in 1995....................       22       $ 2.24         66       $ 2.97          88
Options exercised in 1995..................        0       $    0        (24)      $ 1.30         (24)
Options forfeited..........................        0       $    0        (18)      $ 2.60         (18)
                                                 ---         ----        ---         ----         ---
Options outstanding at December 31, 1995...       56       $ 1.80        240       $ 2.08         296
                                                 ===                     ===                      ===
Options exercisable at December 31, 1995...       56       $ 1.80        120       $ 1.52         176
                                                 ===         ====        ===         ====         ===
Options reserved at December 31, 1995......      180                     176                      356
                                                 ===                     ===                      ===
Options outstanding at December 31, 1995...       56       $ 1.80        240       $ 2.08         296
Options granted in 1996....................       22       $ 2.50          0       $    0          22
Options exercised in 1996..................      (42)      $ 2.20       (108)      $ 1.71        (150)
Options forfeited..........................        0       $    0        (14)      $ 3.39         (14)
                                                 ---         ----        ---         ----         ---
Options outstanding at December 31, 1996...       36       $ 1.82        118       $ 2.90         154
                                                 ===         ====        ===         ====         ===
Options exercisable at December 31, 1996...       36       $ 1.82         34       $ 1.69          70
                                                 ===         ====        ===         ====         ===
Options reserved at December 31, 1996......      158                     190                      348
                                                 ===                     ===                      ===

     Had compensation cost for the Bank's 1995 and 1996 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Bank's net income, and net income per common share for December 31, 1995 and 1996, would approximate the pro forma amounts below (in thousands except per share data):

                                                                    DECEMBER 31, 1995
                                                                -------------------------
                                                                AS REPORTED     PRO FORMA
                                                                -----------     ---------
        Net income............................................    $ 2,908        $ 2,880
        Net income per common share...........................    $  0.41        $  0.41

                                                                    DECEMBER 31, 1996
                                                                -------------------------
                                                                AS REPORTED     PRO FORMA
                                                                -----------     ---------
        Net income............................................    $ 3,251        $ 3,227
        Net income per common share...........................    $  0.46        $  0.45

                                  VRB BANCORP

     The fair value of each option granted during 1995 and 1996, is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 5.72%, (2) expected volatility of 23%, (3) risk-free rate of 7.5%; and, (4) expected life of 10 years.

     The effects of applying SFAS No. 123 in this proforma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

NOTE 14 -- EMPLOYEE BENEFIT PLANS

     The Bank has a defined contribution profit sharing plan. All permanent employees are eligible to participate once they meet the age and length of employment requirements. Contributions are determined annually by the Board of Directors and were $169,000, $172,000, and $162,000 in 1994, 1995, and 1996,
respectively, excluding additional amounts set aside for funding through the Bank's bonus program. Voluntary employee contributions are required to share in Bank contributions. Employee contributions were $154,000, $171,000, and $186,000 in 1994, 1995, and 1996, respectively.

     The Bank has established a bonus program as part of the compensation package it provides to employees. At December 31, 1996, the Bank employed approximately 120 individuals eligible to participate in this program. Under the program, a bonus pool for nonexecutives is established and funded based on net profits of the current and immediately proceeding year. An executives' bonus program is similarly funded and based on current year profits with payments measured on the basis of return on assets on after-tax income. For the years ending December 31, 1994, 1995, and 1996, $453,000, $600,000, and $510,000,
respectively, was expensed to fund these programs with their related payroll and benefit costs.

     The Bank has also established supplemental retirement agreements with certain of its executive officers. The agreements provide for established post-retirement payments to covered executives for up to ten years after their retirement. The supplemental programs are self-funded by the Bank through the setting aside of funds into a bank-controlled deposit account. As of December 31, 1996, a liability for the supplemental retirement plans was recognized and funded in the amount of $256,000. During 1994, 1995, and 1996, the Bank recorded Plan expenses of $42,000, $42,000, and $28,000, respectively.

NOTE 15 -- EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES

     Earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding for the years ending December 31, 1994, 1995, and 1996. Common stock equivalents include the number of shares issuable on exercise of the outstanding options less the numbers of shares that would have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year for primary net income per common share and the closing market price of common stock for fully diluted net income per common share. Weighted average common shares outstanding were 3,543,504, 3,544,982, and 3,539,422 for the years ended December 31, 1994, 1995 and 1996, respectively. These shares do not reflect the two-for-one stock split described in Note 19. There is no difference between primary and fully diluted net income per common share calculations for the years ended December 31, 1994, 1995, and 1996.

NOTE 16 -- TRANSACTIONS WITH RELATED PARTIES

     Certain directors, executive officers, and principal shareholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collectibility or present any other unfavorable features. The

                                  VRB BANCORP
amount of loans outstanding to directors, executive officers, principal shareholders, and companies with which they are associated was as follows (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995       1996
                                                                     ------     ------
        Beginning balance..........................................  $2,215     $1,622
        Loans made.................................................     299         74
        Loan repayments made.......................................    (892)      (249)
                                                                     ------     ------
        Ending balance.............................................  $1,622     $1,447
                                                                     ======     ======

NOTE 17 -- REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from regulatory examiners categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the following table (in thousands):

                                                                                      TO BE WELL
                                                                FOR CAPITAL        CAPITALIZED UNDER
                                                                  ADEQUACY         PROMPT CORRECTIVE
                                             ACTUAL               PURPOSES         ACTION PROVISIONS
                                        -----------------     ----------------     -----------------
                                        AMOUNT      RATIO     AMOUNT     RATIO     AMOUNT      RATIO
                                        -------     -----     -------    -----     -------     -----
AS OF DECEMBER 31, 1995
  Total capital to risk weighted
     assets...........................  $17,680     17.6%      $8,036     *8.0%    $10,045     *10.0%
  Tier I capital to risk weighted
     assets...........................  $16,420     16.3%      $4,029     *4.0%    $ 6,043      *6.0%
  Tier I capital to average assets....  $16,420     10.8%      $6,081     *4.0%    $ 7,601      *5.0%
AS OF DECEMBER 31, 1996
  Total capital to risk weighted
     assets...........................  $20,628     17.3%      $9,539     *8.0%    $11,924     *10.0%
  Tier I capital to risk weighted
     assets...........................  $19,139     16.1%      $4,755     *4.0%    $ 7,133      *6.0%
  Tier I capital to average assets....  $19,139     11.1%      $6,897     *4.0%    $ 8,622      *5.0%

                                  VRB BANCORP

NOTE 18 -- PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for VRB Bancorp (unconsolidated parent company only) is as follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    ASSETS
      Cash...........................................................  $    31     $   123
      Investment in subsidiary.......................................   17,359      19,992
      Goodwill.......................................................       80          73
                                                                       -------     -------
                                                                       $17,470     $20,188
                                                                       =======     =======
    SHAREHOLDERS' EQUITY
      Common stock...................................................  $ 9,085     $ 9,480
      Retained earnings..............................................    8,355      10,652
      Unrealized gain on available-for-sale securities, net of
         taxes.......................................................       30          56
                                                                       -------     -------
                                                                       $17,470     $20,188
                                                                       =======     =======

                                  VRB BANCORP

                                                               YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    REVENUES
      Equity in undistributed earnings of subsidiary
         bank.............................................  $ 2,092     $ 2,390     $ 2,456
      Dividends received..................................      425         525         845
    EXPENSES
      Goodwill and other administrative expenses..........       (7)         (7)        (50)
                                                            -------     -------     -------
         Net income.......................................  $ 2,510     $ 2,908     $ 3,251
                                                            =======     =======     =======
    CASH FLOWS RELATED TO OPERATING ACTIVITIES
      Net income..........................................  $ 2,510     $ 2,908     $ 3,251
      Adjustments to reconcile net income to net cash
         provided by operating activities:
         Equity in undistributed earnings of subsidiary
           bank...........................................   (2,092)     (2,390)     (2,456)
         Amortization.....................................        7           7           7
                                                            -------     -------     -------
              Net cash provided by operating activities...      425         525         802
                                                            -------     -------     -------
    CASH FLOWS RELATED TO FINANCING ACTIVITIES
      Cash dividends and fractional share payments........     (477)       (562)       (954)
      Cash received from exercise of common stock
         options..........................................       56          32         244
                                                            -------     -------     -------
              Net cash used in financing activities.......     (421)       (530)       (710)
                                                            -------     -------     -------
    NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS.........................................        4          (5)         92
    CASH AND CASH EQUIVALENTS,
      beginning of year...................................       32          36          31
                                                            -------     -------     -------
    CASH AND CASH EQUIVALENTS,
      end of year.........................................  $    36     $    31     $   123
                                                            =======     =======     =======

NOTE 19 -- SUBSEQUENT EVENT (UNAUDITED)

     Effective September 17, 1997, the Bank paid a 2 for 1 stock split for shareholders on record as of September 10, 1997. Earnings per share amounts contained herein reflect the effects of this transaction.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
  and shareholders of Colonial Banking Company

     We have audited the accompanying balance sheets of Colonial Banking Company as of December 31, 1995 and 1996, and the related statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 1994, 1995, and 1996. These financial statements are the responsibility of Colonial Banking Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colonial Banking Company as of December 31, 1995 and 1996, and the results of its operations and cash flows for the years ended December 31, 1994, 1995, and 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2, the accompanying financial statements as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995, and 1996, have been restated to reflect prior period adjustments related to the allowance for loan losses.

                                          MOSS ADAMS LLP

Portland, Oregon
September 25, 1997

                            COLONIAL BANKING COMPANY

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  DECEMBER 31,
                                                             -----------------------      JUNE 30,
                                                               1995          1996           1997
                                                             ---------     ---------     -----------
                                                                                         (UNAUDITED)
                                               ASSETS
Cash and cash equivalents:
  Cash and due from banks..................................   $   967       $ 1,873       $   2,876
  Federal funds sold.......................................     9,400         6,385           2,550
                                                              -------       -------        --------
          Total cash and cash equivalents..................    10,367         8,258           5,426
                                                              -------       -------        --------
Investment securities held-to-maturity (estimated fair
  value of $15,587, $13,358, and $8,956 in 1995, 1996, and
  1997, respectively)......................................    15,685        13,348           8,909
Federal Home Loan Bank stock...............................       361           389             404
Loans, net of allowance for loan losses and unearned
  income...................................................    54,608        73,207          90,176
Premises and equipment, net................................     1,693         1,524           1,674
Accrued interest and other assets..........................       920         1,164           1,346
                                                              -------       -------        --------
                                                               73,267        89,632         102,509
                                                              -------       -------        --------
          Total assets.....................................   $83,634       $97,890       $ 107,935
                                                              =======       =======        ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Deposits:
     Demand deposits.......................................   $ 6,862       $ 7,462       $   9,399
     Interest-bearing demand deposits......................    18,664        22,569          24,703
     Savings deposits......................................    18,775        18,666          18,344
     Time deposits.........................................    33,671        42,844          48,178
                                                              -------       -------        --------
          Total deposits...................................    77,972        91,541         100,624
  Accrued interest and other liabilities...................       584           328             484
  Long-term debt...........................................       293           271             260
                                                              -------       -------        --------
          Total liabilities................................    78,849        92,140         101,368
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred stock, nonvoting, $10.50 par value; 160,857
     shares authorized, 143,008 shares issued and
     outstanding...........................................     1,502         1,502           1,502
  Common stock, $5.00 par value; 2,000,000 shares
     authorized, 235,993 shares issued and outstanding.....     1,180         1,180           1,180
  Surplus..................................................     1,156         2,302           3,402
  Undivided profits........................................       947           766             483
                                                              -------       -------        --------
          Total shareholders' equity.......................     4,785         5,750           6,567
                                                              -------       -------        --------
          Total liabilities and shareholders' equity.......   $83,634       $97,890       $ 107,935
                                                              =======       =======        ========

   The accompanying notes are an integral part of these financial statements.

                            COLONIAL BANKING COMPANY

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                               SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,            ---------------------------
                                                -------------------------------------      JUNE 30,        JUNE 30,
                                                  1994          1995          1996           1996            1997
                                                ---------     ---------     ---------     -----------     -----------
                                                                                          (UNAUDITED)     (UNAUDITED)
INTEREST INCOME
  Interest and fees on loans..................   $ 3,317       $ 5,000       $ 6,061        $ 2,770         $ 4,086
  Interest on investment securities:
    Taxable interest on investment
      securities..............................       791           740           852            405             335
    Nontaxable interest on investment
      securities..............................        36            50            43             19              16
  Interest on federal funds sold..............        95           296           680            363             192
  Interest on deposits with banks.............       139             4            --             --              --
                                                  ------        ------        ------         ------          ------
         Total interest income................     4,378         6,090         7,636          3,557           4,629
                                                  ------        ------        ------         ------          ------
INTEREST EXPENSE
  Interest-bearing demand deposits............       446           461           516            246             313
  Savings deposits............................       513           437           333            171             150
  Time deposits...............................       734         1,931         2,715          1,327           1,542
  Federal Home Loan Bank borrowings...........        13            21            17              9               8
                                                  ------        ------        ------         ------          ------
         Total interest expense...............     1,706         2,850         3,581          1,753           2,013
                                                  ------        ------        ------         ------          ------
         Net interest income..................     2,672         3,240         4,055          1,804           2,616
PROVISION FOR LOAN LOSSES.....................       505           234           428            214             268
                                                  ------        ------        ------         ------          ------
         Net interest income after provision
           for loan losses....................     2,167         3,006         3,627          1,590           2,348
                                                  ------        ------        ------         ------          ------
NONINTEREST INCOME
  Service charges on deposit accounts.........       319           374           386            190             184
  Other service charges and fees..............       212           241           286            155             155
  Gains on sales of mortgage loans, net.......       156            77           100             66              37
                                                  ------        ------        ------         ------          ------
         Total noninterest income.............       687           692           772            411             376
                                                  ------        ------        ------         ------          ------
NONINTEREST EXPENSE
  Salaries and employee benefits..............     1,181         1,202         1,443            691             796
  Net occupancy...............................       433           458           509            256             254
  Advertising and communications..............       119           109            91             50              45
  Deposit insurance premiums and
    assessments...............................        84            78            40             11              19
  Supplies....................................        49            48            53             28              22
  Professional fees...........................        15            24            35             11              17
  Other expenses..............................       479           470           486            247             254
                                                  ------        ------        ------         ------          ------
         Total noninterest expense............     2,360         2,389         2,657          1,294           1,407
                                                  ------        ------        ------         ------          ------
INCOME BEFORE TAXES...........................       494         1,309         1,742            707           1,317
PROVISION FOR INCOME TAXES....................       224           449           649            295             437
                                                  ------        ------        ------         ------          ------
NET INCOME....................................   $   270       $   860       $ 1,093        $   412         $   880
                                                  ======        ======        ======         ======          ======
NET INCOME PER COMMON SHARE
  Primary.....................................   $  0.82       $  2.95       $  3.87        $  1.39         $  3.27
                                                  ======        ======        ======         ======          ======
  Fully diluted...............................   $  0.82       $  2.16       $  2.73        $  1.30         $  2.20
                                                  ======        ======        ======         ======          ======

   The accompanying notes are an integral part of these financial statements.

                            COLONIAL BANKING COMPANY

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                    PREFERRED              COMMON
                                      STOCK                 STOCK                                        TOTAL
                                -----------------     -----------------                 UNDIVIDED     SHAREHOLDERS'
                                SHARES     AMOUNT     SHARES     AMOUNT     SURPLUS      PROFITS         EQUITY
                                ------     ------     ------     ------     -------     ---------     ------------
BALANCE, December 31, 1993....     --      $  --        276      $1,376     $  725       $   670         $2,771
Transfer to surplus...........     --         --         --         --         670          (670)            --
Issuance of preferred stock,
  net of issuance costs.......    143      1,500         --         --          (4)           --          1,496
Cash dividends paid on
  preferred stock.............     --         --         --         --          --           (55)           (55)
Repurchase of common stock....     --         --        (40)      (197)       (236)                        (433)
Net income....................     --         --         --         --          --           270            270
                                  ---      ------       ---      ------     ------       -------         ------
BALANCE, December 31, 1994....    143      1,500        236      1,179       1,155           215          4,049
Exercise of preferred stock
  options.....................     --          2         --         --          --            --              2
Exercise of common stock
  options.....................     --         --         --          1           1            --              2
Cash dividends paid on
  preferred stock.............     --         --         --         --          --          (128)          (128)
Net income....................     --         --         --         --          --           860            860
                                  ---      ------       ---      ------     ------       -------         ------
BALANCE, December 31, 1995....    143      1,502        236      1,180       1,156           947          4,785
Transfer to surplus...........     --         --         --         --       1,146        (1,146)            --
Cash dividends paid on
  preferred stock.............     --         --         --         --          --          (128)          (128)
Net income....................     --         --         --         --          --         1,093          1,093
                                  ---      ------       ---      ------     ------       -------         ------
BALANCE, December 31, 1996....    143      1,502        236      1,180       2,302           766          5,750
Transfer to surplus...........     --         --         --         --       1,100        (1,100)            --
Cash dividends paid on
  preferred stock.............     --         --         --         --          --           (63)           (63)
Net income....................     --         --         --         --          --           880            880
                                  ---      ------       ---      ------     ------       -------         ------
BALANCE, June 30, 1997
  (Unaudited).................    143      $1,502       236      $1,180     $3,402       $   483         $6,567
                                  ===      ======       ===      ======     ======       =======         ======

   The accompanying notes are an integral part of these financial statements.

                            COLONIAL BANKING COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                JUNE 30,
                                                    -----------------------------    --------------------------
                                                     1994       1995       1996         1996           1997
                                                    -------    -------    -------    -----------    -----------
                                                                                     (UNAUDITED)    (UNAUDITED)
CASH FLOWS RELATING TO OPERATING ACTIVITIES
  Net income.....................................   $   270    $   860    $ 1,093      $   412        $   880
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization................       164        203        213          111             96
    Provision for loan losses....................       505        234        428          214            268
    Gains on sales of mortgage loans, net........      (156)       (77)      (100)         (66)           (37)
    Deferred income taxes........................       (49)      (117)      (165)        (107)          (107)
    Change in cash due to changes in certain
       assets and liabilities:
       Increase in accrued interest and other
         assets..................................      (161)       (97)       (80)         (66)           (75)
       Increase (decrease) in accrued interest
         and
         other liabilities.......................       301        180       (256)        (143)           156
       Originations of mortgage loans held for
         sale....................................   (11,080)    (5,994)    (6,993)      (4,704)        (2,711)
       Proceeds from sales of mortgage loans.....    11,568      6,110      6,993        4,770          2,748
                                                    -------    -------    -------      -------        -------
         Net cash provided by operating
           activities............................     1,362      1,302      1,133          421          1,218
                                                    -------    -------    -------      -------        -------
CASH FLOWS RELATING TO INVESTING ACTIVITIES
  Net (decrease) increase in interest-bearing
    deposits with banks..........................      (494)       594         --           --             --
  Purchases of investment securities
    held-to-maturity.............................    (9,737)    (3,164)    (7,674)      (6,424)        (2,018)
  Proceeds from maturities and calls of
    investment securities held-to-maturity.......     9,033      3,678      9,983        5,971          6,442
  Net loan originations..........................   (13,499)   (12,732)   (18,925)         433        (17,238)
  Purchases of premises and equipment............      (584)      (452)       (44)         (32)          (246)
                                                    -------    -------    -------      -------        -------
         Net cash used in investing activities...   (15,281)   (12,076)   (16,660)         (52)       (13,060)
                                                    -------    -------    -------      -------        -------
CASH FLOWS RELATING TO FINANCING ACTIVITIES
  Net increase in deposits.......................     5,389     19,883     13,568        8,486          9,084
  Net increase (decrease) in short-term
    borrowings...................................     1,225     (1,225)        --           --             --
  Proceeds from issuance of preferred stock......     1,496        102         --           --             --
  Repayment of long-term debt....................       (15)       (18)       (22)         (11)           (11)
  Repurchase of common stock.....................      (433)        --         --           --             --
  Cash dividends paid on preferred stock.........       (55)      (128)      (128)         (64)           (63)
  Net proceeds from exercise of preferred
    stock options................................        --          2         --           --             --
  Net proceeds from exercise of common
    stock options................................        --          2         --           --             --
                                                    -------    -------    -------      -------        -------
         Net cash provided by financing
           activities............................     7,607     18,618     13,418        8,411          9,010
                                                    -------    -------    -------      -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................    (6,310)     7,844     (2,109)       8,780         (2,832)
CASH AND CASH EQUIVALENTS, beginning of year.....     8,833      2,523     10,367       10,367          8,258
                                                    -------    -------    -------      -------        -------
CASH AND CASH EQUIVALENTS, end of year...........   $ 2,523    $10,367    $ 8,258      $19,147        $ 5,426
                                                    =======    =======    =======      =======        =======
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
  Cash paid for interest.........................   $ 1,688    $ 2,690    $ 3,351      $ 1,722        $ 1,969
                                                    =======    =======    =======      =======        =======
  Cash paid for taxes............................   $    --    $   534    $ 1,104      $   498        $   563
                                                    =======    =======    =======      =======        =======

   The accompanying notes are an integral part of these financial statements.

                            COLONIAL BANKING COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1994, 1995, AND 1996

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS -- Colonial Banking Company (the Bank) is a majority owned subsidiary of Investors Banking Corporation (IBC). The Bank conducts a general banking business. Its activities include the usual deposit functions of a commercial bank: commercial, real estate, installment, credit card and mortgage loans; checking and savings accounts; automated teller machines (ATM's); collection services; and safe deposit facilities. The Bank also originates and sells mortgage loans into the secondary market.

     The Bank is a state-chartered institution authorized to provide banking services by the State of Oregon. With its headquarters in Grants Pass, Oregon, the Bank also has branch operations in Josephine and Jackson County, Oregon. The Bank is subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

     MANAGEMENT'S ESTIMATES AND ASSUMPTIONS -- In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.

     INVESTMENT SECURITIES -- The Bank is required to specifically identify under generally accepted accounting principles its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1995 and 1996, are "held-to-maturity" and conform to the following accounting policies:

          Securities held-to-maturity -- Bonds, notes, and debentures for which the Bank has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the reserve based on their judgment of information available to them at the time of their examinations.

     Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrued is discontinued, all unpaid

                            COLONIAL BANKING COMPANY
accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     MORTGAGE LOANS -- Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1995 and 1996, mortgage loans held-for-sale were carried at cost which approximated market.

     PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on straight-line and accelerated methods over the shorter of the estimated useful lives of the assets or terms of the leases. Amortization of leasehold improvements is included with depreciation expense in the accompanying financial statements.

     OTHER REAL ESTATE -- Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. Other real estate was insignificant at December 31, 1995 and 1996.

     INCOME TAXES -- Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     STATEMENT OF CASH FLOWS -- Cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, and federal funds sold.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit as well as commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     The Financial Accounting Standards Board (FASB) issued Statement No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" which became effective for the Bank for the year ending December 31, 1995. This pronouncement requires that banks holding derivative financial instruments disclose quantitative and qualitative information about the instruments. As of December 31, 1995 and 1996, and for the years then ended, the Bank held no derivative financial instruments.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

          Cash and cash equivalents -- The carrying amounts of cash and short-term instruments approximate their fair value.

          Held-to-maturity securities -- Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

          Loans receivable -- For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan

                            COLONIAL BANKING COMPANY
     characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Deposit liabilities -- The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit
     (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Short-term borrowings -- The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          Long-term debt -- The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          Accrued interest -- The carrying amounts of accrued interest approximate their fair values.

          Off-balance-sheet instruments -- The Bank's off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

     ADVERTISING -- Advertising costs are generally charged to expense during the year in which they are incurred.

     STOCK OPTIONS -- In October 1995 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair-value based method of accounting for an employee stock option or similar equity instrument.

     This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement were elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The Bank has elected to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement has had no effect on the Bank's financial position or results of operations.

     UNAUDITED INTERIM FINANCIAL DATA -- The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of results to be anticipated for the year ending December 31, 1997.

     ACCOUNTING STANDARDS YET TO BE ADOPTED -- In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which the Bank is required to adopt for the year ended December 31, 1997. SFAS No. 125 requires that the Bank recognize the financial

                            COLONIAL BANKING COMPANY
and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The Bank's management has determined that the adoption of this statement will not have a material impact on its financial statements.

     In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share" which the Bank is required to adopt for both interim and annual periods ending after December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements of earnings per share. Management has determined that the effect of the adoption of this statement on the earnings per share calculation for the Bank will not be material.

     In February 1997, the FASB issued SFAS No. 129 "Disclosure of Information about Capital Structure" which requires that the Bank describe, in the financial statements, the pertinent rights and privileges of the various securities outstanding. This will be effective for the year ended December 31, 1998, and will have no significant impact on disclosures to the financial statements.

     In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which the Bank is required to adopt for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). Management expects this standard, when adopted, will have no material impact on the Bank's financial statements.

     Other issued but not yet required FASB statements are not currently applicable to the Bank's operations.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1994 and 1995 financial statements to conform with current year presentations.

NOTE 2 -- CORRECTION OF UNDERSTATEMENT OF ALLOWANCE FOR LOAN LOSSES

     During 1997, management re-evaluated the allowance for loan losses and adopted a different methodology for determining an appropriate allowance for loan losses. As a result, prior period adjustments related to the allowance were made to previously issued financial statements.

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994      1995      1996
                                                             -----     ----     ------
        Decrease to net income:
          As reported......................................  $ 571     $886     $1,242
          Adjustment.......................................   (301)     (26)      (149)
                                                             -----     -----    -------
          As restated......................................  $ 270     $860     $1,093
                                                             =====     =====    =======

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Decrease in loans, net of allowance for loan losses and
          unearned income:
          As reported............................................  $55,127     $73,974
          Adjustment.............................................     (519)       (767)
                                                                   -------     -------
          As restated............................................  $54,608     $73,207
                                                                   =======     =======
        Changes to deferred taxes:
          As reported............................................  $  (145)    $   (30)
          Adjustment.............................................      241         291
                                                                   -------     -------
          As restated............................................  $    96     $   261
                                                                   =======     =======

                            COLONIAL BANKING COMPANY

NOTE 3 -- INVESTMENT SECURITIES HELD-TO-MATURITY

     The amortized cost and estimated fair values of investment securities at December 31, 1995 and 1996, were as follows (in thousands):

                                                                   GROSS          GROSS
                                                   AMORTIZED     UNREALIZED     UNREALIZED      FAIR
                                                     COST          GAINS          LOSSES        VALUE
                                                   ---------     ----------     ----------     -------
DECEMBER 31, 1995
Held-to-maturity securities:
  U.S. Government and agency securities..........   $ 6,320         $ --           $ 38        $ 6,282
  U.S. Treasury securities.......................     5,201           --             56          5,145
  Bankers acceptances............................     2,015           --             --          2,015
  Obligations of state and political
     subdivisions................................     1,131            5             --          1,136
  Mortgage-backed securities.....................     1,018           --              9          1,009
                                                    -------          ---           ----        -------
                                                    $15,685         $  5           $103        $15,587
                                                    =======          ===           ====        =======
DECEMBER 31, 1996
Held-to-maturity securities:
  U.S. Government and agency securities..........   $ 9,806         $ 22           $ 14        $ 9,814
  U.S. Treasury securities.......................     1,988           --              7          1,981
  Obligations of state and political
     subdivisions................................       892            2             --            894
  Mortgage-backed securities.....................       662            7             --            669
                                                    -------          ---           ----        -------
                                                    $13,348         $ 31           $ 21        $13,358
                                                    =======          ===           ====        =======

     The amortized cost and estimated fair value of investment securities held-to-maturity at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are listed separately as their estimated average lives vary according to changes in interest rates:

                                                                  AMORTIZED      FAIR
                                                                    COST         VALUE
                                                                  ---------     -------
        Due in one year or less.................................   $ 4,283      $ 4,276
        Due after one year through five years...................     8,402        8,413
        Mortgage-backed securities..............................       663          669
                                                                   -------      -------
                                                                   $13,348      $13,358
                                                                   =======      =======

     Proceeds from maturities and calls of held-to-maturity investment securities during 1995 and 1996, were $3,678,000 and $9,983,000, respectively.

     Investment securities with a carrying value of approximately $639,000 and $505,000 were pledged at December 31, 1995 and 1996, respectively, to secure Federal Home Loan Bank borrowings. At December 31, 1996, investment securities with an amortized cost of $477,000 were pledged to secure public deposits and for other purposes required or permitted by law. No investment securities were pledged as collateral for these purposes at December 31, 1995.

     The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB. The FHLB stock is not actively traded but is redeemable by FHLB at its current book value.

                            COLONIAL BANKING COMPANY

NOTE 4 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     The composition of loans at December 31, 1995 and 1996, was as follows (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Real estate:
          Commercial.............................................  $ 5,257     $ 6,366
          Construction...........................................    4,091       9,238
          Mortgage...............................................   38,137      46,997
          Mortgage loans held-for-sale...........................       80         181
        Installment..............................................    2,297       2,574
        Commercial...............................................    5,901       9,527
                                                                   -------     -------
                                                                    55,763      74,883
                                                                   -------     -------
        Less:
          Allowance for loan losses..............................      981       1,297
          Deferred loan fees.....................................      174         379
                                                                   -------     -------
                                                                     1,155       1,676
                                                                   -------     -------
                                                                   $54,608     $73,207
                                                                   =======     =======

     The following is an analysis of the changes in the allowance for possible loan losses (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              1994     1995      1996
                                                              ----     ----     ------
        Balance, beginning of year..........................  $294     $775     $  981
        Provision for loan losses...........................   505      234        428
        Loans charged to losses.............................   (32)     (37)      (118)
        Recoveries of loans previously charged-off..........     8        9          6
                                                              ----     ----     ------
        Balance, end of year................................  $775     $981     $1,297
                                                              ====     ====     ======

     Impaired loans of $196,000 at December 31, 1995, have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118. There were no impaired loans at December 31, 1996. The average recorded investment and total allowance for loan losses related to impaired loans was equal to their recorded investment at December 31, 1995. No interest income was accrued on impaired loans or included in the results of operations for the years ended December 31, 1994, 1995, and 1996.

                            COLONIAL BANKING COMPANY

NOTE 5 -- BANK PREMISES AND EQUIPMENT

     Bank premises, furniture, and equipment consisted of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Land.....................................................  $   199     $   199
        Buildings................................................    1,566       1,575
        Furniture and equipment..................................      846         892
        Leasehold improvements...................................      387         377
                                                                   -------     -------
                                                                     2,998       3,043
        Less accumulated depreciation and amortization...........   (1,305)     (1,519)
                                                                   -------     -------
                                                                   $ 1,693     $ 1,524
                                                                   =======     =======

NOTE 6 -- OTHER ASSETS

     Other assets consisted of the following (in thousands):

                                                                       DECEMBER 31,
                                                                      ---------------
                                                                      1995      1996
                                                                      ----     ------
        Accrued interest receivable.................................  $567     $  713
        Prepaid expenses............................................    98         91
        Deferred taxes..............................................    96        261
        Other real estate...........................................    71          3
        Other assets................................................    88         96
                                                                      ----     ------
                                                                      $920     $1,164
                                                                      ====     ======

NOTE 7 -- TIME DEPOSITS

     Time certificates of deposit in excess of $100,000 aggregated approximately $3,413,000 and $6,228,000 at December 31, 1995 and 1996, respectively.

     At December 31, 1996, the scheduled maturities for time deposits is as follows (in thousands):

                1997...............................................  $30,378
                1998...............................................    8,185
                1999...............................................    3,250
                2000...............................................      413
                2001...............................................      493
                Thereafter.........................................      125
                                                                     -------
                                                                     $42,844
                                                                     =======

                            COLONIAL BANKING COMPANY

NOTE 8 -- INCOME TAXES

     The income tax provision (credit) consisted of the following (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994      1995      1996
                                                             -----     -----     -----
        Current............................................   $273     $ 566     $ 814
        Deferred...........................................    (49)     (117)     (165)
                                                             -----     -----     -----
        Provision for income taxes.........................   $224     $ 449     $ 649
                                                             =====     =====     =====

     Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. Deferred income taxes, according to the timing differences which caused them, were as follows (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994      1995      1996
                                                             -----     -----     -----
        Accounting loan loss provision in excess of tax
          provision........................................  $(182)    $ (78)    $(120)
        Accounting depreciation less than (in excess of)
          tax depreciation.................................     12       (16)      (27)
        Cash to accrual conversion.........................     60       (40)      (34)
        Federal Home Loan Bank stock dividends.............      5         8        13
        Other differences..................................  $  56         9         3
                                                             -----     -----     -----
                                                             $ (49)    $(117)    $(165)
                                                             =====     =====     =====

     The net deferred tax benefits included in other assets in the accompanying consolidated balance sheets include the following components (in thousands):

                                                                        DECEMBER 31,
                                                                        -------------
                                                                        1996     1995
                                                                        ----     ----
        Deferred tax assets:
          Loan loss reserve...........................................  $275     $395
          Other.......................................................     3       --
                                                                        ----     ----
                                                                         278      395
                                                                        ----     ----
        Deferred tax liabilities:
          Accumulated depreciation....................................    27       --
          Cash to accrual conversion..................................   136      102
          Federal Home Loan Bank stock dividends......................    19       32
                                                                        ----     ----
                                                                         182      134
                                                                        ----     ----
        Net deferred tax asset........................................  $ 96     $261
                                                                        ====     ====

     The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments. The 1995 provision for income taxes reflects a reduction in the state income tax rate from 6.6% to 3.3%.

                            COLONIAL BANKING COMPANY

     A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows (in thousands):

                                                                 YEARS ENDED DECEMBER
                                                                         31,
                                                                ----------------------
                                                                1994     1995     1996
                                                                ----     ----     ----
        Federal income tax at statutory rate..................  $168     $444     $592
        State income tax expense, net of federal effect.......    33       43      115
        Other.................................................    23      (38)     (58)
                                                                ----     ----     ----
                                                                $224     $449     $649
                                                                ====     ====     ====
        Effective tax rate....................................    45%      34%      37%
                                                                ====     ====     ====

     Management believes, based upon the Bank's historical performance, net deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

NOTE 9 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the amounts recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that a majority of loan commitments are drawn upon by customers. While most commercial letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include cash, accounts receivable, inventory, premises and equipment, and income-producing commercial properties.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank did not incur any losses on its commitments during 1994, 1995, or 1996.

                            COLONIAL BANKING COMPANY

     A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 1996, follows (in thousands):

                Commitments to extend credit.......................  $10,252
                Standby letters of credit..........................      352
                                                                     -------
                                                                     $10,604
                                                                     =======

NOTE 10 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table estimates the fair values and the related carrying values of the Bank's financial instruments (in thousands):

                                                       DECEMBER 31, 1995        DECEMBER 31, 1996
                                                      --------------------     --------------------
                                                      CARRYING      FAIR       CARRYING      FAIR
                                                       AMOUNT       VALUE       AMOUNT       VALUE
                                                      --------     -------     --------     -------
Financial assets:
  Cash and due from banks...........................  $    967     $   967     $  1,873     $ 1,873
  Federal funds sold................................     9,400       9,400        6,385       6,385
  Investment securities held-to-maturity............    15,685      15,587       13,348      13,358
  Federal Home Loan Bank stock......................       361         361          389         389
  Loans, net of allowance for losses................    54,608      52,688       73,207      74,319
Financial liabilities:
  Demand and savings deposits.......................    44,301      44,301       48,697      48,697
  Time deposits.....................................    33,671      33,890       42,844      42,829
  Long-term debt....................................       293         290          271         258

     While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1995 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1995 and 1996, should not necessarily be considered to apply at subsequent dates.

     In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 11 -- CONCENTRATIONS OF CREDIT RISK

     The Bank's branches are located in Josephine County and Jackson County, Oregon, and a substantial portion of the Bank's loans are collateralized by real estate in this geographic area. In addition, the Bank's loan portfolio includes a significant portion of real estate secured loans in the Salem, Oregon area (approximately $18,514,000 and $21,416,000, at December 31, 1995 and 1996,
respectively) and in the Portland, Oregon area (approximately $10,425,000 at December 31, 1996). The loans outside of the Josephine and Jackson County areas were either purchased from another financial institution or were generated from the Bank's loan production office in Portland which was opened in 1996. The ultimate collectibility of the majority of the Bank's loan portfolio is particularly susceptible to changes in conditions in these three market areas. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were

                            COLONIAL BANKING COMPANY
granted primarily to commercial borrowers as of December 31, 1996. Investments in state and municipal securities involve government entities within the Bank's geographical region.

NOTE 12 -- BORROWINGS FROM FEDERAL HOME LOAN BANK

     At December 31, 1995 and 1996, the Bank had long-term borrowings from the Federal Home Loan Bank of Seattle (FHLB) totaling $293,000 and $271,000, respectively, with fixed interest rates ranging from 5.50% to 6.61%. The borrowings require monthly principal and interest payments and mature from 2008 through 2010. All borrowings from FHLB are collateralized by a blanket pledge agreement on FHLB stock, funds on deposit with FHLB, investments, and loans.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Bank becomes involved in various litigation arising from normal banking activities. In the opinion of management, the ultimate disposition of these actions will not have a material adverse effect on the financial position or results of operations.

     The Bank leases certain land and facilities under operating leases, some of which include renewal options and escalation clauses. At December 31, 1996, the aggregate minimum rental commitments under operating leases that have initial or remaining noncancellable lease terms in excess of one year were approximately as follows (in thousands):

                YEARS ENDED DECEMBER 31,
                  1997................................................  $120
                  1998................................................    78
                  1999................................................    69
                  2000................................................    68
                  2001................................................    68
                  Thereafter..........................................   509
                                                                        ----
                          Total minimum payments required.............  $912
                                                                        ====

     Rental expense for all operating leases was approximately $121,000, $132,000, and $144,000 in 1994, 1995, and 1996, respectively.

NOTE 14 -- STOCK OPTION PLANS

     The Bank has established a nonqualified preferred and common stock option plan (the Stock Plan) for key employees. The Stock Plan provides that the exercise price of options will be the estimated fair market value at the date of grant. Generally, options vest and become exercisable over a four-year period commencing one year from the date of grant.

                            COLONIAL BANKING COMPANY

     The following summarizes options available and outstanding under both plans as of December 31, 1996 (in thousands, with the exception of exercise prices):

                                                    PREFERRED STOCK                  COMMON STOCK
                                              ---------------------------     ---------------------------
                                                         WEIGHTED AVERAGE                WEIGHTED AVERAGE
                                              SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE
                                              ------     ----------------     ------     ----------------
Options outstanding at December 31, 1993....    --                              22            $ 8.59
Options granted in 1994.....................    10            $10.50            --
Options exercised in 1994...................    --                              --
Options forfeited...........................    --                              --
                                                --                              --
Options outstanding at December 31, 1994....    10            $10.50            22            $ 8.59
                                                ==                              ==
Options exercisable at December 31, 1994....    --            $10.50             5            $ 8.59
                                                ==                              ==
Options reserved at December 31, 1994.......     9                               9
                                                ==                              ==
Options outstanding at December 31, 1994....    10            $10.50            22            $ 8.59
Options granted in 1995.....................     2            $11.48             2            $11.48
Options exercised in 1995...................    (1)           $10.50            (1)           $ 8.59
                                                --                              --
Options outstanding at December 31, 1995....    11            $10.58            23            $ 8.78
                                                ==                              ==
Options exercisable at December 31, 1995....     2            $10.50            10            $ 8.59
                                                ==                              ==
Options reserved at December 31, 1995.......     7                               7
                                                ==                              ==
Options outstanding at December 31, 1995....    11            $10.58            23            $ 8.78
Options granted in 1996.....................     7            $13.49             7            $13.49
                                                --                              --
Options outstanding at December 31, 1996....    18            $11.76            30            $ 9.93
                                                ==                              ==
Options exercisable at December 31, 1996....     5            $10.54            16            $ 8.65
                                                ==                              ==
Options reserved at December 31, 1996.......    --                              --
                                                ==                              ==

     Had compensation cost for the Bank's 1995 and 1996 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Bank's net income, and net income per common share for 1995 would approximate the pro forma amounts below (in thousands except per share data):

                                                                    DECEMBER 31, 1995
                                                                -------------------------
                                                                AS REPORTED     PRO FORMA
                                                                -----------     ---------
        Net income............................................    $   860        $   859
        Net income per common share:
          Primary.............................................    $  2.95        $  2.95
          Fully diluted.......................................    $  2.16        $  2.16

                                                                    DECEMBER 31, 1996
                                                                -------------------------
                                                                AS REPORTED     PRO FORMA
                                                                -----------     ---------
        Net income............................................    $ 1,093        $ 1,088
        Net income per common share:
          Primary.............................................    $  3.87        $  3.86
          Fully diluted.......................................    $  2.73        $  2.72

                            COLONIAL BANKING COMPANY

     The fair value of each option granted during 1995 and 1996, is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 8.5% on preferred stock; (2) risk-free interest rate of approximately 6%; and, (3) expected life of two years.

     The effects of applying SFAS No. 123 in this proforma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

NOTE 15 -- EMPLOYEE BENEFIT PLANS

     The Bank maintains a profit sharing plan (the Plan) that covers substantially all employees of the Bank. Contributions to the Plan are made solely at the discretion of the Board of Directors, and totaled approximately $25,000, $26,000, and $34,000 in 1994, 1995, and 1996, respectively.

NOTE 16 -- EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES

     Primary earnings per common share is computed by deducting preferred dividends from net income in order to determine net income attributable to common stockholders. This amount is then divided by the weighted average number of common shares outstanding during the year, giving effect to common stock equivalents arising from stock options (1994 -- 260,953 shares, 1995 -- 248,390 shares, and 1996 -- 249,651 shares).

     Fully diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year, after giving effect to common stock equivalents arising from stock options and for preferred stock assumed to be converted into common stock (1994 -- 307,608, 1995 -- 397,431 shares, and 1996 -- 400,093 shares).

NOTE 17 -- TRANSACTIONS WITH RELATED PARTIES

     Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows (in thousands):

                                                                        DECEMBER 31,
                                                                       --------------
                                                                       1995      1996
                                                                       -----     ----
        Beginning balance............................................  $ 136     $ 69
        Loans made...................................................    366      198
        Loan repayments made.........................................   (433)     (47)
                                                                       -----     ----
        Ending balance...............................................  $  69     $220
                                                                       =====     ====

NOTE 18 -- REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's

                            COLONIAL BANKING COMPANY
capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from regulatory examiners categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the following table (in thousands):

                                                                                         TO BE WELL
                                                                                        CAPITALIZED
                                                                                           UNDER
                                                                                           PROMPT
                                                                   FOR CAPITAL           CORRECTIVE
                                                                     ADEQUACY              ACTION
                                                 ACTUAL              PURPOSES            PROVISIONS
                                            ----------------     ----------------     ----------------
                                            AMOUNT     RATIO     AMOUNT     RATIO     AMOUNT     RATIO
                                            ------     -----     ------     -----     ------     -----
AS OF DECEMBER 31, 1995:
  Total capital to risk-weighted assets...  $5,573     10.6 %    $4,222      8.0%     $5,278     10.0 %
  Tier 1 capital to risk-weighted
     assets...............................  $3,610      6.8 %    $2,111      4.0%     $3,167      6.0 %
  Tier 1 capital to average assets........  $3,610      4.3 %    $3,362      4.0%     $4,202      5.0 %
AS OF DECEMBER 31, 1996:
  Total capital to risk-weighted assets...  $6,756      9.7 %    $5,573      8.0%     $6,967     10.0 %
  Tier 1 capital to risk-weighted
     assets...............................  $6,226      8.9 %    $2,786      4.0%     $4,180      6.0 %
  Tier 1 capital to average assets........  $6,226      6.5 %    $3,857      4.0%     $4,821      5.0 %

     At December 31, 1995, the Bank's preferred stock was considered Tier 2 capital because the Bank's preferred shareholders had not voted to approve that dividends on preferred stock were noncumulative. During 1996, the Bank held a special shareholders meeting at which the preferred shareholders voted to approve the noncumulative nature of the preferred stock. Accordingly, at December 31, 1996, the Bank's preferred stock is considered Tier 1 capital.

NOTE 19 -- SUBSEQUENT EVENTS

     On July 24, 1997, VRB Bancorp entered into an Option Agreement to purchase all of the outstanding shares of Investors Banking Corporation (IBC), Colonial Banking Company's primary shareholder, for $41 per share. Simultaneously with the acquisition of these shares, IBC will be liquidated and Colonial Banking Company will be merged into VRB Bancorp. The minority shareholders of Colonial Banking Company will be paid $43.36 per share for their remaining shares of Colonial Banking Company.

     The merger of Colonial Banking Company into VRB Bancorp is subject to certain conditions, including severance payments to certain officers of Colonial Banking Company, buyout of certain Colonial Banking Company options, and approval of the merger by Colonial Banking Company's shareholders, the Oregon State Director of Finance, and the FDIC. Severance payments and option buyouts in the amount of approximately $1,144,000 will be recorded as an expense, net of tax benefits, of Colonial Banking Company for the year ended December 31, 1997.

======================================================
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VRB OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VRB SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary.....................     3
Summary Historical and Pro Forma
  Financial Data.......................     5
VRB Current Summary Financial Data.....     7
Risk Factors...........................     8
Colonial Banking Company Acquisition...    11
Use of Proceeds........................    12
Market Price of and Dividends on the
  Common Stock.........................    13
Capitalization.........................    14
VRB Bancorp Pro Forma Combined
  Financial Statements.................    15
Notes to Pro Forma Combined Financial
  Statements...........................    18
VRB Selected Historical Financial
  Information and Other Data...........    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    20
Business...............................    35
Management.............................    41
Security Ownership of Management and
  Others...............................    46
Supervision and Regulation.............    47
Description of Capital Stock...........    51
Underwriting...........................    54
Experts................................    55
Legal Matters..........................    55
Available Information..................    56
Index to Financial Statements..........   F-1

------------------------------------------------------
======================================================
------------------------------------------------------

                                1,000,000 SHARES

                                      LOGO

                                  VRB BANCORP

                                  COMMON STOCK
                             ----------------------
                                   PROSPECTUS
                             ----------------------
                             BLACK & COMPANY, INC.
                                            , 1997

------------------------------------------------------
======================================================

                                    PART II
                       (ITEMS NOT REQUIRED IN PROSPECTUS)

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses incurred by the Company in connection with the Offering. Except for the SEC registration fees and NASD filing fees, and Nasdaq initial listing fees, all expenses are estimates:

        SEC Registration Fees.............................................  $  3,136
        NASD Filing Fees..................................................     1,535
        Nasdaq Initial Listing Fee........................................    37,970
        Blue Sky Fees and Expenses (including legal fees).................     3,000
        Costs of Printing.................................................    40,000
        Accounting Fees and Expenses......................................    50,000
        Legal Fees........................................................   100,000
        Miscellaneous Expenses............................................    14,359
                  Total Expenses..........................................  $250,000
                                                                            ========

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As an Oregon corporation, the Company is subject to the Oregon Business Corporation Act (the "Business Corporation Act"). Under the Business Corporation Act, a corporation may provide in its Articles of Incorporation or in its Bylaws for the indemnification of directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the Business Corporation Act, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit; however, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The Business Corporation Act provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

     The Business Corporation Act also provides that the corporation may, by so providing in its Articles of Incorporation, eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that the Articles of Incorporation may not eliminate or limit liability for any breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful distribution, or any transaction from which the director received an improper personal benefit.

     In accordance with Oregon law, the Articles of Incorporation of the Company provide that directors are not personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for (i) any breach of a director's duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to shareholders which is unlawful, or (iv) any transaction from which the director received an improper personal benefit.

     The Articles of Incorporation also provide for indemnification of any person who is or was a party, or is threatened to be made a party, to any civil, administrative or criminal proceeding by reason of the fact that the person is or was a director or officer of the corporation or any of its subsidiaries, or is or was serving at the request of the corporation as a director, officer, partner, agent or employee of another corporation or entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by that person if (i) the person acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the corporation, or (ii) the act or omission giving rise to such action or proceeding is ratified, adopted or confirmed by the corporation, or the benefit thereof was received by the corporation. Indemnification is available under this provision of the Articles of Incorporation in the case of derivative actions, unless the person is adjudged to be liable for gross negligence or deliberate misconduct in the performance of the person's duty to the corporation. To the extent a director, officer, employee or agent (including an attorney) is successful on the merits or otherwise in defense of any action to which this provision is applicable, the person is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with that defense.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

          The index of exhibits being filed with this Registration Statement is attached on page Z-1.

     (b) Financial Statement Schedules

        None.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (A) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          (B) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared it effective.

          (C) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rogue River, state of Oregon, on October 31, 1997.


                                          VRB BANCORP

                                          By:     /s/ WILLIAM A. HADEN
                                            ------------------------------------
                                                William A. Haden, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on October 31, 1997:


            /s/ WILLIAM A. HADEN
--------------------------------------------
        William A. Haden, President,
   Chief Executive Officer, President and
                  Director
       (Principal Executive Officer)

            /s/ FELICE BELFIORE
--------------------------------------------
              Felice Belfiore,
  Vice President & Chief Financial Officer
(Principal Financial and Accounting Officer)

            /s/ JAMES D. COLEMAN                              /s/ GARY LUNDBERG
--------------------------------------------     --------------------------------------------
         James D. Coleman, Director                        Gary Lundberg, Director

              JOHN O. DUNKIN*                               /s/ ROBERT J. DEARMOND
--------------------------------------------     --------------------------------------------
          John O. Dunkin, Director                       Robert J. DeArmond, Director

              MICHAEL DONOVAN*                                LARRY L. PARDUCCI*
--------------------------------------------     --------------------------------------------
         Michael Donovan, Director                       Larry L. Parducci, Director

               APRIL SEVCIK*                                   /s/ TOM ANDERSON
--------------------------------------------     --------------------------------------------
           April Sevcik, Director                           Tom Anderson, Director

*By:       /s/ TOM ANDERSON
-------------------------------------------------
           Tom Anderson,
          Attorney-in-fact

                                 EXHIBIT INDEX


 1.0    Form of Underwriting Agreement
 3.1    Articles of Incorporation of VRB Bancorp*
 3.2    Bylaws of VRB Bancorp*
 4.0    Specimen stock certificate*
 5.0    Opinion of Foster Pepper & Shefelman PLLC re legality of shares to be issued**
10.1    Stock Option Agreement, dated July 24, 1997, between Valley of the Rogue Bank and the shareholders of Investors Banking Corporation**
10.2    Plan of Merger, dated September 30, 1997, between Valley of the Rogue Bank and
        Colonial Banking Company**
10.3    Ground Lease Agreement dated June 1, 1988, relating to lease of parking area of
        Poplar Drive Branch Office.*
10.4    Lease Agreement and Memorandum of Agreement dated August 15, 1989 relating to lease of Stewart Avenue Branch Office.*
10.5    Lease Agreement dated December 27, 1979, and related agreements relating to the
        Talent Branch Office.*
10.6    Employment Agreement dated April 10, 1992, by and between Valley of the Rogue Bank and Tom Anderson.*
10.7    Employment Agreement dated January 11, 1993, and Amendment to Employment Agreement,
        dated September 26, 1994, by and between Valley of the Rogue Bank and William A.
        Haden.*
10.8    1994 Amended Non-Discretionary Stock Option Plan for Non-Employee Directors
        (incorporated by reference to Exhibit 4.3 of the Registrant's registration statement on Form S-8 filed with the Commission on October 3, 1995)
10.9    1994 Amended Non-Qualified Stock Option Plan (incorporated by reference to Exhibit
        4.3 of the Registrant's registration statement on Form S-8 filed with the Commission on October 3, 1995)
10.10   Employment Agreement dated February 27, 1997 by and among Valley of the Rogue Bank,
        VRB Bancorp and Felice Belfiore
10.11   Employment Agreement dated May 1, 1996 by and between Valley of the Rogue Bank and
        Brad Copeland
21.0    Subsidiaries of the Registrant**
23.1    Consent of Moss Adams, Certified Public Accountants regarding Financial Statements of
        VRB Bancorp and Colonial Banking Company.
23.2    Consent of Foster Pepper & Shefelman PLLC (included in Exhibit 5.0)
24.0    Powers of Attorney (included in the signature page to the Registration Statement)


---------------
 * Incorporated by reference to the Registrant's Registration Statement on Form 10 (Commission file number 0-25932) filed April 26, 1995 pursuant to Section 12(g) of the Securities Exchange Act of 1934.

** previously filed

                                       Z-1